Exhibit 99.1

BUILDING THE ECONOMY OF EVERYONE MANAGEMENT PROXY CIRCULAR ANNUAL MEETING OF SHAREHOLDERS APRIL 10, 2018 YOUR VOTE IS IMPORTANT Please take some time to read this management proxy circular for important information about the business of the meeting and to learn more about Scotiabank. Scotiabank

Scotiabank is Canada’s international bank.

We are dedicated to helping our 24 million customers become better off through a broad range of advice, products and services.

Notice of annual meeting of common shareholders of The Bank of Nova Scotia

WHEN	WHERE

Tuesday, April 10, 2018	Scotiabank Centre
9:00 a.m. (local time)	Scotia Plaza, 40 King Street West, 2nd floor
Toronto, Ontario M5H 3Y2

AT THE MEETING YOU WILL BE ASKED TO:

1.	Receive our financial statements for the year ended October 31, 2017 and the auditors’ report on the statements
2.	Elect directors
3.	Appoint auditors
4.	Vote on an advisory resolution on our approach to executive compensation
5.	Vote on the shareholder proposal
6.	Consider any other business that may properly come before the meeting

You can read about each item of business beginning on page 4 of the management proxy circular, which describes the meeting, who can vote and how to vote.

Holders of common shares on February 13, 2018, the record date, are eligible to vote at the meeting (subject to Bank Act (Canada) restrictions). There were 1,197,999,671 common shares outstanding on this date.

By order of the board,

Julie A. Walsh

Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer

Toronto, Ontario, Canada

February 13, 2018

YOUR VOTE IS

IMPORTANT

As a Scotiabank shareholder, it is important to vote your shares at the upcoming meeting. Detailed voting instructions for registered and non-registered shareholders begin on page 6 of the management proxy circular.

If you cannot attend the meeting, you should complete, sign and return your proxy or voting instruction form to vote your shares. Your vote must be received by our transfer agent, Computershare Trust Company of Canada, by 5 p.m. (Eastern) on April 9, 2018.

We will have live coverage of the meeting on the investor relations section of our website (www.scotiabank.com).

Welcome to our 186th shareholder meeting

Thomas C. O’Neill Chairman of Scotiabank’s Board of Directors Brian J. Porter President and Chief Executive Officer

Dear fellow shareholders,

We look forward to seeing you at Scotiabank’s annual meeting in Toronto on April 10th, 2018. We will be covering several important items of business, so please review the management proxy circular and vote your shares.

Your bank accomplished a lot to be proud of over the last year, despite the rapidly-changing business environment. Our strategy is clear and we are generating solid operating and financial results for you, our shareholders. Canadian Banking continues to achieve best-in-class results while International Banking and Global Banking and Markets have gained momentum and are delivering strong growth. The board is pleased with the significant progress made over the past year, all of which is well within the bank’s risk appetite. Looking forward, we will continue to build on the momentum generated in 2017 to improve our customers’ experience and strengthen the core of our bank.

Supporting our Customers and Communities

At 185 years old, Scotiabank is one of Canada’s longest-enduring companies. We are one of the largest 25 banks in the world, with 24 million customers and operations in close to 50 countries. We have prospered, in part, because of our commitment to making a positive difference in the communities in which we live and work. In addition to the hundreds of thousands of volunteer hours put in by employees over the last twelve months, the bank supported a number of natural disaster relief programs, and also invested in charitable organizations that are committed to helping young people reach their full potential. We strongly believe that our efforts in this regard are contributing to the long-term security, stability and strength of our communities.

Governance and Leadership

The board is committed to ensuring that its members have a diversity of skills and experience. Over the past few years, the board has undertaken significant succession planning to better utilize the wealth of experience represented on the board while incorporating new perspectives and skills. This year, we were proud to welcome Michael Penner to the board. Michael, who is based in Montreal, Quebec, brings in-depth knowledge of small and medium-sized business as well as strong leadership experience across public and private sectors. We would also like to thank William Fatt, who stepped down from the board this year for personal health reasons. We are grateful to Bill for the tremendous contributions and insight he brought to the boardroom table during his three years on our board, and we wish him all the best.

The board and management team are actively investing in developing, promoting and recruiting leaders that reflect the diversity of our footprint, and the customers we serve each and every day.

Forward Looking

Globally, the financial services industry continues to evolve rapidly, with new technology and innovation driving the changes. In that context, the board fully supports the strategic direction of the bank’s leadership team and the actions being taken across the enterprise. We are confident that these actions will create a superior experience for our customers and deliver value for our shareholders over the medium to longer-term.

We look forward to seeing you in Toronto on April 10.

Management proxy circular	1

What’s inside

2	Scotiabank

Management proxy circular

You have received this management proxy circular because you owned Scotiabank common shares as of the close of business on February 13, 2018 (the record date), and are entitled to vote at our annual meeting.

1 ABOUT THE MEETING Read about the items of business and how to vote your shares

Management is soliciting your proxy for the shareholder

meeting on April 10, 2018.

This document tells you about the meeting, governance
and executive compensation at Scotiabank. We  have organized it into three sections to make it easy to find what you are
looking for and to help you vote with confidence.

We pay the cost of proxy solicitation for all registered and non-registered shareholders. We are soliciting proxies mainly by mail, but you may also be contacted by phone or in person by employees of Scotiabank or Computershare Trust Company
of Canada, our transfer agent. We may also engage solicitation agents at a nominal cost.

	In this document: • we, us, our, the bank and Scotiabank mean The Bank of Nova Scotia • you and your mean holders of our common shares • common shares and shares mean the bank’s common shares	2 GOVERNANCE Learn about our governance practices and our board
Unless indicated otherwise, information in this management proxy circular (circular) is as of February 6, 2018 and all dollar amounts are in Canadian dollars.

FOR MORE INFORMATION

You can find financial information about Scotiabank in our 2017 consolidated financial statements and management’s discussion and analysis (MD&A). Financial information and other information about Scotiabank, including our annual information form (AIF) and quarterly financial statements are available on our website (www.scotiabank.com), SEDAR (www.sedar.com), or on the U.S. Securities and Exchange Commission (SEC) website (www.sec.gov).

Copies of these documents, this circular and any document incorporated by reference, are available for free by writing to the:

Corporate Secretary of The Bank of Nova Scotia

44 King Street West

Toronto, Ontario

Canada M5H 1H1

You can also communicate with our board of directors by writing to the Chairman of the Board at the same address.

3 EXECUTIVE COMPENSATION Find out what we paid our senior executives for 2017 and why

Management proxy circular	3

1	About the meeting

Business of the meeting

1. RECEIVE FINANCIAL STATEMENTS

Our consolidated financial statements and MD&A for the year ended October 31, 2017, together with the auditors’ report on those statements, will be presented at the meeting. You will find these documents in our annual report which is available on our website.

2. ELECT DIRECTORS

Under our majority voting policy, you will elect 15 directors to serve on our board until the close of the next annual meeting or until their successors are elected or appointed. You can find information about the nominated directors beginning on page 9 and our majority voting policy on page 31.

The board recommends you vote for each nominated director The board recommends you vote for KPMG LLP as our independent auditors

3. APPOINT AUDITORS

You will vote on appointing the independent auditors. The board has assessed the performance and independence of KPMG LLP (KPMG) and recommends that KPMG be re-appointed as the shareholders’ auditors until the close of the next annual meeting. KPMG has served continuously as one of our auditors since 1992, and as our sole auditor since March 2006. Last year, the vote was 99.0% for KPMG as auditors. A representative of KPMG has been invited to the meeting.

Auditors’ fees

The table below lists the services KPMG provides and the fees we paid to them for the fiscal years ended October 31, 2017 and 2016. The audit committee can pre-approve services as long as they are within the scope of the policies and procedures approved by the committee.

$ millions	2017	2016

Audit services	$28.5	$26.1
Audit services generally relate to the statutory audits and review of financial statements, regulatory required attestation reports, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

Audit-related services	0.8	0.7
Audit-related services include special attest services not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans and consultation and training on accounting and financial reporting.

Tax services outside of the audit scope	–	–
Tax services outside of the audit scope relate primarily to specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, and review to determine compliance with an agreement with the tax authorities.

Other non-audit services	0.4	0.4
Other non-audit services are primarily for the review and translation of English language financial statements into other languages and other services.
Total	$29.7	$27.2

4	Scotiabank

ABOUT THE MEETING

4. ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION

You can have a “say on pay” by participating in an advisory vote on our approach to executive compensation.

We have held this advisory vote every year since 2010 to give shareholders the opportunity to provide the board with important feedback. This vote does not diminish the role and responsibility of the board. Last year, the vote was 94.5% for our approach to executive compensation, and shareholder support has been 92.6% or higher each year.

The human resources committee chair’s letter on page 48 describes our approach to executive compensation in 2017. Our executive compensation program supports our goal of delivering strong, consistent and predictable results to shareholders over the longer term. Our practices meet the model policy on “say on pay” for boards of directors developed by the Canadian Coalition for Good Governance (CCGG).

You will be asked to vote on the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2018 annual meeting of shareholders of the Bank.

The board recommends you vote for our approach to executive compensation

This is an advisory vote, which means the results are not binding on the board. The human resources committee and the board review the results each year when considering future executive compensation decisions. If a significant number of shares are voted against the advisory resolution, the human resources committee will review our approach to executive compensation in the context of any specific shareholder concerns that have been identified and may make recommendations to the board. We will disclose the committee’s review process and the outcome of its review within six months of the shareholder meeting and in any case not later than our next management proxy circular.

The human resources committee and the board welcome questions and comments about executive compensation at Scotiabank. We maintain an open dialogue with shareholders and consider all feedback. See the back cover for our contact information.

5. SHAREHOLDER PROPOSAL This year you will be asked to consider one proposal. You can read the proposal and the reasons why the board recommends voting against it on page 22.	The board recommends you vote against the proposal

The deadline for submitting proposals to be considered at next year’s annual meeting is November 14, 2018. Proposals should be sent to the Corporate Secretary of The Bank of Nova Scotia, 44 King Street West, Toronto, Ontario, Canada M5H 1H1 or corporate.secretary@scotiabank.com.

SHAREHOLDER APPROVAL

Each item being put to a vote requires the approval of a majority of votes cast in person or by proxy at the meeting, other than the election of directors, which is subject to our majority voting policy (see page 31).

You (or your proxyholder) can vote as you (or your proxyholder) wish on any other items of business properly brought before the meeting (or a reconvened meeting if there is an adjournment). As of the date of this circular, we are not aware of other matters that will be brought before the meeting.

Management does not contemplate that any nominated director will be unable to serve as a director. If, however, this does occur for any reason during or prior to the meeting, the individuals named in your proxy form or voting instruction form as your proxyholder can vote for another nominee at their discretion.

Management proxy circular	5

Information about voting

WHO CAN VOTE

You are entitled to one vote per common share held on February 13, 2018, the record date.

Shares beneficially owned by the following entities and persons cannot be voted (except in circumstances approved by the Minister of Finance):

•	the Government of Canada or any of its agencies
•	the government of a province or any of its agencies
•	the government of a foreign country or any political subdivision of a foreign country or any of its agencies
•	any person who has acquired more than 10% of any class of shares of the bank.

Also, if a person, or an entity controlled by a person, beneficially owns shares that in total are more than 20% of the eligible votes that may be cast, that person or entity may not vote any of the shares (unless permitted by the Minister of Finance).

Our directors and officers are not aware of any person or entity who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of our outstanding shares, as of the record date.

HOW TO VOTE

You can vote in person or you can appoint someone to attend the meeting and vote your shares for you (called voting by proxy). How you vote depends on whether you are a registered or a non-registered (beneficial) shareholder. You are a registered shareholder if the shares you own are registered directly in your name. Your name will appear on a share certificate or a statement from a direct registration system confirming your shareholdings. You are a beneficial shareholder if the shares you own are registered for you in the name of an intermediary such as a securities broker, trustee or financial institution. Please read these instructions carefully.

Outstanding common shares 1,197,999,427 on February 6, 2018, the date of this circular 1,197,999,671 on February 13, 2018, the record date

	Non-registered (beneficial) shareholders	Registered shareholders
	Your intermediary has sent you a voting instruction form with this package. We may not have records of your shareholdings as a non-registered shareholder, so you must follow the instructions from your intermediary to vote.	We have sent you a proxy form with this package. A proxy is a document that authorizes someone else to attend the meeting and vote for you.
If you want to come to the meeting and vote in person

Follow the instructions on the voting instruction form.

In most cases, you will simply print your name in the space provided for appointing a proxyholder and return the voting instruction form as instructed by your intermediary. Your intermediary may also allow you to do this online. Do not complete the voting section of the voting instruction form, because you will be voting at the meeting.

If the voting instruction form does not provide a space for appointing a proxyholder, you may have to indicate on the voting instruction form that you wish to attend the meeting. Follow the instructions on the voting instruction form to make this request, and your intermediary will send you a legal proxy that you must return to our transfer agent, Computershare Trust Company of Canada (Computershare) by the proxy deadline of 5 p.m. (Eastern) on April 9, 2018.

Please register with Computershare when you arrive at the meeting.

Do not complete the proxy form or return it to us. Please bring it with you to the meeting. Please register with Computershare when you arrive at the meeting.
If you do not plan to attend the meeting

Complete the voting instruction form and return it to your intermediary.

You can either mark your voting instructions on the voting instruction form or you can appoint another person (called a proxyholder) to attend the meeting and vote your shares for you.

Complete the proxy form and return it to Computershare.

You can either mark your voting instructions on the proxy form or you can appoint another person (called a proxyholder) to attend the meeting and vote your shares for you.

6	Scotiabank

ABOUT THE MEETING

	Non-registered (beneficial) shareholders	Registered shareholders
Returning the form

The voting instruction form tells you how to return it to your intermediary.

Remember that your intermediary must receive your voting instructions in sufficient time to act on them, generally one day before the proxy deadline below.

Computershare must receive your voting instructions from your intermediary by no later than the proxy deadline, which is 5 p.m. (Eastern) on April 9, 2018.

The enclosed proxy form tells you how to submit your voting instructions.

Computershare must receive your proxy, including any amended proxy, by no later than the proxy deadline which is 5 p.m. (Eastern) on April 9, 2018.

You may return your proxy in one of the following ways:

•   by mail, in the envelope provided

•   by fax, to 1 (866) 249-7775 (if faxing within Canada and the United States) or (416) 263-9524 (other countries)

•   using the internet. Go to www.investorvote.com and follow the instructions online.

Changing your mind

If you have provided voting instructions to your intermediary and change your mind about how you want to vote, or you decide to attend the meeting and vote in person, contact your intermediary to find out what to do.

If your intermediary gives you the option of using the internet to provide your voting instructions, you can also use the internet to change your instructions, as long as your intermediary receives the new instructions in enough time to act on them before the proxy deadline. Contact your intermediary to confirm the deadline.

If you want to revoke your proxy, you must deliver a signed written notice specifying your instructions to one of the following:

•   our Corporate Secretary, by 5 p.m. (Eastern) on the last business day before the meeting (or any adjourned meeting reconvenes).

Deliver to: The Bank of Nova Scotia Executive Offices, 44 King Street West, Toronto, Ontario, Canada M5H 1H1

Attention: Julie Walsh, Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer,

Fax: (416) 866-5090

•   Craig Thompson, Senior Vice President, Atlantic Region, by 5 p.m. (Eastern) on the last business day before the meeting (or any adjourned meeting reconvenes).

Deliver to: The Bank of Nova Scotia Head Office, 1709 Hollis Street, Halifax, Nova Scotia, Canada B3J 1W1

Fax: 1 (877) 841-9920

•   the Chairman of the meeting, before the meeting starts or any adjourned meeting reconvenes.

You can also revoke your proxy in any other way permitted by law. You can change your voting instructions by voting again using the internet or fax. Your voting instructions must be received by Computershare by the proxy deadline noted above, or by voting in person at the meeting.

Management proxy circular	7

How to vote by proxy

Appointing your proxyholder

Your proxy form or voting instruction form names Thomas O’Neill or Brian Porter, each a director of the bank, as your proxyholder. You have the right to appoint someone else to represent you at the meeting. Simply print the person’s name in the blank space on the form or, if voting using the internet, follow the instructions online. Your proxyholder does not have to be a shareholder of the bank. Your proxyholder must attend the meeting to vote for you.

We reserve the right to accept late proxies and to waive or extend the proxy deadline with or without notice, but are under no obligation to accept or reject a late proxy.

How your proxyholder will vote

Your proxyholder must vote according to the instructions you provide on your proxy form or voting instruction form (for directors and the appointment of auditors, you may either vote for or withhold. For the advisory resolution on our approach to executive compensation you may vote for or against. For shareholder proposals, you may either vote for, against or abstain). If you do not specify how you want to vote, your proxyholder can vote your shares as he or she wishes. Your proxyholder will also decide how to vote on any amendment or variation to any item of business in the notice of meeting or any new matters that are properly brought before the meeting, or any postponement or adjournment.

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder, and do not specify how you want to vote, Thomas O’Neill or Brian Porter will vote for you as follows:

•   for the election of the nominated directors to the board

•   for the appointment of the shareholders’ auditors

•   for the advisory resolution on our approach to executive compensation

•   against the shareholder proposal.

CONFIDENTIALITY

To keep voting confidential, Computershare counts all proxies. Computershare only discusses proxies with us when legally necessary, when a shareholder clearly intends to communicate with management, or when there is a proxy contest.

QUORUM

A minimum of 25% of all eligible votes must be represented at the meeting for it to take place.

VOTING RESULTS

We will post the voting results (including details about the percentage of support received for each item of business) on our website and also file them with securities regulators after the meeting.

ELECTRONIC DELIVERY OF SHAREHOLDER MATERIALS

Shareholders may sign up for electronic delivery of shareholder materials, including this circular, as follows:

•   Beneficial owners may go to www.proxyvote.com, use the control number provided on the voting instruction form and click on ‘Go Paperless’ to enroll

•   Registered shareholders who hold share certificates or receive statements from a direct registration system may go to www.investorcentre.com, use the holder account number on the form of proxy, and click on ‘Sign up for eDelivery’ to enroll.

QUESTIONS?

Please contact Computershare with any questions. See the back cover for their contact information.

8	Scotiabank

ABOUT THE MEETING

About the nominated directors

This year 15 directors are proposed for election to our board.

They each bring a range of skills, experience and knowledge to the table. As a group, they have been selected based on their collective skills and ability to contribute to the broad range of issues the board considers when overseeing our business and affairs. You can learn more about our expectations for directors and how the board functions beginning on page 30.

INDEPENDENCE

13 of our 15 nominated directors are independent and have never served as an executive of the bank. Having an independent board is one of the ways we make sure the board is able to operate independently of management and make decisions in the best interests of Scotiabank and our shareholders. Brian Porter is not independent because of his role as the bank’s President and Chief Executive Officer (President and CEO). Eduardo Pacheco is not independent because of his business relationships with Scotiabank and our subsidiary Banco Colpatria Multibanca Colpatria S.A. (Banco Colpatria).

DIVERSITY

Each director has a wealth of experience in leadership and strategy development. The combination and diversity of their skills, experience, location and gender are key as they bring unique perspectives to the board (read about how we broadly define diversity on page 32).

Key skills and experience

13 of our 15 nominated directors are independent

TENURE AND TERM LIMITS

Balancing the combination of longer serving directors with newer directors allows the board to have the insight of experience while also being exposed to fresh perspectives. Our average board tenure among the nominated directors is 4.8 years (you can read more about tenure and term limits on page 38).

Management proxy circular	9

DIRECTOR PROFILES

Each nominated director has provided the information about the Scotiabank shares they own or exercise control or direction over. This information and the details about the director deferred share units (DDSUs) they hold, is as of October 31, 2017. The value of common shares and DDSUs is calculated using $83.28 (the closing price of our common shares on the Toronto Stock Exchange (TSX) on October 31, 2017) for 2017 and $72.08 (the closing price of our common shares on the TSX on October 31, 2016) for 2016. In 2017, the equity ownership requirement was increased from $600,000 to five times the equity portion of the retainer ($725,000 for directors and $850,000 for the Chairman) and directors have five years to meet this requirement. The multiples in the profiles below are based on the ownership requirement in place for that year.

The attendance figures reflect the number of board and committee meetings held in fiscal 2017 and each nominee’s attendance for the time they served as a director or committee member.

We have robust director equity ownership requirements. See page 21 for details.

Thomas C. O’Neill Toronto, Ontario, Canada Director since 2008 Age 72 Not eligible for re-election in April 2019 Attended 2017 annual meeting — received 99.7% votes for	Thomas O’Neill is Chairman of the Board of Scotiabank. He is the retired Chair of the Board of PwC Consulting. Mr. O’Neill was formerly Chief Executive Officer of PwC Consulting, Chief Operating Officer of PricewaterhouseCoopers LLP, Global, Chief Executive Officer of PricewaterhouseCoopers LLP, Canada, and Chair of the Board and Chief Executive Officer of Price Waterhouse Canada. He holds a B.Comm. from Queen’s University and is a chartered accountant and a Fellow of the Institute of Chartered Accountants of Ontario (CPA Ontario). In September 2013, Mr. O’Neill received the ICAO Award of Outstanding Merit from CPA Ontario, which is CPA Ontario’s highest honour.						Independent Key skills and experience Accounting and finance Digital, technology and information security Financial services Governance Risk management Designated audit committee financial expert
OVERALL BOARD AND COMMITTEE ATTENDANCE: 34 of 34 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board (Chairman)		9 of 9 / 100%	Audit			6 of 6 / 100%
				Corporate governance			5 of 5 / 100%
				Human resources			7 of 7 / 100%
				Risk			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2017	11,300	47,981	59,281	$3,995,858	$4,936,922	5.8x
	2016	11,300	40,619	51,919	$2,927,818	$3,742,322	6.2x
	Change	0	7,362	7,362	$1,068,040	$1,194,600

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Loblaw Companies Limited (2003 – present) (lead director)			Governance, employee development, nominating and compensation (chair)
Adecco, S.A. (2004 – 2017) (vice-chairman)
BCE Inc. (2003 – 2016) (chair since 2009)
Nexen Inc. (2002 – 2013)

10	Scotiabank

ABOUT THE MEETING

Nora A. Aufreiter Toronto, Ontario, Canada Director since 2014 Age 58 Not eligible for re-election in April 2030 Attended 2017 annual meeting — received 99.7% votes for	Nora Aufreiter is a corporate director and a former Senior Partner and leader of McKinsey & Company’s Toronto office, an international management consulting firm. Throughout her 27 year career at McKinsey & Company, she worked extensively in Canada, the United States and internationally serving her clients in consumer-facing industries, including retail, consumer and financial services, energy and the public sector. Ms. Aufreiter holds a B.A. (Honours) in business administration from the Ivey Business School at Western University and a M.B.A. from Harvard Business School.						Independent Key skills and experience Digital, technology and information security Financial services Governance Human resources and executive compensation Retail/consumer
OVERALL BOARD AND COMMITTEE ATTENDANCE: 21 of 21 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Corporate governance Human resources			5 of 5 / 100% 7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2017	1,000	6,331	7,331	$527,246	$610,526	0.84x
	2016	1,000	4,302	5,302	$310,088	$382,168	0.64x
	Change	0	2,029	2,029	$217,158	$228,358

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	The Kroger Co. (2014 – present)			Financial policy | Public responsibilities

Guillermo E. Babatz Mexico City, Mexico Director since 2014 Age 49 Not eligible for re-election in April 2029 Attended 2017 annual meeting — received 99.7% votes for	Guillermo Babatz is the Managing Partner of Atik Capital, S.C., an advisory firm that specializes in structuring financial solutions for its clients. Previously, he was the Executive Chairman of Comisión Nacional Bancaria y de Valores in Mexico from July 2007 to December 2012. Mr. Babatz holds a B.A. (in economics) from the Instituto Tecnológico Autónomo de México (ITAM) in Mexico City, and a Ph.D. (in economics) from Harvard University.						Independent Key skills and experience Accounting and finance Capital markets Financial services Public policy Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 22 of 22 /100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Audit			3 of 3 / 100%
				Human Resources			3 of 3 / 100%
				Risk			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2017	1,019	7,385	8,404	$615,023	$699,885	0.97x
	2016	1,019	5,317	6,336	$383,249	$456,699	0.76x
	Change	0	2,068	2,068	$231,774	$243,186

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Fibra MTY, S.A.P.I. de C.V. (2015 – present)			Investment
Effective April 4, 2017, Mr. Babatz joined the Human Resources Committee and ceased to be a member of the Audit Committee.

Management proxy circular	11

Scott B. Bonham Atherton, California, U.S.A. Director since January 2016 Age 56 Not eligible for re-election in April 2028 Attended 2017 annual meeting — received 99.8% votes for

Scott Bonham is a corporate director and the co-founder of Intentional Capital, a privately-held real estate asset management company. Mr. Bonham is also an active board member of the C100, an association that connects Canadian entrepreneurs and companies with its Silicon Valley network. From 2000 to 2015, he was co-founder of GGV Capital, an expansion stage venture capital firm with investments in the U.S. and China. Prior to GGV Capital, he served as Vice President of the Capital Group Companies, where he managed technology investments across several mutual funds from 1996 to 2000. Mr. Bonham has a B.Sc. (in electrical engineering) from Queen’s University and a M.B.A. from Harvard Business School.

Independent Key skills and experience Accounting and finance Capital markets Digital, technology and information security Governance Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 20 of 20 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Audit Corporate governance			6 of 6 / 100% 5 of 5 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2017	1,000	5,531	6,531	$460,622	$543,902	0.75x
	2016	1,000	2,421	3,421	$174,506	$246,586	0.41x
	Change	0	3,110	3,110	$286,116	$297,316

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Loblaw Companies Limited (2016 – present)			Audit
	Magna International Inc. (2012 – present)			Audit | Enterprise risk oversight

Charles H. Dallara, Ph.D. Oak Hill, Virginia, U.S.A. Director since 2013 Age 69 Not eligible for re-election in April 2024 Attended 2017 annual meeting — received 99.7% votes for	Charles Dallara is Chairman of the Americas, Partner and a member of the board of directors of Partners Group Holding AG, a private market investment and asset management firm based in Switzerland. He has 41 years of industry experience. Prior to joining the Partners Group in 2013, he was the Managing Director and Chief Executive Officer of the Institute of International Finance from 1993 to 2013. Previously, he was a Managing Director at J.P. Morgan & Co. In addition, Dr. Dallara has held senior positions in the U.S. Department of the Treasury and with the IMF. He holds a B.Sc. (in economics) from the University of South Carolina, a M.A., a M.A.L.D. (in law and diplomacy) and a Ph.D. from the Fletcher School of Law and Diplomacy at Tufts University.						Independent Key skills and experience Corporate social responsibility Financial services Governance Public policy Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 21 of 22 / 95%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Audit			5 of 6 / 83%
				Risk			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2017	1,500	7,602	9,102	$633,095	$758,015	1.05x
	2016	1,500	5,526	7,026	$398,314	$506,434	0.84x
	Change	0	2,076	2,076	$234,781	$251,581

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Partners Group Holding AG (2013 – present)			Markets

12	Scotiabank

ABOUT THE MEETING

Tiff Macklem, Ph.D. Toronto, Ontario, Canada Director since 2015 Age 56 Not eligible for re-election in April 2031 Attended 2017 annual meeting — received 99.8% votes for	Tiff Macklem is Dean of the Rotman School of Management at the University of Toronto. Previously, he served as Senior Deputy Governor and Chief Operating Officer of the Bank of Canada (from July 2010 to May 2014). Prior to his appointment at the Bank of Canada, Dr. Macklem served as Associate Deputy Minister of the federal Department of Finance and Canada’s finance deputy at the G7 and G20. He also served as Chair of the Standing Committee on Standards Implementation of the Financial Stability Board. Dr. Macklem holds a B.A. (Honours) in economics from Queen’s University, and a M.A. and a Ph.D. (in economics) from the University of Western Ontario.						Independent Key skills and experience Accounting and finance Financial services Governance Public policy Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 22 of 22 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Audit			6 of 6 / 100%
				Risk (chair)			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2017	1,110	7,797	8,907	$649,334	$741,775	1.0x
	2016	1,110	4,376	5,486	$315,422	$395,431	0.66x
	Change	0	3,421	3,421	$333,912	$346,344

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	—			—
Effective April 4, 2017, Mr. Macklem became Chair of the Risk Committee.

Eduardo Pacheco Bogota, Colombia Director since 2015 Age 65 Not eligible for re-election in April 2028 Attended 2017 annual meeting — received 98.2% votes for	Eduardo Pacheco is the Chief Executive Officer and a director of Mercantil Colpatria S.A., a multi-national financial enterprise, since 1997. He is the Chairman of Banco Colpatria Multibanca Colpatria S.A. and Mineros S.A., and serves on a number of not-for-profit boards, including the Superior Council of Universidad de los Andes where he serves as Chairman. Mr. Pacheco graduated as an Economist from Universidad de los Andes and has a M.B.A. from New York University.						Not independent Key skills and experience Accounting and finance Corporate social responsibility Financial services Governance Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 16 of 16 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Risk			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2017	2,250	6,835	9,085	$569,219	$756,599	1.0x
	2016	2,250	3,676	5,926	$264,966	$427,146	0.71x
	Change	0	3,159	3,159	$304,253	$329,453

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Mineros S.A. (1982 – present) (chair)			—

Management proxy circular	13

Michael D. Penner Westmount, Quebec, Canada Director since June 2017 Age 48 Not eligible for re-election in April 2030 Appointed to the board after the 2017 annual meeting	Michael Penner is the Chairman of the Board of Directors of Hydro-Québec, Canada’s largest electric utility and power generation company and the world’s fourth largest hydropower producer. He was the President and Chief Executive Officer of Peds Legwear prior to selling his company to Gildan Activewear Inc. in August 2016. Mr. Penner has been active in the community, serving last year as Chair of the Montreal Museum of Fine Arts’ annual fundraising activity and in the past as a member of the Board of Directors of Les Grands Ballets Canadiens de Montréal, Selwyn House School, Hofstra University School of Law and McGill University Football. Mr. Penner holds a Bachelor of Arts degree from McGill University and a Juris Doctor from Hofstra University in New York.							Independent Key skills and experience Corporate social responsibility Governance Human resources and executive compensation Public policy Retail/consumer
OVERALL BOARD AND COMMITTEE ATTENDANCE: 8 of 8 / 100%
			Meeting attendance		Committees			Meeting attendance
	Board		4 of 4 / 100%		Audit			2 of 2 / 100%
					Corporate governance			2 of 2 / 100%

	EQUITY OWNERSHIP				Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2017	4,091	1,006		5,097	$83,780	$424,478	0.59x

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS				Current board committee memberships
	—				—
Effective June 27, 2017, Mr. Penner joined the Audit Committee and the Corporate Governance Committee.
Brian J. Porter Toronto, Ontario, Canada Director since 2013 Age 59 Eligible for re-election while President and CEO Attended 2017 annual meeting — received 99.8% votes for

Brian Porter is President and Chief Executive Officer of Scotiabank. He joined Scotiabank in 1981, and has progressed through a series of increasingly senior positions across the bank. Mr. Porter served as the bank’s Chief Risk Officer from 2005 to 2008, as Group Head of Risk and Treasury from 2008 to 2010 and as Group Head of International Banking from 2010 to 2012. He was appointed President of Scotiabank in November 2012. He assumed the role of Chief Executive Officer on November 1, 2013. Mr. Porter’s current board memberships include Business Council of Canada, the Council of the Americas, and the Washington-based Institute of International Finance (IIF) where he serves as Vice Chairman and Treasurer. He is also Chair of the University Health Network (UHN) Board of Trustees.

Mr. Porter earned a B.Comm. from Dalhousie University, and was awarded an Honorary Doctor of Laws (LLD) from Dalhousie University in 2008. He is a graduate of the Advanced Management Program at the Harvard Business School.

Not independent Key skills and experience Accounting and finance Capital markets Financial services Retail/consumer Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 8 of 9 / 89%
			Meeting attendance	Committees				Meeting attendance
	Board	8 of 9 / 89%		—				—

	EQUITY OWNERSHIP					Total common shares, DSUs and PSUs	Value of DSUs	Value of common shares, DSUs and PSUs[1]
	Year	Common shares	DSUs	PSUs
	2017	105,596	16,761	237,307		359,664	$1,395,834	$29,952,818
	2016	97,327	16,130	202,713		316,170	$1,162,650	$22,789,581
	Change	8,269	631	34,594		43,494	$233,184	$7,163,237

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS				Current board committee memberships
Scotia Group Jamaica Limited (2010 – 2013)
Scotiabank Trinidad & Tobago Limited (2010 – 2013)

1.  Mr. Porter has an equity ownership requirement of eight times his base salary and he exceeds the requirement. Common shares, DSUs, PSUs, and holdings through our Employee Share Ownership Plan count towards this requirement. See pages 55 and 75 for details.

14	Scotiabank

ABOUT THE MEETING

Una Power is a corporate director and the former Chief Financial Officer of Nexen Energy ULC, a former publicly-traded energy company that is a wholly-owned subsidiary of CNOOC Limited. During her 24 year career with Nexen, Ms. Power held various executive positions with responsibility for financial and risk management, strategic planning and budgeting, business development, energy marketing and trading, information technology and capital investment. Ms. Power holds a B.Comm. (Honours) from Memorial University and CPA, CA and CFA designations. She has completed executive development programs at Wharton Business School and INSEAD.

Independent

Key skills and experience

Accounting and finance

Capital markets

Digital, technology and information security

Human resources and executive compensation

Risk management

Designated audit

committee financial expert

Una M. Power Vancouver, British Columbia, Canada Director since April 2016 Age 53 Not eligible for re-election in April 2028 Attended 2017 annual meeting — received 99.8% votes for	OVERALL BOARD AND COMMITTEE ATTENDANCE: 22 of 22 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Audit (chair) Human resources			6 of 6 / 100% 7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2017	2,500	4,794	7,294	$399,244	$607,444	0.84x
	2016	2,500	1,700	4,200	$122,536	$302,736	0.50x
	Change	0	3,094	3,094	$276,708	$304,708

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Teck Resources Limited (2017 – present)			Audit | Reserves
	Kinross Gold Corporation (2013 – present)			Audit and risk | Corporate responsibility and technical
Effective October 24, 2017, Ms. Power became Chair of the Audit Committee.
Aaron W. Regent Toronto, Ontario, Canada Director since 2013 Age 52 Not eligible for re-election in April 2028 Attended 2017 annual meeting — received 99.2% votes for	Aaron Regent is the Founding Partner of Magris Resources Inc. and Chairman and Chief Executive Officer of Niobec Inc., companies involved with the acquisition, development and operation of mining assets on a global basis. He was President and Chief Executive Officer of Barrick Gold Corporation from January 2009 to June 2012. Previously, Mr. Regent was Senior Managing Partner of Brookfield Asset Management and Co-Chief Executive Officer of the Brookfield Infrastructure Group, an asset management company, and President and Chief Executive Officer of Falconbridge Limited. Mr. Regent holds a B.A. from the University of Western Ontario and is a chartered accountant and a Fellow of CPA Ontario.						Independent Key skills and experience Accounting and finance Capital markets Corporate social responsibility Governance Human resources and executive compensation
OVERALL BOARD AND COMMITTEE ATTENDANCE: 23 of 23 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board	9 of 9 / 100%		Human resources (chair)			7 of 7 / 100%
				Risk			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2017	19,377	16,801	36,178	$1,399,187	$3,012,904	4.2x
	2016	6,870	12,774	19,644	$920,750	$1,415,940	2.4x
	Change	12,507	4,027	16,534	$478,437	$1,596,964

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Nutrien Ltd. (2018 – present)			Audit | Human resources & compensation
Potash Corporation of Saskatchewan Inc. (2015 – 2018)
Effective January 2, 2018, Agrium Inc. and Potash Corporation of Saskatchewan Inc. merged to become Nutrien Ltd.

Management proxy circular	15

Indira V. Samarasekera,

O.C., Ph.D.

Vancouver,

British Columbia, Canada

Director since 2008

Age 65

Not eligible for

re-election in April 2021

Did not attend the 2017

annual meeting —

received 99.7% votes for

	Indira Samarasekera is a senior advisor at Bennett Jones LLP, a law firm, and a corporate director. Dr. Samarasekera was President and Vice Chancellor of the University of Alberta from 2005 to 2015 and prior to that, the Vice President, Research at the University of British Columbia from 2000 to 2005. She is a member of the Trilateral Commission. Dr. Samarasekera holds a B.Sc. (in mechanical engineering) from the University of Ceylon (Sri Lanka), a M.Sc. (in mechanical engineering) from the University of California, as a Hayes Fulbright Scholar, and a Ph.D. (in metallurgical engineering) from the University of British Columbia. She is an Officer of the Order of Canada and a Foreign Associate of the US National Academy of Engineering.						Independent Key skills and experience Corporate social responsibility Digital, technology and information security Governance Human resources and executive compensation Public policy
OVERALL BOARD AND COMMITTEE ATTENDANCE: 19 of 21 / 90%
			Meeting attendance	Committees			Meeting attendance
	Board		8 of 9 / 89%	Corporate governance			5 of 5 / 100%
				Human resources			6 of 7 / 86%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2017	1,948	32,638	34,586	$2,718,093	$2,880,322	4.0x
	2016	1,948	29,619	31,567	$2,134,938	$2,275,349	3.8x
	Change	0	3,019	3,019	$583,155	$604,973

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	TransCanada Corporation (2016 – present)			Audit | Governance
	Magna International Inc. (2014 – present)			Corporate governance, compensation and nominating

Susan L. Segal New York, New York, U.S.A. Director since 2011 Age 65 Not eligible for re-election in April 2023 Attended 2017 annual meeting — received 99.7% votes for	Susan Segal was elected President and Chief Executive Officer of the Americas Society, an organization dedicated to education, debate and dialogue in the Americas, and Council of the Americas, a business organization whose members share a common interest in the western hemisphere, in August 2003. Previously, she was a banker for over 25 years with JPM Chase and its predecessor banks. Ms. Segal received a B.A. from Sarah Lawrence College and a M.B.A. from Columbia University. In 1999, she was awarded the Order of Bernardo O’Higgins, Grado de Gran Oficial in Chile. In 2009, President Alvaro Uribe of Colombia honored her with the Cruz de San Carlos award and in September 2012, Mexican President Calderón awarded her with the Aguila Azteca, the highest award given to a foreigner.						Independent Key skills and experience Capital markets Financial services Governance Public policy Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 21 of 21 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Corporate governance (chair)			5 of 5 / 100%
				Risk			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2017	1,000	21,075	22,075	$1,755,126	$1,838,406	2.5x
	2016	1,000	17,072	18,072	$1,230,550	$1,302,630	2.2x
	Change	0	4,003	4,003	$524,576	$535,776

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Vista Oil and Gas S.A.B. de C.V. (2017 – present)					Audit | Governance
	MercadoLibre, Inc. (2012 – present)			Audit

16	Scotiabank

ABOUT THE MEETING

Barbara S. Thomas Belleair, Florida, U.S.A. Director since 2004 Age 68 Not eligible for re-election in April 2020 Attended 2017 annual meeting — received 99.5% votes for	Barbara Thomas is a corporate director, following retirement from a broad career in brand management and consumer goods. Ms. Thomas was a director and Interim Chief Executive Officer of Ocean Spray Company and served as a director of Blue Cross Blue Shield of Florida, Spectrum Brands, Inc. and The Dial Corporation. Ms. Thomas received her B.A. from the University of Michigan and attended the Total Quality Management Program at Washington University.						Independent Key skills and experience Corporate social responsibility Financial services Governance Human resources and executive compensation Retail/consumer
OVERALL BOARD AND COMMITTEE ATTENDANCE: 20 of 21 / 95%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Corporate governance			5 of 5 / 100%
				Human resources			6 of 7 / 86%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2017	13,021	24,453	37,474	$2,036,446	$3,120,835	4.3x
	2016	13,021	20,631	33,652	$1,487,082	$2,425,636	4.0x
	Change	0	3,822	3,822	$549,364	$695,199

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	—			—
Ms. Thomas was a director of Spectrum Brands, Inc. prior to September 2, 2009. It filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in February 2009.

L. Scott Thomson West Vancouver, British Columbia, Canada Director since April 2016 Age 48 Not eligible for re-election in April 2028 Attended 2017 annual meeting — received 99.1% votes for	Scott Thomson is the President and Chief Executive Officer of Finning International Inc., the world’s largest Caterpillar equipment dealer. Prior to joining Finning in 2013, Mr. Thomson was Chief Financial Officer of Talisman Energy Inc. with responsibility for finance, tax, treasury, investor relations, marketing, business development and strategy, planning and performance management from 2008 to 2013. Prior to Talisman, Mr. Thomson held several executive positions with Bell Canada Enterprises from 2003 to 2008 including the role of Executive Vice President, Corporate Development. Prior to Bell, Mr. Thomson was a Vice President at Goldman, Sachs & Co. Mr. Thomson holds a B.A. (in economics and political science) from Queen’s University and a M.B.A. from the University of Chicago.	Independent

Key skills and experience

Accounting and finance

Capital markets

Digital, technology
and information security

Financial Services

Human resources and
executive compensation

Designated audit
committee financial expert

OVERALL BOARD AND COMMITTEE ATTENDANCE: 20 of 20 / 100%
		Meeting attendance	Committees			Meeting attendance
Board		9 of 9 / 100%	Audit Corporate governance			6 of 6 / 100% 5 of 5 / 100%

EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
Year	Common shares	DDSUs
2017	2,670	4,781	7,451	$398,162	$620,519	0.86x
2016	2,670	1,700	4,370	$122,536	$314,990	0.52x
Change	0	3,081	3,081	$275,626	$305,529

OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
Finning International Inc. (2013 – present)			Safety, environment & social responsibility
Interfor Corporation (2012 – 2016)

Management proxy circular	17

Meeting attendance

The table below shows the number of board and committee meetings held in fiscal 2017 and the overall meeting attendance of the relevant members for that period, including directors who have retired from the board (see below).

You can find the details about each director’s meeting attendance in the director profiles beginning on page 10. Directors also held meetings with regulators, shareholders or shareholder representative groups, which are not shown in the table below.

	Meetings	Attendance
Board	9	97%
Audit	6	98%
Corporate governance	5	100%
Human resources	7	93%
Risk	7	98%
Total number of meetings	34	97%

The table below shows the board and committee meeting attendance in fiscal 2017 of retired directors. Ronald Brenneman and Paul Sobey retired from the board on April 4, 2017. William Fatt stepped down from the board on November 8, 2017 due to personal health reasons.

	Meetings	Attendance
Ronald Brenneman
Board	2 of 4	50%
Human Resources	2 of 4	50%
Risk	2 of 3	67%
Paul Sobey
Board	4 of 4	100%
Audit	3 of 3	100%
Risk	3 of 3	100%
William R. Fatt
Board	9 of 9	100%
Audit	6 of 6	100%
Human resources	4 of 4	100%
Risk	4 of 4	100%

18	Scotiabank

ABOUT THE MEETING

Director compensation

Our director compensation program is designed to attract and retain qualified individuals while aligning the interests of our directors and shareholders.

The corporate governance committee conducts an extensive review of director compensation against a comparator group of Canada’s largest financial institutions (Bank of Montreal, CIBC, Royal Bank of Canada, TD Bank, Sun Life Financial and Manulife Financial) and large-capitalization companies in the TSX 60 Index (including BCE, Canadian Tire, CN Rail, Magna, Suncor and TransCanada). The committee also considers trends and compensation structures at other comparable international financial institutions.

The committee reviews director compensation every year to make sure our program is appropriate so we can continue to retain and attract qualified professionals to our board and in terms of shareholder value given the risks, responsibilities, time commitment, work load, complexity of issues and decision-making, and the skills required of the board.

PROGRAM ELEMENTS

The table below shows our fee schedule for fiscal 2017. Directors are required to take $145,000 of their retainer in common shares or DDSUs. The Chairman is required to take $170,000 of his retainer in common shares or DDSUs. The Chairman’s retainer is higher and committee chairs receive a chair retainer, to recognize their additional responsibilities in these leadership roles.

Mr. Porter does not receive fees for serving as a director because he is compensated in his role as President and CEO.

In addition, directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct bank business.

Our director fee
structure reinforces
director engagement,
is predictable,
transparent and easy
to administer,
regardless of the
number of meetings
held during the year.
Directors are
expected to keep
abreast of industry
developments,
nationally and
internationally, so
that they can make a
meaningful
contribution.
Information is
regularly posted
throughout the year
to keep directors
informed on issues
germane to the bank
and their
responsibilities as
directors.

Annual board retainers
Chairman ($170,000 must be taken in common shares or DDSUs)	$450,000
All other directors ($145,000 must be taken in common shares or DDSUs)	$225,000
Annual committee chair retainers
audit | human resources | risk	$ 50,000
corporate governance	$ 25,000
Travel fee
Directors whose principal residence is 300km or more from Toronto or outside of Canada	$ 10,000

NEW FOR 2018

In recognition of increasing responsibilities of the corporate governance committee and to remain competitive for director talent, the board approved a $10,000 increase in the corporate governance committee chair retainer, bringing it to $35,000.

Management proxy circular	19

2017 DIRECTOR COMPENSATION TABLE

The table below shows the fees paid to directors for fiscal 2017. As President and CEO of the bank, Mr. Porter does not receive fees for serving as a director.

	Retainers				Total fees earned ($)	All other compensation ($)	Total ($)	Portion of total bank director fees received as DDSUs (%)
Name	Board ($)	Committee chair ($)	Non-executive Chairman ($)	Travel ($)
N. Aufreiter	225,000	–	–	–	225,000	–	225,000	64
G. Babatz[1]	225,000	–	–	10,000	235,000	142,987	377,987	62
S. Bonham	225,000	–	–	10,000	235,000	–	235,000	100
R. Brenneman[2]	95,625	21,250	–	4,250	121,125	5,000	126,125	51
C. Dallara[3]	225,000	–	–	10,000	235,000	129,010	364,010	62
W. Fatt[4]	225,000	27,675	–	–	252,675	–	252,675	100
T. Macklem[5]	225,000	28,750	–	–	253,750	129,010	382,760	100
T. O’Neill	–	–	450,000	–	450,000	–	450,000	100
E. Pacheco[6]	225,000	–	–	10,000	235,000	1,335,243	1,570,243	100
M. Penner[7]	78,125	–	–	3,472	81,597	–	81,597	100
U. Power[8]	225,000	1,075	–	10,000	236,075	–	236,075	100
A. Regent	225,000	50,000	–	–	275,000	–	275,000	100
I. Samarasekera	225,000	–	–	10,000	235,000	–	235,000	62
S. Segal[9]	225,000	25,000	–	10,000	260,000	129,010	389,010	100
P. Sobey[10]	95,625	21,250	–	4,250	121,125	5,000	126,125	100
B. Thomas	225,000	–	–	10,000	235,000	–	235,000	100
S. Thomson	225,000	–	–	10,000	235,000	–	235,000	100
TOTAL	3,194,375	175,000	450,000	101,972	3,921,347	1,875,260	5,796,607

1.	Mr. Babatz earned 2,125,000 Mexican pesos in fiscal 2017 for serving as Chairman of Groupo Financiero Scotiabank Inverlat and five of its subsidiaries (C$142,987 based on the October 31, 2017 exchange rate of 0.06728821).
2.	Mr. Brenneman retired from the board on April 4, 2017. A $5,000 charitable donation was made in honour of Mr. Brenneman’s retirement. He did not receive any financial benefit from this donation.
3.	Dr. Dallara earned U.S. $100,000 in fiscal 2017 for serving as a director of Scotia Holdings (US) Inc. (C$129,010 based on the October 31, 2017 exchange rate of 1.29010000).
4.	Mr. Fatt was chair of the audit committee from April 4 to October 24, 2017 and received pro-rated fees. He stepped down from the board on November 8, 2017.
5.	Dr. Macklem was appointed chair of the risk committee on April 4, 2017 and received pro-rated fees. He earned U.S. $100,000 in fiscal 2017 for serving as a director of Scotia Holdings (US) Inc. (C$129,010 based on the October 31, 2017 exchange rate of 1.29010000).
6.	Mr. Pacheco received 3,148,490,445 Colombian pesos in fiscal 2017 for serving as Chairman of Banco Colpatria and for services provided to Banco Colpatria and two of its subsidiaries pursuant to employment agreements (C$1,335,243 based on the October 31, 2017 exchange rate of 0.00042409).
7.	Mr. Penner was appointed to the board on June 26, 2017 and received pro-rated fees.
8.	Ms. Power was appointed chair of the audit committee on October 24, 2017 and received pro-rated fees.
9.	Ms. Segal earned U.S. $100,000 in fiscal 2017 for serving as a director of Scotia Holdings (US) Inc. (C$129,010 based on the October 31, 2017 exchange rate of 1.29010000).
10.	Mr. Sobey retired from the board on April 4, 2017. A $5,000 charitable donation was made in honour of Mr. Sobey’s retirement. He did not receive any financial benefit from this donation.

20	Scotiabank

ABOUT THE MEETING

Director equity ownership

We believe it is important for our directors to have a significant stake in the bank and to align their interests with those of other shareholders.

Directors are required to hold $725,000 in common shares and/or DDSUs, which is five times the portion of the board retainer which must be taken in equity. The Chairman is required to hold $850,000 in equity, which is five times the equity portion of his annual retainer. Directors have five years to meet this requirement and they must maintain their equity investment while serving on the board. All directors are also expected to own at least 1,000 common shares, which may form part of the above requirement, and are expected to meet this share ownership requirement within six months of joining the board (unless there are unique or exceptional circumstances).

Directors must take $145,000 of their board retainer in either bank common shares (by participating in the directors’ share purchase plan) or DDSUs each year, even after they have met the director equity ownership requirements. The Chairman must take $170,000 of his retainer in equity each year, regardless of whether the equity ownership requirement has been met. Remaining fees can be taken in cash, common shares or DDSUs. None of the directors currently participate in the directors’ share purchase plan.

Directors do not participate in the bank’s pension plans or any other compensation plans. We do not grant stock options to directors.

Directors have five years to meet the equity holding requirements and have met or are on track to do so. All directors own at least 1,000 common shares in the bank.

As President and CEO, Mr. Porter has an equity ownership requirement of eight times his base salary and he exceeds this requirement.

Director prohibitions against monetizing or hedging

Directors are not allowed to monetize or hedge their economic interest in Scotiabank securities as DDSUs are not transferable, and the use of short sales, calls or puts on the bank’s securities is prohibited under the Bank Act.

About DDSUs

DDSUs are notional units that have the same value as our common shares, and therefore have the same upside and downside risk.

Directors can redeem their DDSUs for cash only after they leave the board. Their redemption value is equal to the market value of our common shares at the time of redemption.

DDSUs earn dividend equivalents at the same rate as dividends are paid on our common shares, but do not give the holder voting or other shareholder rights.

Management proxy circular	21

Shareholder Proposal

The following proposal and accompanying statement was submitted by Harrington Investments, Inc., 1001 2nd Street, Suite 325, Napa, California 94559.

The board recommends you vote against this proposal for the reasons set out after the proposal. Unless otherwise instructed, the persons designated in the form of proxy intend to vote against this proposal.

PROPOSAL NO. 1

Bank of Nova Scotia – Human & Indigenous Peoples’ Rights Policy

Whereas, in accordance with the Canadian Constitution in 2016, Canada officially adopted the United Nations Declaration on the Rights of Indigenous Peoples – September 13th, 2017, marked the 10th anniversary of the adoption of this declaration by the United Nations;

Whereas, in an article by Food and Water Watch, our Bank/ Bank of Nova Scotia/ Scotiabank (BNS) was identified as being involved in the financing of companies that financed and built the Dakota Access Pipeline (DAPL), a project entangled with Human and Indigenous Peoples’ rights violations;

Whereas, our Bank refuted claims of financial involvement even after the senior researcher for the original article provided official transactional documentation by way of Securities and Exchange Commission (SEC) documents, to show our Bank’s loan agreements with Energy Transfer Partners and affiliated banks providing additional financing to the corporation;

Whereas, our Bank has made a distinction between “project based” financing and corporate level loans for general corporate purposes, declaring that in the case of the Dakota Access Pipeline, the financing was purely a general corporate loan to a company which was building the Dakota Access Pipeline;

Whereas, our Bank has declared it has a robust due diligence and loan screening process in place to ensure Human Rights are not violated;

Whereas, a statement on our Bank’s website stated that “While the Bank is involved in the oil and gas sector around the world in different capacities, we are not involved in the financing of the Dakota Access Pipeline project”;

Whereas, regardless of whether the Scotiabank loans were project based or corporate, it is disingenuous to differentiate loans that both may violate human and indigenous peoples’ rights;

Whereas, our Bank is admittedly involved in the financing of another pipeline project, the Trans Mountain Pipeline expansion project, at the project level, where the same controversies and issues of human and indigenous rights violations are at play;

BE IT RESOLVED: Shareholders request that the Bank of Nova Scotia revise its Human Rights policies to ensure that corporate level financing thoroughly considers the finance recipients’ policies and practices for potential impacts Human and Indigenous Peoples’ Rights, including respect for the free, prior and informed consent of indigenous communities affected by all Scotiabank’s financing.

The bank’s position

At Scotiabank, human rights are fundamental to the way we do business and a critical part of our core values across all of our business activities and operations.

As evidence of our commitment, in 2015 Scotiabank undertook a corporate-wide human rights risk and impact assessment in partnership with Business for Social Responsibility (BSR) and in consultation with the Danish Institute for Human Rights. Following this assessment, Scotiabank established a cross-functional human rights steering committee, adopted a global Human Rights Statement,1 and began implementation of our human rights strategy.

Since we conducted this assessment, Scotiabank has made the full integration of human rights into our global lending practices a strategic corporate social responsibility (CSR) initiative. The bank has strong policies and codes in place that govern our business dealings, including loans, which are based on international instruments such as the United Nations Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, the International Covenant on Economic, Social and Cultural Rights, the International Labour Organization’s 1988 Declaration on Fundamental Principles and Rights at Work, and the United Nations Guiding Principles on Business and Human Rights. Corporate and commercial lending is subject to due diligence requirements including ascertaining potential negative impacts to indigenous communities and what policies or actions have been taken to mitigate any potential impacts.

[1]	www.scotiabank.com/ca/common/pdf/about_scotia/Scotiabank_Human_Rights_Statement.pdf

22	Scotiabank

ABOUT THE MEETING

In addition to policies and procedures in place, Scotiabank is a proud signatory to the Equator Principles, a financial industry risk management framework for determining, assessing, managing and reporting environmental and social risks. In addition to our own robust due diligence procedures, Scotiabank utilizes the Equator Principles when determining whether a project meets our human rights expectations. As a signatory to the Equator Principles, projects with potentially adverse impacts on communities, including indigenous communities, will require their free, prior and informed consent (FPIC).2 At present, there is no universally accepted definition of FPIC and discussions are currently underway in furtherance of a universal definition of FPIC for the Equator Principles. Scotiabank is committed to continuing our adherence to the Equator Principles, including consideration of any definition of FPIC that receives widespread or universal adoption.

Scotiabank has also begun a pilot project with BSR, involving a structured process to review the bank’s existing due diligence requirements. The bank is confident in its human rights policies and its continued assessment of its human rights analysis on financings. We are committed to having policies that reflect best practices with respect to human rights, and applying these policies to our global business operations in a manner that allows us to generate shareholder value, while providing financial services in a responsible manner.

Human rights are a top priority for Scotiabank, including full integration into our lending policies as part of our CSR commitment. The bank is confident in the current scope and formulation of its human rights strategy, and is of the view that this proposal, as formulated, is not necessary. For these reasons, the board recommends shareholders vote against this proposal.

Discussion on withdrawn proposals

Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke St. West, Montréal, Quebec, H2X 1X3 submitted the following four proposals. After discussions with the bank, MÉDAC agreed to withdraw these proposals but asked that the proposals, supporting statements and the bank’s responses be included in the circular but not voted on.

Shareholder proposal: Democratization of Access to Two Directors’ Positions

It is proposed that the Board of Directors adopt a by-law authorizing the nomination by the public of two directors, who shall be elected by the shareholders, each serving for a term of one year or until a successor is elected or appointed.

Argument

The purpose of such a nominating process is to increase the sources of nomination for new directors while finding new talents that would not otherwise be identified by traditional sources: referrals by management or directors, selection by an executive or director search firm, referrals by an influential shareholder holding more than 5% of the Bank’s shares.

Individuals wishing to submit their candidacy should meet the following criteria:

•	Be involved in the socio-economic environment;

•	Be supported by at least three groups representing the Bank’s stakeholders;

•	Serve on the board of a profit or non-profit organization;

•	Have the skills and experience required by the Bank of its directors;

•	Preferably be certified by an institute or a college dedicated to the training of corporate directors. Note that for more than ten years, several thousands of individuals have received specific training to serve on boards of directors across Canada.

Interested candidates could express their interest pursuant to a public call for nominations published in print and posted on the Bank’s website. Nominations would be examined by the Bank’s nominating committee on the basis of specified criteria. Selected candidates would be included in the management proxy circular, where it would be mentioned that they were selected pursuant to the public call for nominations. The two candidates having received the highest number of votes in the ballot would be elected and could be re-elected each year up to a cumulative term of twelve years.

We are well aware that other candidates than those identified by management or directors may submit their candidacy. Notwithstanding that such other candidates can submit their candidacy, we had difficulty identifying profiles of directors that did not arise from traditional nominating channels and would bring a distinct added value. We respectfully suggest that the annual activity report of the Bank’s nominating committee refer to the efforts made to diversify their sources of nomination in order to find the best talents to serve on the Board of Directors.

Therefore, the purpose of this proposal is to develop a new source of nominations and to ensure that candidates with different perspectives on decision making can serve on the Board by reserving two seats for them, as long as the selection criteria are met.

Such a process is currently used by the Fonds de solidarité FTQ and meets the objectives of this proposal.

[2]	As described by the Equator Principles.

Management proxy circular	23

The bank’s position

The bank welcomes engagement by stakeholders and input on corporate governance practices. Shareholders may write to our independent Chairman or any director at any time, including with their views on directors and potential candidates. Contact information is provided on the back cover of this circular. The board is of the view that its current process for reviewing director candidates serves shareholders well and ensures qualified candidates are nominated to the board.

Nominees are identified based on a robust nomination and selection process that you can read about in detail on page 31. Director candidates are nominated for election based on their diverse skills, backgrounds, experience and expertise at levels appropriate for overseeing Scotiabank’s complex global operations. Our independent corporate governance committee reviews board composition and director candidates regularly, as individuals are suggested as well as those on its evergreen list of potential nominees. The corporate governance committee may retain independent search firms as necessary. The Bank also has a proxy access policy, as noted on page 31. Where potential candidates are suggested to the corporate governance committee by other stakeholders, they are reviewed on the same basis as a nominee recommended by a search firm, the board or other source. Each year, the committee recommends a composite of nominees who have been selected based on their collective skills and ability that the board considers necessary for its oversight of Scotiabank. Shareholders vote on these nominees individually, each year. Any nominee who fails to receive a majority vote must tender his or her resignation.

Our existing process for identifying, nominating and electing directors is robust. Shareholders have placed their trust in our independent corporate governance committee to identify appropriate candidates for them to vote on each year. Shareholder votes have consistently shown over 90% support for each of our director nominees since 2005, the year we began disclosing voting results.

Shareholder proposal: Commitment to Decarbonization

It is proposed that the Bank annually publish a brief report allowing its shareholders to assess its exposure to climate risk as well as its contribution to a lower-carbon economy. Such disclosure should be based on TCFD’s recommendations.

Argument

During a speech delivered in Montreal by one of the most senior officials of the Bank of Canada, Timothy Lane, Deputy Governor, stated that climate change will disrupt the Canadian economy. According to Mr. Lane, [TRANSLATION] “adapting to a lower-carbon economy will likely mean more profound structural changes for Canada than for many other countries. Canada is an important producer of fossil fuels and its manufacturing sector – notably the automotive and aerospace industries – is closely linked to them.”

We believe that the Bank, like any other Canadian bank, has an important role to play in this decarbonization effort.

Inspired by the work of the TCFD (“Task Force on Climate-related Financial Disclosures”) on climate change disclosure, we propose that the Bank annually disclose:

•	its short, medium and long-term commitments in this regard and the results achieved;

•	its analysis of different scenarios in order to assess the effects of climate change on operations, and the steps taken to mitigate those effects.

Climate and environmental issues are becoming increasingly important for the governance of our organizations. Such disclosure should also include the procedures put in place by the Board of Directors to integrate environmental and social factors into its governance.

The bank’s position

Scotiabank recognizes that climate change poses a significant risk to the global economy and to society as a whole, and supports the TCFD recommendations. Climate change and environmental issues are a priority for us and we strive to be transparent with our stakeholders on communicating our activities and progress. Scotiabank has a global footprint and as such, has witnessed first-hand the devastating effects of natural disasters such as wildfires, floods, earthquakes and hurricanes in communities in which we live and work. It is critical to our long-term operations and business that climate change and environmental risks be assessed and appropriately managed.

24	Scotiabank

ABOUT THE MEETING

Our corporate governance committee and risk committee play key roles in guiding our corporate social responsibility (CSR) initiatives by overseeing policies, statements and strategies related to the bank’s economic, environmental and social impacts. The corporate governance committee reviews the bank’s CSR strategy and reporting, evaluates our environmental and social performance and benchmarks our performance against our industry peers. The risk committee advises the board on key risks and related policies (such as our environmental policy and credit risk appetite) and reviews the bank’s management of key risks.

Climate change and responsible financing are key pillars of our CSR strategy. Highlights of our work in the area of climate change include:

Reducing emissions: In 2015, we set a formal greenhouse gas (GHG) emissions reduction target as a visible demonstration of our commitment to progress. Our employees took this initiative to heart and almost doubled our Canadian reduction target of 15%. We reduced our emissions by 28.68% between 2016 and 2012, our base year. Given this success, we expanded our GHG emissions target to be global in scope and have set a new global goal to reduce our emissions by 10% by 2021.

Renewable financing: Global Banking and Markets has a team dedicated to renewable energy financing. In 2016, this amounted to over $5 billion globally. Transactions included wind generation facilities, run-of-river hydroelectric facilities and solar generation.

Global sustainability initiatives:

•	In July 2016, Scotiabank became a signatory to the Carbon Pricing Leadership Coalition (CPLC), an initiative of the World Bank to advance carbon pricing. In 2017, we undertook a leading position by setting an internal carbon price to be applied to our operations in fiscal 2018. This internal tax will create a pool of funding that will be reinvested in our carbon reduction and energy efficiency projects.

•	We are a signatory to, and participant in, the Carbon Disclosure Project (CDP), which provides corporate disclosure to the investment community on GHG emissions and climate change management. The CDP is evolving its disclosure requirements in alignment with the TCFD recommendations.

The bank is continually enhancing its disclosure on its environmental, climate and social initiatives, and is proud of our commitments and work being done in furtherance of a lower-carbon economy. The Bank details how we support the environment, our customers, our employees and the communities in which we live and work in our CSR report (available at http://www.scotiabank.com/csr). At present, Scotiabank reports according to the Global Reporting Initiative (GRI) Index G4 guidelines, an internationally recognized standardized framework for disclosing economic, environmental and social performance. Scotiabank led a response to the preliminary TCFD recommendations for the Canadian financial industry in coordination with other Canadian banks in early 2017. Scotiabank is a public supporter of the TCFD recommendations and is working on implementing the recommendations, which are currently being finalized for consistency and standardization.

Shareholder proposal: Certification of Sound Business Practices for the Sale of Financial Products and Services

It is proposed that the Board of Directors require its senior executives to sign a written declaration of compliance with the principles of loyalty, integrity and honesty in its dealings with customers, which declaration may entail disciplinary measures in the case of misrepresentation.

Argument

In 2017, employees of the Royal Bank, the Bank of Montreal, the Canadian Imperial Bank of Commerce, the Toronto-Dominion Bank and The Bank of Nova Scotia from across Canada sent nearly 1,000 emails to the CBC regarding pressures to meet sales targets and excessive oversight. Consequently, the Financial Consumer Agency of Canada (FCAC) initiated a review of business practices of financial institutions. The Standing Committee on Finance of the House of Commons also held hearings on this matter last June.

In addition to harming the reputation of our banks, such revelations have an effect on share value, as was the case for TD Bank, whose shares lost more than 5.5% at the time this situation came to light.

The banks’ shareholders and their stakeholders expect the banks to comply with the principles of loyalty, integrity and honesty in their dealings with customers and to take all measures necessary to control the risk of non-compliance with such principles.

Management proxy circular	25

Inspired by the certificate that must be signed by executive officers as to the reliability of financial information, such declaration would reassure the Bank’s shareholders and customers that senior management has put in place policies on the sale of products and services that respect the principles of loyalty, integrity and honesty, that controls are providing reasonable assurance of compliance with these principles and that unacceptable behaviour in this respect is subject to disciplinary measures.

False and misleading statements made by signing officers of the Declaration should also be subject to sanctions.

The bank’s position

Scotiabank holds itself to the highest standards of ethical behaviour. For 185 years, Scotiabank and our employees have been serving communities across the globe. We are deeply proud of our team of Scotiabankers, the service they provide and their determination to put our customers at the centre of everything we do in Canada and across our global footprint. Scotiabankers embody the values of our organization and as they work hard on behalf of our customers, they do so with integrity. We monitor and enhance sales practices on an ongoing basis, to ensure that our employees feel supported in putting the needs of our customers at the forefront of what they do.

As a global financial institution, we are highly regulated including by our primary regulator, the Office of the Superintendent of Financial Institutions (OSFI), and the FCAC. As noted by MÉDAC, there was considerable coverage by the CBC of these issues in 2017. The FCAC and OSFI initiated an industry review and the Standing Committee on Finance of the House of Commons also held hearings on this matter, which the bank participated in. Our regulators, shareholders and customers expect that we adhere to the highest standards of ethical behaviour. Our code of conduct describes these standards at Scotiabank. It requires adherence to the laws and any regulations that apply to Scotiabank. All Scotiabankers are required to follow our internal policies so that we comply with all applicable laws. As such, Scotiabankers – including officers, employees and directors – annually confirm compliance with the code and that they have reported any actual, suspected or potential violation. Breaches are taken seriously and may result in discipline up to termination of employment. Each year, the President and CEO reports to the board on Scotiabankers’ compliance with the code and any material deviations therefrom and corrective actions taken. The audit committee also reviews our adherence to procedures for providing disclosure of information to customers and dealing with customer complaints.

Our processes and procedures, including our requirements for our code of conduct, are robust and are designed to protect our customers. Our policies on the sale of products and services are grounded in the principles of loyalty, integrity and honesty and we have strong controls to enforce compliance with these principles, including disciplinary measures up to and including termination. We see value in our most senior leader reporting on Scotiabank’s compliance with our code of conduct and therefore, conduct a robust process each year to self-enforce this accountability. While there may be instances in which we make mistakes, we will always be committed to working with our employees and our customers to make things right and making enhancements to our processes when necessary.

Shareholder proposal: Disclosure of Equity Ratio

It is proposed that the Bank disclose the equity ratio used by the compensation committee as part of its compensation-setting process.

Argument

Since its foundation, MÉDAC has submitted proposals to assure shareholders that the compensation of the Bank’s CEO is based on the value created by said executive while being reasonable and socially acceptable. One of the tools used to inform shareholders on the achievement of this objective is the equity ratio, or the spread between the CEO’s aggregate compensation and the median compensation of an employee, which is known as equity ratio. Our requests and the likelihood that such disclosure will become mandatory in the United States have led the six major banks in Canada to engage Meridian, a compensation consulting firm, to review their compensation practices, which are mainly based on peer group compensation benchmarking. Although the conclusion of this study advocates the continued reliance on such method, Meridian pointed out that the use of the equity ratio would allow for an even more informed judgement on the appropriateness of senior executive compensation.

Since it is likely that your compensation committee uses, among other things, the equity ratio to establish the compensation of the CEO and his senior executives, we ask that the Board of Directors agree to disclose such information in the next management proxy circular. Like the information used to determine whether the compensation of the CEO and his key colleagues is aligned with our financial interests, the information on the equity ratio would allow shareholders to assess whether the employees’ compensation moves in the same direction as that of senior officers, on the understanding that non-executive employees also contribute to the organization’s performance. Such information would help shareholders determine whether the compensation paid to the management team is socially acceptable and will not negatively impact its reputation.

26	Scotiabank

ABOUT THE MEETING

The bank’s position

Our human resources strategy is grounded in the belief that, to create a better future for our customers, we rely on our team of over 88,000 talented employees around the world. At Scotiabank, we pay close attention to our employees’ compensation within the markets where we compete for talent as part of fostering a strong workplace culture and maintaining high employee engagement. For employees, it means knowing that they are being paid fairly and competitively for their skills and the work that they do every day.

Our board has implemented a robust compensation decision-making process that involves management, the human resources and risk committees, and independent advice from third party advisors. Compensation plan design and decisions for our global employee base, including for the President and CEO, are based on market best practices, employee performance in contributing to the bank’s success and the bank’s overall performance. Our annual incentive plan (AIP) is a bank-wide global plan in which all eligible employees including our President and CEO participate. Our compensation programs consider the level of responsibility and performance of each employee. All shareholders, including our employees who participate in the bank’s employee share ownership program, can read about the bank’s compensation policies and programs and the calculation of the business performance score that is used to fund the AIP beginning on page 65.

Compensation decisions for our President and CEO are made only after conducting a broad review of Scotiabank’s and our President and CEO’s performance and consideration of a number of additional factors, including horizontal (peer) benchmarking and vertical pay analyses.

As you can read about on page 63, this analysis includes consideration of an equity ratio which compares the compensation of our President and CEO to the median Canadian family income. In addition to being publicly available from Statistics Canada, the use of the median Canadian income makes year-over-year comparisons more meaningful and allows for comparison against our peers. Equity ratios calculated based on median employee income are less meaningful because median employee income is variable across the many countries in which we operate, based in part on the types of products and services we offer in these jurisdictions, and is impacted by foreign currency fluctuations.

We annually publish the number of employees in our annual report and disclose the number of full-time and part-time employees in our CSR report. In response to MÉDAC’s withdrawal of this proposal, the bank has committed to publishing the number of full- time equivalent employees in its annual report, beginning in 2018.

Management proxy circular	27

2	Governance

We believe good corporate governance is an essential foundation for strong performance, and fundamental to our success: it provides proper oversight and accountability, strengthens internal and external relationships, builds trust with our stakeholders and promotes the long-term interests of shareholders.

This section discusses how governance works at Scotiabank, our board and its priorities, and what we expect from our directors.

A solid foundation of openness, integrity and accountability is key to maintaining strong, enduring relationships with our diverse stakeholders — shareholders, customers, employees and the broader community.

WHERE TO FIND IT
About the board	30
What we expect from our directors	37
Director development and assessment	40
Director compensation	19
Director equity ownership	21
Committee reports	44

AN EFFECTIVE GOVERNANCE STRUCTURE

Oversight and accountability are the cornerstones of good governance. Shareholders elect the board to supervise the management of our business and affairs. The image below shows the reporting relationships between shareholders, the board and its four committees, and management. The board approves formal mandates for the board, each committee and members of executive management. These mandates set out the key responsibilities and accountabilities for each role.

28	Scotiabank

GOVERNANCE

WE ARE A CORPORATE GOVERNANCE LEADER

Scotiabank is committed to strong corporate governance practices and has a history of being at the forefront of leading practices. The corporate governance committee reviews our corporate governance policies every year against changing regulations and emerging best practices. The board approves our corporate governance policies annually including any changes that enhance our processes and standards. Some key milestones have included:

WE ARE HIGHLY REGULATED

Our corporate governance policies and practices are regulated by the Office of the Superintendent of Financial Institutions (OSFI), the Bank Act, the Canadian Securities Administrators (CSA), the SEC, and the two stock exchanges where our common shares are traded – the TSX and the New York Stock Exchange (NYSE). We meet or exceed the requirements that apply to us.

Although we are not required to comply with most of the NYSE corporate governance rules that apply to U.S. domestic issuers, we meet or exceed these rules in all significant respects, except as summarized in the corporate governance section of our website.

    WHAT WE DO

▶	13 of the 15 nominated directors are independent

▶	The human resources, corporate governance and audit committees are 100% independent

▶	We have individual (not slate) voting for directors

▶	Board committees have full authority to retain independent external advisors

▶	We have additional qualification requirements for serving on our audit, human resources, and risk committees

▶	The board and committees oversee the independence of the finance, risk management, compliance, anti-money laundering and audit functions

▶	The human resources committee and risk committee meet jointly to discuss compensation risk

▶	We have a formal, annual board assessment

▶	We engage with shareholders throughout the year

▶	We have meeting attendance requirements for directors
▶	The quorum for director meetings is a majority of the board or committee members

▶	Directors engage with our international subsidiary boards

X    WHAT WE DON’T DO

▶	We do not have a staggered board – all our directors are elected annually

▶	Management directors do not sit on board committees

▶	The Chairman does not have a deciding vote in the case of a board tie

▶	Our directors are not over boarded (we have limits on the number of public company boards directors can sit on and consideration is also given to private company boards)

▶	No director, executive or employee can monetize or hedge our common shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements

▶	We do not have dual class shares, non-voting or subordinated voting shares

2017 highlights

The board:

•  dedicated significant time to cyber-security as a key area of focus

•  re-aligned oversight of the Bank’s compliance and anti-money laundering functions under risk to reflect market-forward thinking on the role of risk management

•  continued its commitment to gender diversity by being a signatory to the Catalyst Accord and a member of the 30% Club Canada

•  revised its skills matrix to include key skills and experiences that the board views as critical to the bank

•  adopted a proxy access policy which clearly outlines the procedure to nominate directors for inclusion on a universal ballot

•  continued to strengthen the linkages with and oversight of our global subsidiaries through year-round engagement with subsidiary boards including a joint meeting with our subsidiary in Peru. Five directors on the board also serve as directors on subsidiary boards in Colombia, Mexico and the U.S.

Management proxy circular	29

About the board

The Bank Act requires a minimum of seven directors. At least two-thirds cannot be affiliated with Scotiabank and a majority must be resident Canadians. Our board normally has between 12 and 18 directors.

This year 15 directors are nominated for election, and the board is comfortable that this is an appropriate size to generate open and engaging discussions, to make sure the committees have the right combination of skills, to allocate responsibilities appropriately and to facilitate board renewal. The board must approve any change to its size.

The board delegates day-to-day management of our affairs to executive management, up to certain limits.

STRUCTURE OF THE BOARD

Chairman of the Board

The Chairman of the Board is an independent director, responsible for leading the board in carrying out its duties and responsibilities effectively, efficiently and independent of management.

He presides over all board meetings, oversees the board committees and chairs all sessions with the independent and non-executive directors. The Chairman is directly involved in director orientation, continuing education and the board assessment process.

The Chairman acts as a resource for management, advising the President and CEO on major strategic and business issues and corporate governance matters. The Chairman meets with OSFI (our primary regulator), shareholders and other stakeholders on behalf of the board, and also meets periodically with members of the boards of directors of our subsidiaries.

Board committees

Four standing committees help the board carry out its duties and responsibilities. You can find descriptions of the committee mandates and membership in the committee reports starting on page 44. The corporate governance committee recommends committee composition (including committee chairs) to the board, reviews committee membership throughout the year and after the annual meeting once the board is elected. This committee also reviews Chairman of the board and committee chair succession, in light of director term limits.

Directors serve on at least one board committee and the Chairman is a member of all four committees. The President and CEO does not sit on any board committees.

Each committee’s composition requirements comply with the CSA guidelines for corporate governance, the NYSE corporate governance rules for director independence that apply to us, Bank Act provisions for affiliated directors, and the OSFI corporate governance guideline. Only independent directors may serve on our audit, corporate governance and human resources committees.

About the committee chairs

Committee chairs must be independent directors with the requisite skills and experience necessary to oversee their committees’ responsibilities.

Each chair is responsible for:

•	facilitating the functioning of the committee independent of management
•	overseeing the orientation of new members
•	providing input to the Chairman and the chair of the corporate governance committee on succession plans for the committee’s composition, including the role of chair

30	Scotiabank

The committees support the board, with overall leadership by our Chairman who is independent from our CEO.

Independent directors met in camera without management present regularly, including at all but two board meetings in fiscal 2017, where the directors waived the requirement for an in camera session. Non-executive directors met in camera without management present at all but one board meeting in fiscal 2017.

Copies of the committee charters, board mandate, and position descriptions for the Chairman, committee chairs and directors are posted in the corporate governance section of our website.

You can also find more information about the audit committee in our 2017 AIF on www.sedar.com.

GOVERNANCE

•	managing the operations of the committee to fulfill its charter and address any other matters delegated to it
•	setting the meeting agendas, presiding over all meetings, and ensuring that members have the information and resources they need to carry out their duties
•	reporting the committee’s discussions and decisions or recommendations to the board.

NOMINATING DIRECTORS

The independent corporate governance committee serves as the nominating committee of the board and is responsible for:

•	determining the selection criteria for director candidates and board committees
•	maintaining a skills matrix of the required skills, experiences and competencies as part of board and committee succession planning
•	proposing director candidates for the board’s review and approval.

The committee maintains an evergreen list of potential candidates that is developed with a view to required skills and our corporate governance policies, including diversity. It engages external advisors as necessary to help identify candidates with the appropriate skills and experience and also encourages current board members to recommend suitable candidates.

Before a candidate is nominated, he or she meets with the chair of the corporate governance committee, the Chairman, other independent directors, the President and CEO and the Corporate Secretary to discuss the board’s expectations of director contribution and commitment. You can read more about key attributes and skills considered as part of our nominating process below and on page 40.

PROXY ACCESS

In accordance with section 143 of the Bank Act, shareholders holding in the aggregate not less than 5% of the bank’s outstanding shares for the minimum period of time set out by the Bank Act may submit a formal proposal for individuals to be nominated for election as directors. Shareholders wishing to make such a formal proposal should refer to the relevant provisions of the Bank Act for a description of the procedures to be followed. Alternatively, shareholders may propose individuals pursuant to the bank’s proxy access policy. Shareholders should consult the policy, available in the corporate governance section of our website, for a description of the procedures to be followed. Any shareholder is welcome to contact the Chairman or the corporate governance committee chair to discuss corporate governance matters, including potential director nominees.

MAJORITY VOTING POLICY

Our majority voting policy requires any nominated director who is not elected by at least a majority of the votes cast (50% plus 1 vote), to tender his or her resignation from the board immediately following the annual meeting.

Absent exceptional circumstances, the board will accept the offer of resignation. There are very limited circumstances under which the corporate governance committee can, however, recommend retaining the director provided that active steps are taken to resolve the circumstances in the following year. In any case, the board will disclose its decision in a press release within 90 days of the annual meeting. The board may appoint a new director to fill the vacancy if it accepts the resignation. You can find more information about our majority voting policy in our corporate governance policies on our website.

This policy applies only to uncontested elections (elections where the number of nominated directors is the same as the number of directors to be elected).

KEY CHARACTERISTICS OF DIRECTORS

Independent

Having an independent board is one of the ways we make sure the board operates independently of management and makes decisions in the best interests of Scotiabank. Our independence standards, which require the majority of our directors to be independent, comply with the Bank Act Affiliated Persons Regulations, the CSA rules and the NYSE corporate governance rules. Our director independence standards can be found in the corporate governance section of our website.

87% of our nominated

directors are independent.

Brian Porter is a non-

independent, affiliated

director because of his

position as President and

CEO. Eduardo Pacheco

is a non-independent,

affiliated director

because of his business

relationships with

Scotiabank and our

subsidiary Banco

Colpatria.

Management proxy circular	31

We consider a director to be independent if he or she does not have a direct or indirect material relationship with Scotiabank, our auditors or our executives, and have a robust three-step process for assessing independence:

1.	directors complete a detailed questionnaire
2.	the board reviews directors against the standards, considering all relevant facts and circumstances, including the relationship the director may have with us – and any relationship that their spouses, children, principal business affiliations and any other relevant individuals have with the bank
3.	directors declare any material interest in matters that may come before the board.

Diverse in background and experience

Our board is composed of qualified professionals who have the requisite financial acumen and risk management experience to fulfill the board’s mandate and supervise management. Our current directors have a broad range of skills and experience and we have highlighted some of these key skills in the director profiles in section one.

The corporate governance committee regularly reviews board succession with a view to having a board and committees with the right skills, qualifications, perspectives and tenure in the present and over the long term. We believe the best boards include a diverse mix of experience, expertise, gender, age, ethnicity, geographic background and personal characteristics, as described in our written board diversity policy.

The committee looks for the most qualified candidates, male or female, based on the skill sets we have and the experience we need. It considers diversity criteria including gender, age, ethnicity and geographic background in assessing board composition and potential candidates. As part of its commitment to board diversity, the bank is a signatory to the Catalyst Accord and the 30% Club Canada. The board’s written policy states that it aspires to have each gender comprise at least 30% of the board. One-third of this year’s nominated directors are women. The corporate governance committee considers the effectiveness of the diversity policy on an ongoing basis as part of its ongoing assessment of current board composition, potential director candidates, and more formally on an annual basis as part of its review of our corporate governance policies. The effectiveness of this policy is also considered as part of our annual board assessment process.

Five of the fifteen nominated directors are women.

BOARD PRIORITIES

The board’s mandate is to:

•  supervise the management of the business and affairs of the bank

•  maintain the bank’s strength and integrity

•  oversee the bank’s strategic direction, its organizational structure, and succession planning for senior management roles

•  perform any other duties required by law.

The mandate incorporates the specific duties and responsibilities of bank directors set out in the Bank Act. Our directors and officers abide by the Bank Act’s requirement that they act honestly and in good faith, and with the diligence and skill of a reasonably prudent person.

A copy of the board mandate is posted in the corporate governance section of our website.

1. Strategic direction

The board oversees our strategic direction and holds management accountable for executing our strategy and delivering strong performance. New strategic initiatives, significant acquisitions, divestitures and investments must be presented to the board.

The board participates in our strategic planning process throughout the year by:

•	reviewing and approving our strategic plan, taking into account the opportunities and risks of our businesses
•	approving the annual capital plan and profit plan
•	regularly scrutinizing management’s execution of business plans and their results
•	reviewing our strategic plan against our risk appetite framework
•	approving our capital management policy and overseeing that appropriate strategies are in place to mitigate risk
•	assessing our corporate performance and the performance of our business lines against:
•	financial and other objectives established in the business plans
•	past performance
•	industry peers.

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The board regularly reviews the competitive landscape to keep abreast of industry developments. The board also dedicates at least one meeting every year to strategic planning and approves our strategy.

2. Risk oversight

Our risk management framework sets the foundation for managing our principal risks across the enterprise. A list of risks faced by the bank and detailed information on matters including our risk management framework, risk culture and risk appetite are provided in our 2017 MD&A. The board approves our overall risk strategy, including major risk policies and our risk appetite framework, which sets out limits and the appropriate balance of risk and reward. The board also reviews Scotiabank’s quarterly enterprise risk management report and approves key policies such as Scotiabank’s credit risk, liquidity risk and cyber-security risk policies and risk data aggregation and risk reporting framework. The impacts of International Financial Reporting Standard (IFRS) 9, cyber-security and technology risk, as well as new and emerging risks, were key areas of focus in 2017.

The board and committees devote significant time to risk oversight given the evolving regulatory landscape and a changing physical and digital environment.

We diversify risk across business lines, geographies, products and industries. Risk is managed through three levels of accountability:

•  business lines

•  global risk management and other control functions

•  internal audit (for independent monitoring and oversight).

Management keeps the audit committee and the risk committee up to date on regulatory developments, and informs the board of any material developments in our relationship with OSFI. The board meets with OSFI to discuss regulatory matters and the results of their supervisory activities.

Each of the committees focus on how we identify and manage our principal business risks:

•	audit committee – assists the board by providing oversight on the effectiveness of the bank’s system of internal controls. The committee oversees the integrity of the bank’s consolidated financial statements and related quarterly results. The committee oversees the external auditor’s qualifications, independence and performance, and oversees the finance and audit functions at the bank.
•	corporate governance committee – acts in an advisory capacity to the board to enhance the bank’s corporate governance through a continuing assessment of the bank’s approach to corporate governance and makes policy recommendations. The committee is responsible for the board succession plan, and for reviewing the bank’s CSR strategy and reporting.
•	human resources committee – in conjunction with the risk committee of the board, satisfies itself that adequate procedures are in place to identify, assess and manage the risks associated with the bank’s material compensation programs and that such procedures are consistent with the bank’s risk management programs. The committee has further responsibilities relating to leadership, succession planning and total rewards.
•	risk committee – assists the board by providing oversight to the risk management, compliance and anti-money laundering/anti-terrorist finance functions at the bank. This includes periodically reviewing and approving the bank’s key risk management policies, frameworks and limits and satisfying itself that management is operating within the bank’s enterprise risk appetite framework. The committee also oversees the independence of each of these functions, including the effectiveness of the heads of these functions, as well as the functions themselves.

Management’s compensation review committee also reviews the compensation of key employees whose roles could have a material effect on risk, including a cross-section of senior executives in control and stewardship functions (you can read more about the committee on page 59). This committee is chaired by the Chief Risk Officer, and the committee’s activities are reported up to the human resources committee.

Internal controls and management information systems

The board oversees the integrity and effectiveness of our management information systems and internal controls and approves our internal control policy.

The work is carried out mainly by the audit committee, which:

•	oversees our key controls over financial reporting
•	sets aside time at each meeting to meet separately with the Chief Auditor, Chief Financial Officer, and the independent auditors without management present

Management proxy circular	33

•	set aside time at each meeting to meet separately with the Chief Compliance and Regulatory Officer and Chief Anti-Money Laundering Officer (since May 2017, these in camera sessions are conducted with the risk committee as these functions are now overseen by risk)
•	receives regular reports from management and the internal audit department on the design and operating effectiveness of our internal controls and any significant deficiencies or material weaknesses
•	oversees our whistleblower policy and procedures and approves procedures for receiving, filing and resolving complaints about accounting or auditing matters.

Disclosure controls and procedures

Our disclosure controls and procedures make sure all material information is gathered and communicated to senior officers and the board accurately and regularly.

Our disclosure policy, available in the corporate governance section of our website, sets out our commitment to promptly release material information in a fair, accurate and timely way to stakeholders. Our disclosure committee, which is composed of senior officers, is a key part of this process and its responsibilities include:

•	evaluating events to determine whether they give rise to material information that must be publicly disclosed and the timing of that disclosure
•	reviewing our core disclosure documents (management proxy circular, annual and quarterly consolidated financial statements and related MD&A, the AIF and Form 40-F) before they are reviewed by the board for approval and public release
•	reviewing and updating our disclosure policy and practices (at least annually).

The disclosure committee reports to the President and CEO. Committee meetings are chaired by the Executive Vice President and General Counsel.

Subsidiary Governance

The board and its committees are responsible for overseeing our global operations and subsidiaries. Our enterprise-wide approach to subsidiary governance is coordinated through the Corporate Governance Office, whose mandate includes development and implementation of our bank-wide corporate governance strategy. The Corporate Governance Office works with our corporate secretaries around the world to implement leading governance practices that not only meet regulatory requirements and expectations, but also foster a culture of strong and transparent accountability across our footprint.

Our policy on subsidiary board composition, assessment and renewal is designed to provide strong oversight of our subsidiaries and promote a variety of viewpoints. Many of our subsidiaries have independent directors who bring specific skills, local knowledge and experience to the table. Our subsidiary boards are actively engaged and are tasked with providing effective challenge, advice and guidance to management.

Our Corporate Governance Office meets with shareholders, domestic and international regulators, subsidiary boards and other stakeholders on matters relating to the bank’s corporate governance practices globally. There is an established line of communication between the Chairman and directors of our subsidiaries. In addition to five members of our parent board serving on our subsidiary boards, the Chairman met or had discussions with the chairs of several major subsidiary boards to discuss subsidiary governance over the year. As well, the Chairman and committee chairs meet with directors of major subsidiaries to discuss the bank’s approach to financial oversight, risk management, corporate governance and compensation governance. In 2017, our board met in Lima, Peru and held a joint meeting with the board of Scotiabank Peru.

Stakeholder engagement

The Chairman, the corporate governance committee chair and other independent directors meet with our many stakeholders over the course of the year, including shareholders, investor groups, regulators, customers, employees, and the broader community.

We are committed to shareholder engagement and engage with shareholders and investor groups throughout the year on a variety of issues, including the bank’s approach to corporate governance and our policies, statements and strategies related to environmental and social impacts.

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The President and CEO, the Group Head and Chief Financial Officer, the Vice President, Investor Relations and other officers meet regularly with investment analysts and institutional investors, in Canada and internationally. We also hold calls with analysts and investors after we release our quarterly financial results. Shareholders and others can listen to these discussions by telephone or over the internet.

Shareholders, customers and other stakeholders can access information about Scotiabank on our website and through our investor relations department. Questions from the media and general public are usually referred to our public and corporate affairs department. Customer complaints are handled by individual branches and the Office of the President, in consultation with other departments as necessary.

Shareholders can engage with the Chairman or any of these departments at any time (see the back cover).

Corporate Social Responsibility

While the corporate governance committee has oversight responsibility for the bank’s CSR strategy and reporting, oversight of the bank’s economic, environmental and social impacts and risks is a shared board responsibility and is overseen by each board committee, as earlier described.

Our performance and our achievements related to environmental, social and governance factors are set out in our CSR report which outlines how the bank engages with our stakeholders. Our CSR strategy is grounded in our goal to create a better future for both society and the bank. The report contains our commitments to customers, employees, communities, the environment and strong corporate governance practices and is available at www.scotiabank.com/csr.

3. Leadership development, diversity and assessment

Leadership development

Leadership is a focus priority for the bank.

Our leadership strategy is focused on strengthening the quality, depth and diversity of our leadership pool, and deploying our leaders across the bank. With operations in close to 50 countries, our international platform allows us to identify and develop individuals who have the ability, aspiration and engagement to succeed at executive level roles in the organization. Our priority is to shape the leadership team and bring management closer to customers, markets and businesses, accelerate the development of our most senior leaders, and increase leadership capability through selective external recruitment.

The board oversees our leadership strategy with the support of the human resources committee. The President and CEO and the Group Head and Chief Human Resources Officer, together with the human capital committee, are responsible for this strategy; a senior executive is responsible for the day-to-day management. The human resources committee reviews the effectiveness of the strategy and approves the mandates of the President and CEO and all executive officers. It also reviews the qualifications, experience and capabilities of all executive officers, assesses candidates for our most senior roles (including the President and CEO) and recommends senior executive appointments to the board for approval. The board and management together interact formally and informally with executive-potential leaders, in board and committee meetings, and at educational seminars, board dinners and off-site meetings.

Leadership diversity

As Canada’s most international bank, our geographic footprint and diverse operations uniquely position us to leverage the broadest range of skills, knowledge and talent. We believe that inclusion delivers the benefits of diversity and must be systemic in our organization to compete at our best. At Scotiabank, we enable and support a culture that values and respects cultural differences, experiences and beliefs.

Scotiabank’s Inclusion Council is comprised of senior leaders across all areas of the organization. Chaired by the President and CEO, the council’s mandate focuses on the inclusion strategies and priorities required to deliver on our business goals. Its primary objectives are to:

•	monitor, promote and role model a culture of inclusion and diversity of perspective for better business results;

Management proxy circular	35

•	embed diversity and inclusion in strategic business initiatives; and
•	enhance leadership development specific to open-mindedness and cross cultural awareness.

We are committed to creating opportunities that enable all employees to reach their full potential. A key component of our diversity and inclusion approach is the identification, development and advancement of women globally. This priority is embedded in our talent management processes and supported through regular measurement and reporting.

We are committed to increasing the representation of women at the VP+ level globally. We measure the representation of women at all levels to gauge our progress, including the emerging leader, vice president and above, and executive leader segments. Our organizational target for representation is at the VP+ level. In order to effect meaningful and sustainable change at this level, we believe it is critical to focus our efforts on building the broadest and highest quality talent pipeline possible.

We have grown our representation of women at the VP+ level globally from 25% in 2013 to 33% in 2017 and in Canada from 30% in 2013 to 39% in 2017 – both record highs for the bank. Our focus on identification and professional development positions us well to strengthen the representation of women at the executive level over the mid- to long-term. 20% or 5 of the bank’s executive officers are women. The table below shows the representation of women at the executive level for the last two fiscal years:

	# of women executive officers/executive officers	%
Fiscal 2017	5/22	23%
Fiscal 2016	6/21	29%

Assessment and succession planning

The human resources committee, along with the risk committee and the audit committee, oversees succession planning of senior management roles, including roles in our control functions – audit, compliance, risk, finance and anti-money laundering. As a member of the human resources committee, the Chairman is directly involved in overseeing the succession plans for key senior management roles. Given the importance of leadership development and succession planning for a senior management team, succession plans are regularly discussed at human resources committee meetings.

The human resources committee is responsible for the performance management of the President and CEO. The committee assesses the CEO’s performance against the approved CEO mandate and the short- and long-term objectives established at the beginning of the year. The board reviews the assessment, as well as the performance assessments of the other named executives and senior officers.

The board is responsible for selecting, retaining and, if necessary, replacing the President and CEO. It maintains a contingency plan to mitigate business risk and to ensure we continue to operate prudently in the event the President and CEO position suddenly becomes vacant.

36	Scotiabank

GOVERNANCE

What we expect from our directors

We expect directors to devote the necessary time to board and committee duties, to always exercise independent business judgment and to act in our best interests.

INTEGRITY AND ENGAGEMENT

Directors must:

•   maintain high standards of integrity

•   act honestly and in good faith, and with the diligence and care of a reasonably prudent person, consistent with Bank Act requirements

•   comply with our code of conduct (which includes our internet/email code of conduct), the whistleblower policy, and the directors’ addendum concerning conflicts of interest and any other supplementary policies

•   use sound judgment

•   avoid conflicts of interest

•   fulfill their responsibilities to the board and committees

•   review all meeting materials to diligently prepare for each board and committee meeting

•   actively participate in meetings and seek clarification from management to fully understand the issues and make informed recommendations as appropriate

•   protect our information and keep all discussions confidential

•   be active and engaged

•   continuously advance their knowledge of our business and relevant national and international developments so they can make a meaningful contribution

•   review and approve our strategic direction and business plan, and regularly assess our financial and business line performance against the plan

•   understand the risks of our business model and how they relate to our strategy and risk appetite framework

•   understand our regulatory environment

•   participate in continuing education for directors

•   attend at least 75% of all board and committee meetings.

The chair of the corporate governance committee will meet with any director who does not meet our attendance requirements and recommend to the board whether or not that director should continue to serve.

Code of conduct

Our code of conduct describes the standards for ethical behaviour at Scotiabank. It promotes adherence to the laws and regulations that apply to us. The board approves the code, including any amendments, and the audit committee monitors compliance with the code.

Everyone is required to review the code, including our whistleblower policy and procedures, when they join the bank or the board. They must also confirm in writing every year that they understand and have complied with the code. Directors must also read and consent to the directors’ addendum concerning conflicts of interest. None of these standards can be waived for directors or executives, unless the board approves and discloses the waiver according to securities law. The board did not grant any waivers in 2017.

Scotiabank’s code of conduct can be found in the corporate governance section of our website.

Avoiding conflicts of interest

Directors must disclose:

•  their business and personal relationships with the bank and other companies or entities they have relationships with

•  if they have a conflict of interest with a matter to be discussed by the board, and must not participate in any board or committee discussions or vote on the matter.

The board complies with all Bank Act requirements relating to conflicts of interest. The audit committee monitors compliance and informs the board of any material deviations and corrective actions taken.

Management proxy circular	37

Reporting a concern

The whistleblower policy is a control to help safeguard the integrity of our financial reporting and business dealings, and to support adherence with the code of conduct. It protects employees who make a report in good faith.

All directors, officers and employees must immediately report any concerns they have about financial reporting or suspected fraudulent activity, a breach of the code and other compliance policies, or retaliation against an individual who reports a concern.

The following reporting channels are available under the policy:

•   calling the special toll-free hotline or going online to make an anonymous and confidential report (the hotline and website are maintained by an independent third party)

•   all concerns can be raised with the Chief Auditor. Concerns relating to regulatory compliance, breaches of the code of conduct or other compliance policies can be directly escalated to global compliance

•   an external party can raise a concern by contacting the Office of the President (see the back cover).

A director can speak to the chair of the audit committee or corporate governance committee, or the Chairman, if he or she has a concern. All credible reports are investigated internally or by an independent external party, and appropriate action is taken. Significant concerns are raised with the chair of the audit committee and senior executives.

TENURE AND TERM LIMITS

Our term limits set out the maximum period of time that directors can stand for re-election, and do not provide guaranteed tenure. The board believes that term limits, director independence assessments and the board evaluation process collectively help the board make sure that effective and independent-minded directors are nominated for election by shareholders each year and are important elements in succession planning for the board.

Our term limits are annually reviewed to make sure that they reflect best practices. We added term limits for committee chairs in 2012 and shortened the maximum term in 2015. Our term limits are as follows:

•  directors appointed or elected before December 3, 2010 must retire on the earlier of (1) April 1, 2021, or (2) when they turn 70. However, if at age 70 a director has not served 10 years, their term is extended and they must retire by the end of a 10 year term

•  directors appointed or elected between December 3, 2010 and July 1, 2015 must retire on the earlier of (1) the completion of a 15 year term, or (2) when they turn 70. However, if at age 70 a director has not served 10 years, their term is extended and they must retire by the end of a 10 year term

Our nominated directors have an average tenure of 4.8 years. Shareholders elect directors annually for a one-year term. Shareholders vote for individual directors, not a slate.

•  directors appointed or elected after July 1, 2015 may serve on the board for a twelve year term

•  a director can serve as a committee chair for three years, and for another two years with the board’s approval.

The date each director is not eligible for re-election under our term limits is set out in the director profiles beginning on page 10.

Resignation policy (change in principal occupation)

A director must offer to resign when his or her principal occupation changes. This allows the board the opportunity to assess how the change affects the composition of the board. A bank officer who is also a bank director, is deemed to have resigned as a director when he or she ceases to be employed as an officer, unless the officer is a former CEO and the board has requested that the individual remain on the board for a fixed period.

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SERVING ON OTHER PUBLIC COMPANY BOARDS

Directors bring the most to the board when they act independently and can devote the necessary time to fulfill their responsibilities, so we limit the number of public company boards they can serve on:

•  directors who are chief executive officers or senior executives of public companies should hold a maximum of two public company directorships (including the board of the company of which he or she is CEO or a senior executive officer)

•  other directors should hold a maximum of four public company directorships

•  directors cannot serve on the audit committee of more than three public companies without approval

•  directors cannot serve on the board of an unaffiliated financial institution without approval.

Consideration is also given to private company directorships (held outside a director’s employment) in assessing whether the individual has the requisite time to serve as a director of the bank. The corporate governance committee can use its discretion to grant exceptions to the above limits in certain circumstances, but these exceptions must be reported to the board. No exceptions have been granted to any of the nominated directors.

Board interlocks

We also limit the number of other boards our directors can serve on together. No more than two directors can serve together on the same public company board without the consent of the corporate governance committee.

The board reviews potential conflicts of interest regularly. The corporate governance committee also discusses other public company directorships that directors may accept, to ensure directors’ other obligations fall within the board’s guidelines and expectations. The committee makes recommendations to the board as appropriate. The board has determined that these board interlocks do not impair the ability of these directors to exercise independent judgment as members of our board.

	Board	Committee memberships
Scott Bonham	Loblaw Companies Limited	Audit
Thomas O’Neill	Loblaw Companies Limited (lead director)	Governance, employee development, nominating and compensation (chair)
Scott Bonham	Magna International Inc.	Audit Enterprise risk oversight
Indira Samarasekera	Magna International Inc.	Corporate governance, compensation and nominating

SKILLS AND EXPERIENCE

Our current and nominated directors are prominent business and community leaders. They bring a wealth of experience to the board, generate public confidence, know our businesses and are familiar with the markets in which we carry on business. The directors’ backgrounds, skills and experience, taken as a whole, equip the board to carry out its duties and supervise the bank’s business and affairs.

Management proxy circular	39

Skills matrix

To serve on our board, directors must have considerable experience in leadership and strategy. In addition, each of the directors has identified five other key areas of experience in consultation with the corporate governance committee. The committee developed the skills matrix below based on this consultation and agreement on each director’s key areas of experience. Our director biographies starting on page 10 highlight some of the formative experiences supporting these areas.

	N. Aufreiter	G. Babatz	S. Bonham	C. Dallara	T. Macklem	T. O’Neill	E. Pacheco	M. Penner	B. Porter	U. Power	A. Regent	I. Samarasekera	S. Segal	B. Thomas	S. Thomson
Key Areas of Experience
Leadership
Strategy formation
Accounting and finance
Capital markets
Corporate social responsibility
Digital, technology and information security
Financial services
Governance
Human resources and executive compensation
Public policy
Retail/consumer
Risk management

The corporate governance committee also maintains a detailed matrix of each director’s general areas of experience (such as marketing, regulatory and compliance, government and real estate), education, language skills and business experience in geographic regions where we do business. It uses these matrices to assess board composition, plan board and chair succession, and assess potential director candidates (you can read more about nominating directors on page  31).

Director development and assessment

Directors must understand the nature and operation of our business – including the size, complexity and risk profile of the bank – and stay current with business, technology, industry, risk, regulatory, governance and other key issues to be effective members of our board. The board has approved a guideline on director orientation and continuing education, which outlines our commitment to director education, what our education and orientation programs will cover, and the specific responsibilities of the corporate governance committee for these programs. We expect all directors to participate in our education programs and suggest topics for seminars, briefings or reports.

REGULAR COMMUNICATION AND ACCESS TO INFORMATION

We use a secure electronic delivery system to promptly disseminate information, so directors have timely access to materials and other information to carry out their responsibilities. Information about the bank, including research reports, relevant current events and industry developments are regularly posted for directors in between meetings to keep them informed of matters relevant to the board’s execution of its responsibilities. Directors were regularly updated throughout 2017 on issues germane to their director duties, including corporate governance developments. Directors access their board materials, management updates and other key information on this portal, as part of our ongoing efforts to reduce paper consumption.

All of the directors are members of the Institute of Corporate Directors (ICD) and can access ICD events. The ICD supports director education and advocates for best practices in governance.

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ORIENTATION

Our orientation program helps new directors increase their understanding of their responsibilities and the bank’s operations as quickly as possible, so they can be fully engaged and contribute to the board and committees in a meaningful way.

New directors receive the following reference materials:

•	an orientation package – explains key legal requirements, our by-laws, directors’ duties and responsibilities, bank and board policies and procedures, organizational charts, an overview of our business lines and copies of our disclosure documents
•	our corporate governance information book – contains information about our corporate governance practices and policies, the board and committees, the Bank Act and other legal requirements, insider reporting and our code of conduct.

They also:

•	have a direct resource in the Chairman and chairs of committees on which they serve, who have responsibilities for new member orientation
•	meet with the President and CEO, heads of control functions and other executive officers throughout the year
•	are invited to attend meetings of all committees for educational purposes and are able to request to attend any meeting subsequently
•	review the bank’s crisis management recovery plan and have the opportunity to discuss it with management
•	attend information sessions on significant aspects of our business tailored for new directors
•	meet with representatives of our primary regulator, OSFI.

Mr. Penner joined in June 2017 and at his first two meetings, completed orientation sessions on global risk management, and accounting, control and financial reporting, as part of a comprehensive program.

CONTINUING EDUCATION

Our continuing education program keeps directors up to date on regulatory developments, business initiatives and other issues affecting the bank’s operations, so they can carry out their responsibilities more effectively.

Throughout the year, we hold information sessions on significant, complex or specialized aspects of our business operations. We also organize off-site board meetings to familiarize directors with our regional and international operations and to meet local senior management, regulators and policy makers, customers and subsidiary board members. In between meetings, we regularly provide educational information and reports to directors.

All board members have access to all committee materials for ongoing education and information purposes.

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Director education in fiscal 2017

Session	Date	Attended or received materials

Portfolio overview

Educational sessions by Global Risk Management on various portfolios of the bank, such as financial services, shipping and transportation, energy, pipelines, refineries and petrochemicals, telecom and media, construction, agriculture, mining, metals, real estate, food and beverage, and retail/consumer

	All risk committee meetings	risk committee

Risk management

Quarterly enterprise risk management reports addressing credit, market, liquidity, operational, information technology (including cyber-security), stress testing, capital, insurance, emerging and other risks

	Quarterly	board risk committee
Competitive review Quarterly competitive review of the bank and its Canadian competitors	Quarterly	board
Regulatory update Educational update by compliance on various regulatory matters including compliance, risk management, and various areas of focus	November 2016 February 2017 April 2017 (risk committee only) May 2017 June 2017 (risk committee only) August 2017 October 2017	audit committee risk committee
Marketing Presentation by management on developments, challenges and bank’s global strategy	November 2016	board
IFRS 9 – Financial instruments Educational sessions by management on the impacts of this regulation to the bank’s operations	Regularly	board audit committee human resources committee risk committee
Blockchain Educational session by management on industry developments, challenges and opportunities	November 2016	board
Investor relations Educational update by Investor Relations on the bank’s shareholder profile, investor relations program, investor issues, analysts and rating agencies	January 2017 June 2017	board
Anti-money laundering/anti-terrorist financing Educational session on anti-money laundering/anti-terrorist financing systems and developments	February 2017	board
Subsidiary governance developments Report on international and domestic corporate governance developments affecting the bank’s subsidiaries	February 2017	board corporate governance committee
Shareholder perspectives Discussion with Investor Relations on the bank’s Digital Factory investor day and shareholder perspectives on the bank and its strategy, including our digital transformation	February 2017	board
Cyber-security Educational sessions by management and leading experts on the current landscape, challenges and risk-mitigation strategies	February 2017 August 2017	board
Digital transformation Visit to the Toronto Digital Factory and update on financial technology	February 2017	board
Retail credit risk and risk data aggregation reporting Presentation by Global Risk Management and Information Technology and Solutions departments	April 2017	board
Risk appetite and risk culture Presentation by Global Risk Management	April 2017	board
Global wealth management Presentation by management on the bank’s strategy and industry outlook	May 2017	board
U.S. regulatory landscape Presentation by a leading expert on U.S. regulatory developments affecting the bank	May 2017	board
Canadian housing Presentation by the business line and Global Risk Management on developments in the Canadian real estate market	May 2017	board
Global economics Presentation by a former Prime Minister of Canada on an economic outlook and geopolitical considerations	June 2017	board
Automotive lending Presentation by the business line on industry developments, challenges and the bank’s strategy	August 2017	board
International Banking internal controls Presentation by management on business line controls	October 2017	board

Scotiabank Peru offsite meetings

Educational sessions on the local market and opportunities, including meetings with customers and local management over several days, a visit to the Peru Digital Factory, and a joint meeting with the Scotiabank Peru board

	October 2017	board

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BOARD ASSESSMENT

The corporate governance committee is responsible for our annual formal board assessment. Consistent with 2016, the board determined that a robust three-part process would be used in fiscal 2017. The committee oversaw the board assessment and concluded that the board and its committees were performing well.

Questionnaire

•	drafted by the Chairman and the corporate governance committee chair and approved by the corporate governance committee prior to distribution
•	included specific and open-ended questions for feedback on a range of topics including the board’s access to, and communications with, management
•	solicited views on the effectiveness of the committees
•	addressed board communication and other operational matters
•	asked for directors’ views on how the board deals with strategic issues and risk
•	sought feedback on the board’s relationship with the Chairman
•	submitted centrally to the Corporate Secretary to preserve confidentiality and formed the basis of the personal interviews with directors

Personal interviews with Chairman

•	conducted individually by the Chairman to facilitate candid feedback about board effectiveness, committee performance, individual performance, governance and any other issues relating to board effectiveness or operations, building off of the confidential questionnaire results
•	addressed directors’ views on succession matters for key roles on the board, including committee chairs and potential Chairman successors
•	provided an opportunity to comment formally on management’s engagement with the board
•	facilitated a process so that directors could comment on their peers’ contributions to the board and its committees, and any concerns they may have

Personal interviews with corporate governance committee chair

•	conducted individually by the committee chair to facilitate candid feedback about board effectiveness, committee performance, individual performance, governance and any other issues relating to board effectiveness or operations, building off of the confidential questionnaire results
•	provided an opportunity to comment formally on the Chairman’s performance
•	addressed directors’ views on potential Chairman successors

Report to the corporate governance committee

•	presented by the committee chair to the committee for discussion and feedback
•	committee chair and Chairman reviewed the results and developed recommendations

Report to the board

•	presented by the Chairman and corporate governance committee chair
•	committee chair and Chairman presented recommendations and considerations based on the results

Follow-up

•	committee chair and Chairman developed an action plan to address issues, monitor progress and report back
•	action plan involves working with other committee chairs as appropriate
•	progress on action plan is discussed over the year until all items are addressed

The board reviews the assessment process annually and revises it as necessary to reflect director feedback, evolving governance rules, best practices and any changes to the board mandate and committee charters. It may periodically retain an independent advisor to facilitate this assessment. Directors are also encouraged to approach the Chairman and the corporate governance committee chair at any time about any comments or concerns.

Management proxy circular	43

Committee reports

The board has four standing committees. The committee reports below describe each committee’s key responsibilities, activities and meetings in fiscal 2017. The members listed are the committees’ members as of October 31, 2017.

Each committee sets aside time at each meeting to meet in camera without management present. They can also engage external advisors or consultants as necessary, and approve their contracts and fees. The audit, corporate governance and human resources committees are composed solely of independent directors.

AUDIT COMMITTEE

Una Power (chair, financial expert)

Scott Bonham

Charles Dallara

William Fatt (financial expert)

Tiff Macklem

Thomas O’Neill (financial expert)

Michael Penner

Scott Thomson (financial expert)

meetings: 6

The committee met separately with KPMG at each regularly scheduled meeting.

The Chief Financial Officer and Chief Auditor attended each regularly scheduled committee meeting and each met separately in camera with the committee, at each of these meetings.

The Chief Compliance and Regulatory Officer and Chief Anti-Money Laundering Officer attended each regularly scheduled committee meeting and each met separately in camera with the committee, at each of these meetings, until oversight of these functions was transferred to the risk committee.

The committee met in camera without management present at all but one of its regularly scheduled meetings, when it waived the requirement for an in camera session.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

The audit committee is primarily responsible for overseeing the integrity of our: financial reporting, compliance with legal and regulatory requirements, internal control functions and our relationship with the external auditors. All of the members of the audit committee are financially literate within the meaning of the CSA rules, and four members were designated as “financial experts” as defined by the SEC.

Financial reporting – oversees the quality, integrity and timeliness of our annual and quarterly financial reporting. Reviews financial and earnings press releases before they are released to the public.

Compliance and conduct review – fulfills the role of conduct review committee as required under the Bank Act, including reviewing transactions with related parties and monitoring procedures for resolving conflicts of interest. Reviews reports on our global compliance with legal and regulatory requirements.

Internal controls – oversees internal control procedures and their effectiveness. Communicates directly with internal audit and oversees their effectiveness.

External auditors – oversees their audit and evaluates their independence and other qualifications. Communicates directly with them, and recommends to the board their reappointment, subject to shareholder approval.

Oversight of control functions – oversees our finance and internal audit functions and their independence, and assesses the effectiveness of the heads of each function.

2017 highlights

•  reviewed and recommended the bank’s annual and interim consolidated financial statements and related MD&A, earnings releases, AIF and Form 40-F to the board for approval

•  reviewed the pre-approved services to be performed by the external auditors each quarter, reviewed the auditors’ audit plan and oversaw the audit, which included the auditors’ opinion on the effectiveness of our internal control over financial reporting. Recommended the auditors’ fees for 2017 to the board for approval and assessed their performance. Reviewed and discussed the annual external audit report

•  conducted a periodic review of the external auditor and concluded the review with a recommendation to the board that the external auditors be reappointed, subject to shareholder approval

•  reviewed the impact of IFRS 9

•  reviewed and monitored our internal control framework. Reviewed and approved our internal control policy and recommended it to the board for approval

•  received reports on related party transactions and reviewed the President and CEO’s annual declaration of employee, director and officer compliance with the bank’s code of conduct

•  reviewed and discussed the quarterly internal audit reports, including on our internal control, risk management and governance processes. Reviewed the audit strategy. Approved the annual audit plan, overall risk assessment methodology and reviewed the audit results and areas of changing importance

•  met with business line executives to discuss audit and regulatory matters related to their business lines

•  reviewed regular reports about our global compliance program

•  reviewed management’s reports on regulatory findings and legal actions against the bank and its subsidiaries and discussed significant legal actions with the General Counsel and the Deputy General Counsel

•  reviewed the annual ombudsman report

•  reviewed the independent third party report on the effectiveness of our internal audit function

•  approved the mandates of the Chief Financial Officer and Chief Auditor and assessed each officer’s effectiveness and performance review

•  oversaw the independence of the finance and internal audit departments, assessed the effectiveness of the departments and reviewed their succession plans and reviewed and approved their mandates, budgets, organizational structures and resources

•  in light of the Chief Compliance and Regulatory Officer’s retirement in April and as part of the committee’s responsibility for overseeing the compliance department’s succession plan, appointed a new Chief Compliance and Regulatory Officer at the executive vice president level in recognition of the importance and breadth of this mandate

•  appointed a new Chief Auditor pursuant to the committee’s responsibility for overseeing the audit department’s succession plan. The former Chief Auditor was appointed to a senior role in enterprise risk in April

•  reviewed and recommended board approval of the directors’ report to OSFI on conduct review activities handled in the past fiscal year

•  discussed succession plans for the committee chair with the corporate governance committee chair and recommended to the corporate governance committee that Ms. Power serve as committee chair

44	Scotiabank

GOVERNANCE

CORPORATE GOVERNANCE COMMITTEE

Susan Segal (chair)

Nora Aufreiter

Scott Bonham

Thomas O’Neill

Michael Penner

Indira Samarasekera

Barbara Thomas

Scott Thomson

meetings: 5

The committee met in camera without
management present at each of its
regularly scheduled meetings.

The committee reviewed its mandate and
is satisfied that it carried out its duties
and responsibilities.

The corporate governance committee serves as our nominating committee, oversees our board assessment process and advises the board on ways to enhance our governance standards, policies and practices, consistent with changing regulations and emerging best practices.

Board composition and succession – recommends the composition of each committee. Identifies and recommends qualified director candidates and oversees succession planning for the board.
Manages the skills matrix to ensure proper board composition and succession planning strategies and considers the appropriate mix of skills and experiences the board requires to properly oversee the bank’s business.

Governance standards and practices – develops and maintains proper independence standards and a director education program. Maintains key corporate governance policies, including the board diversity policy.

Corporate social responsibility – oversees disclosure trends and practices in non-financial reporting, including CSR, and our performance in those areas.

Assessment – oversees the board, committee and director assessment process and assists the
Chairman in developing an action plan to address any issues or concerns arising from the assessment process.

2017 highlights

•    reviewed board composition, diversity (gender, age, ethnicity and geographic background), tenure, independence, skills, experience and other board service, and assessed potential director candidates. Reviewed board composition with a view to an orderly leadership transition given the anticipated retirement of the Chairman in 2019

•    revised the key skills and experience in the director skills matrix that the board desires to have as a whole, so that the board is well-equipped to oversee the bank

•    reviewed potential director candidates and recommended Mr. Michael Penner as a new director. Mr. Penner was appointed to the board in June 2017

•    reviewed directors’ other board directorships and audit committee service and determined that there were no issues with over-boarding

•    reviewed, along with the board, board interlocks and determined that the interlocks do not impact the independence of any of the directors and no approvals were needed under the corporate governance policy

•    reviewed and recommended for board approval, the bank’s subsidiary governance policy. The committee reviewed the annual subsidiary governance report with the bank’s Chief Corporate Governance Officer

•    reviewed the composition of each committee for balance and opportunities to enhance skills and gain new perspectives and recommended to the board for approval changes to board committee composition with a view to committee and committee chair succession planning

•    recommended to the board for approval the appointment of Ms. Power as audit committee chair. Ms. Power succeeded Mr. Fatt in October 2017. Mr. Fatt stepped down from this position for personal health reasons

•    oversaw the board assessment. Director questionnaires and individual separate interviews with both the Chairman and committee chair were included in the process. No material issues were raised as part of the assessment. The Chairman and the committee chair have a process to address considerations raised as part of the assessment

•    reviewed local and international regulatory developments and corporate governance initiatives, and recommended to the board for approval changes to our corporate governance policies, committee charters and other mandates

•    revised its charter to include review of the bank’s human rights statement as part of its CSR responsibilities

•    reviewed shareholder engagement and areas of focus globally, including on environmental, social and governance issues

•    met with OSFI, the bank’s primary regulator, to discuss corporate governance matters

•    reviewed the Chief Auditor’s annual report on the bank’s governance framework, which was also reviewed by the audit committee

•    reviewed and recommended meeting schedules for board approval, including the location of future off-site meetings

•    administered our director orientation and education program

•    reviewed and recommended our corporate governance disclosure in the circular to the board for approval

•    reviewed shareholder proposals and recommended responses to the board for approval

•    reviewed director compensation and recommended an increase to the committee chair retainer to remain competitive for director talent

•    reviewed the bank’s CSR strategy and management’s proposed CSR priorities and reporting, and international trends in this area. Discussed updates throughout the year on the bank’s CSR priorities, including young people in the community

Management proxy circular	45

HUMAN RESOURCES COMMITTEE

Aaron Regent (chair)

Nora Aufreiter

Guillermo Babatz

Thomas O’Neill

Una Power

Indira Samarasekera

Barbara Thomas

meetings: 7 (including two joint sessions
with the risk committee)

The committee met with its independent
advisor without management present at each meeting.

The committee met in camera without
management present at each of its
meetings.

The committee reviewed its mandate and
is satisfied that it carried out its duties
and responsibilities.

The human resources committee is responsible for overseeing our human resources and compensation program and practices (total rewards including salary, incentive plans, pension plans and benefits and our executive compensation program specifically), leadership succession and the performance management of the President and CEO. None of the committee members is currently a CEO of a public company.

Compensation philosophy and human resources policies and practices – oversees alignment with our pay for performance strategy and risk appetite. Reviews our compensation program and makes recommendations to the board. Oversees our pension plans.

Compensation governance – reviews evolving governance practices and the alignment of our compensation policies with best practices of the Financial Stability Board (FSB), IIF, European Banking Authority, Financial Conduct Authority, Prudential Regulation Authority, CCGG, and shareholder advisory firms such as Institutional Shareholder Services and Glass Lewis.

Executive compensation – oversees all aspects of our executive compensation program and our incentive plans including share ownership guidelines and holding requirements after retirement. Assesses the performance of the senior leadership team and makes compensation recommendations to the board. Reviews and recommends our compensation disclosure to the board for approval.

Managing compensation risk – meets with the risk committee to jointly review and recommend all key elements of our incentive plans, including plan design, targets, metrics and potential payouts.
Seeks independent advice and input from a third party advisor.

Leadership and succession planning – oversees management succession plans to ensure effective leadership and assesses the President and CEO’s performance against the approved mandate and annual objectives.

2017 highlights

•    reviewed compensation policy, executive compensation practices and program design including the design and competitiveness of the bank’s incentive and equity-based compensation programs

•    with the risk committee, recommended for board approval, an increase in the customer metric in our incentive plan formula and a change to the scorecard to assess performance and promote leadership engagement

•    reviewed trends in executive compensation and governance best practices

•    met with the bank’s Chief Auditor to review the independent review of the alignment of our executive compensation program with FSB Principles for Sound Compensation Practices and Implementation Standards

•    reviewed risks associated with the design and funding of our material executive compensation plans with the risk committee and the Chief Risk Officer. With the risk committee, monitored the conduct of material risk impact employees through reports from the compensation review committee, including any actions and decisions related to adjusting individual compensation

•    oversaw changes related to regulatory requirements in our European operations

•    oversaw the design, effectiveness and competitiveness of our benefits programs globally

•    reviewed the funding, performance and the investment strategy of the bank’s global pension plans and reviewed the global pension governance report

•    recommended to the board for approval, the compensation for the President and CEO and his direct reports, control function heads and all executive vice presidents

•    reviewed and approved the mandates for all executive vice president roles and above, and job descriptions for control function heads

•    oversaw management’s execution of the leadership strategy and succession planning process. This process is designed to enhance the quality of depth and diversity of executive talent, develop top leaders, increase spans of control, place management closer to customers, markets and businesses, and strengthen the representation of women at the vice president level and above

•    continued to focus on leadership development for the bank’s most senior leaders (including existing initiatives such as a leadership development assessment and a global executive program developed in partnership with Duke Corporate Education, and new initiatives such as an evidence-based feedback program for executive leaders and a skills-based program targeting senior vice presidents and above globally)

•    gained greater visibility of the bank’s executive leadership pipeline through profile reviews of diverse, high-performing leaders and increased opportunities for interaction between leaders and the board

46	Scotiabank

GOVERNANCE

RISK COMMITTEE

Tiff Macklem (chair)

Guillermo Babatz

Charles Dallara

William Fatt

Thomas O’Neill

Eduardo Pacheco

Aaron Regent

Susan Segal

meetings: 7 (including two joint sessions
with the human resources committee)

The Chief Risk Officer attended all of the
meetings and met in camera with the
committee at all regularly scheduled
meetings.

Upon the alignment of the compliance and anti-money laundering functions to risk, the Chief Compliance and Regulatory Officer and the Chief

Anti-Money Laundering Officer attended all regularly scheduled meetings and each met with the committee in camera without management present at each of these meetings.

The committee met in camera without
management present at each of its
regularly scheduled meetings.

The committee reviewed its mandate and
is satisfied that it carried out its duties
and responsibilities.

The risk committee is primarily responsible for risk oversight and advising executive management on highly sensitive matters and major strategic issues as they relate to the bank’s risk appetite framework.

Risk oversight – reviews and approves our principal risks, including credit, investment, liquidity, operational, information technology (including cyber-security), insurance and market risks. Reviews and approves significant industry, market and portfolio risks and limits. Reviews emerging risks. To manage compensation risk, meets with the human resources committee to jointly review and recommend key elements of our executive compensation program, including plan design, targets, metrics and potential payouts.

Risk appetite framework – recommends our risk appetite framework to the board for approval

Risk culture – oversees the promotion of a strong risk-aware culture and risk-aware driven values throughout the bank

Oversight of control functions – oversees our global risk management, compliance and anti-money laundering functions and their independence, and assesses the effectiveness of the heads of each function.

2017 highlights

•    reviewed our enterprise risk appetite framework and its alignment with our strategic plan, and recommended this, along with the enterprise-wide risk management framework, to the board for approval

•    reviewed industry sector analyses and significant credit and market risk exposures throughout the year including the real estate industry and energy industry

•    reviewed and recommended to the board for approval, our credit risk appetite

•    reviewed global risk management’s quarterly reports on the bank’s risk profile, including reviews of our risk management and funding programs and our credit, market, liquidity, operational, information technology (including cyber-security), enterprise risk stress testing and regulatory and internal capital risks. Also received updates at each meeting on topics including the energy sector, environmental risk, global economic and political issues and discussed the top emerging risks

•    dedicated significant time to review of technology, cyber-security and operational risks

•    met with business line executives to discuss risk considerations, exposures and commercial initiatives in particular areas of their business

•    reviewed regular reports about our global compliance and anti-money laundering and anti-terrorist financing programs

•    reviewed and recommended for board approval, our crisis management recovery and resolution plans

•    reviewed management’s report on risk data aggregation and risk reporting

•    reviewed with management the bank’s risk culture initiatives

•    reviewed management’s report on reputational risk management and the activities of the reputational risk committee

•    provided oversight of our U.S. operations as the U.S. risk committee, pursuant to the enhanced prudential standards established by the Board of Governors of the Federal Reserve System under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act. This risk management and governance oversight included approval of the U.S. risk appetite framework and U.S.-specific risk policies, approval of the Puerto Rico risk appetite framework, quarterly review of reports on the bank’s U.S. risk profile, and an assessment of the effectiveness of the U.S. Chief Risk Officer

•    reviewed the independent third party report on the effectiveness of our global risk management function, which included benchmarking to our competitor peer group and best in class practices

•    re-aligned oversight of the bank’s compliance and anti-money laundering functions under risk to reflect market-forward thinking on the role of risk management

•    discussed the impact of IFRS 9 with management

•    approved the mandate of the Chief Risk Officer, Chief Compliance and Regulatory Officer and Chief Anti-Money Laundering Officer, and assessed each officer’s effectiveness

•    oversaw the independence of the global risk management, global compliance and anti-money laundering departments, assessed the effectiveness of the departments, reviewed their succession plans, and approved their mandates, budgets, organizational structures and resources. In carrying out these responsibilities, oversaw that the groups were retaining the appropriate skill sets necessary to fulfill their global mandates

•    in light of the Chief Risk Officer’s retirement in April and as part of the committee’s responsibility for overseeing the global risk management department’s succession plan, appointed a new Chief Risk Officer

•    held a joint meeting with the human resources committee to review assessment of the performance reviews of the Chief Financial Officer, Chief Auditor, Chief Compliance and Regulatory Officer, Chief Anti-Money Laundering Officer and Chief Risk Officer

•    held a joint meeting with the human resources committee to review risks associated with executive compensation and incentive plans. Recommended for board approval, an increase in the customer metric in our incentive plan formula and a change to the scorecard to assess performance and promote leadership engagement. Reviewed Internal Audit’s report on compliance with the FSB’s Principles and Standards.

•    the chair of the committee and the chair of the audit committee regularly discuss risk considerations and agenda items for each committee

Management proxy circular	47

3	Executive Compensation

This section discusses our executive compensation program, and the process we use to make compensation decisions that are appropriate, based on our performance, and in line with our risk appetite. It also tells you how we performed in 2017, the compensation decisions we made this year, and how those decisions reflect our performance.

OUR NAMED EXECUTIVES

Brian J. Porter President and Chief Executive Officer
Sean D. McGuckin Group Head and Chief Financial Officer
Ignacio “Nacho” Deschamps Group Head, International Banking and Digital Transformation
Dieter W. Jentsch Group Head, Global Banking and Markets
James P. O’Sullivan Group Head, Canadian Banking

Dear fellow shareholders	Message from the chair of the human resources committee

On behalf of the board of directors, I am pleased to share with you an overview of the bank’s results and our compensation decisions.

The human resources committee works thoughtfully to ensure that Scotiabank’s executive compensation program effectively links compensation to corporate performance, the advancement of the bank’s long-term goals and, ultimately, the enhancement of long-term shareholder value, within the bank’s risk appetite.

Scotiabank is committed to creating strong, consistent and predictable earnings for our shareholders over the mid- to long-term. Our compensation strategy, program design and pay decisions support the bank’s goals, without encouraging excessive risk-taking.

Our executive compensation strategy includes:

•	focusing executives on the mid- to long-term by paying out compensation over time and making the majority of compensation equity-based
•	ensuring all compensation programs and pay decisions follow sound risk management principles and prudent practices
•	reinforcing the accountability of executives by making a significant portion of compensation variable and based on performance
•	supporting the bank’s goals by paying for performance against the same metrics it uses to measure its success
•	designing programs that are fair and in line with the companies with which we compete for talent.

48	Scotiabank

EXECUTIVE COMPENSATION

We believe in the importance of managing compensation risk, and the flexibility to apply discretion, when appropriate, in determining the final pay for performance decisions. While our incentives begin with a formula, we believe shareholders are best served by the committee applying judgment to the final assessment, including making considered decisions to adjust payouts up or down when appropriate.

In 2017, as part of our ongoing efforts to become one of the world’s most customer-focused banks, we doubled the weighting on customer goals in our annual incentive plan calibration. While return on equity (ROE) is critical, the focus on ROE needs to be balanced with the focus on our customers as this is what will sustain results in the medium and long term. We constantly review our compensation programs as we seek to simplify their design and strengthen our performance orientation, while maintaining our risk appetite levels.

Scotiabank’s performance this year

2017 was another solid year for the bank. There was strong earnings growth across each of our business lines – despite challenges from moderate growth in some key countries, competitive pressures, regulatory requirements, geopolitical uncertainty and several natural disasters across the bank’s footprint. Earnings growth in 2017 was higher than the earnings growth achieved in 2016, and was higher than the target set for 2017. Increased customer orientation combined with our financial success yielded performance in 2017 that was above target for compensation purposes.

	2017 target		2017 performance for compensation purposes	performance vs. target
Diluted earnings per share	$6.27		$6.49	Above target
Return on equity	13.8%		14.6%	Above target
Operating leverage	1.0%	[1]	-0.2%	Below target
Customer	4.0 – 5.0		6.3	Above target

1.	Both the 2017 operating target and 2017 operating leverage performance amounts eliminated the benefit in the operating leverage calculation from the 2016 restructuring charge amount of $278 million after tax.

These results are reflected in our executive compensation this year by a higher business performance factor in the annual incentive plan: 116 compared to 108 in 2016.

The continued execution of the bank’s strategic agenda produced strong financial performance and our momentum can be seen in the strong relative performance of our share price over the last two fiscal years. The share price appreciated more than 35% since the end of 2015, compared to our peer average of 29%, and we had the second strongest performance among our Canadian bank peer group. Over the last fiscal year, the bank generally delivered median share price performance.

Payout of the mid-term incentive, which is based on our annualized three-year total shareholder return (TSR) and average three-year ROE, was slightly below target at 98. Our annualized three-year TSR of 10.8% was slightly below the median of our performance comparator group (11.2%). This was partly offset by our three-year average ROE which was above target.

CEO performance and compensation

Having previously set an ambitious strategic agenda for the bank, Mr. Porter focused the bank’s leadership team on executing this agenda while also delivering strong financial and operating performance. Over the past year, Mr. Porter oversaw a comprehensive set of efforts to re-engineer many aspects of the bank’s capabilities, while driving progress against several important change initiatives. Notable aspects of Mr. Porter’s performance in fiscal 2017 include:

•	delivering 8% earnings per share growth and 14.6% ROE
•	strengthening the core of the bank by developing a multi-year roadmap to upgrade our capabilities, which involves consolidating our operations to centralize control and achieve greater economies of scale, thereby reducing our operating costs
•	strengthening the bank’s leadership team through a series of internal appointments and external hires and improving gender diversity – female leaders (vice presidents and above) now represent 33% of the bank’s leadership team (up from 30% in 2016), with the Canadian leadership team represented by 39% women
•	completing the roll-out of the bank’s new customer experience management system across our five largest markets – Canada, Mexico, Peru, Chile and Colombia – to systematically listen to and act on customer feedback, so we can continuously improve the customer experience.

The board awarded Mr. Porter total direct compensation of $10,860,000 for his 2017 performance and contribution – 14% higher than his 2017 target and 7% higher than 2016, due to increases in his annual incentive award (24%) and equity compensation (4%). The increase in his annual incentive reflects the successful achievement of the bank’s overall annual financial and customer goals which resulted in a business performance factor of 116, as well as his performance against his personal objectives.

	2017 compensation	2017 target	2016 Compensation
Total direct compensation	$10,860,000	$9,500,000	$10,110,000
% variable	91%	89%	90%

Management proxy circular	49

CEO realized and realizable compensation

You will find a detailed discussion of Mr. Porter’s 2017 compensation starting on page 74.

The graph to the right shows the CEO’s realized and unrealized compensation over the last five years, and demonstrates the relationship between shareholder returns and CEO compensation. Realized compensation includes base salary, the annual incentive awarded, the value of stock options exercised and payout of performance share units (PSUs). Unrealized compensation includes the change in value of outstanding PSUs and unexercised stock options.

The area of the graph in darker grey shows Mr. Porter’s realized or realizable compensation as President and CEO – he was appointed to this role on November 1, 2013.

•	The total CEO pay line increased from 2016 to 2017 in line with our strong operating performance, as well as the increase in shareholder return.

•	When outstanding equity awards are realized in the future, their value will be fully aligned with the shareholder experience and will reflect the success of the bank’s progress in its key strategic areas. Equity and annual incentive awards make up 91% of the CEO’s package and the realized value will fully reflect performance.

Finding the right balance

Having overseen the bank’s transformational journey over the past few years, the board is pleased with the tremendous progress the management team has made in 2017 in delivering on the pillars of the strategic agenda. This momentum has contributed to consistent earnings growth and positions us for sustained growth over the long term. The committee is confident about the decisions we’ve made on executive compensation. We believe Scotiabank’s executive compensation program strikes the right balance between appropriate and competitive compensation and alignment with shareholder interests.

On behalf of the human resources committee, I encourage you to take some time to read the compensation discussion and analysis, and invite you to vote on our approach to executive compensation at this year’s annual meeting. As always, we welcome your feedback, comments and questions at executive.compensation@scotiabank.com.

Sincerely,

Aaron Regent

Chair of the human resources committee

50	Scotiabank

EXECUTIVE COMPENSATION

Important things to know

We review the executive compensation program every year and refine it as appropriate to align more closely with our strategy, our focus on building shareholder value, mitigating risk and improving competitiveness. Our program reflects best practices and the feedback we hear from our many stakeholders, including our shareholders.

WE ARE COMMITTED TO BEST PRACTICES

On the right, we describe our compensation governance practices which are considered on an ongoing basis.

Each year, the human resources committee reviews our practices against changing regulations and emerging best practices. The board approves the committee’s charter annually, including any changes that enhance our processes and standards.

In 2017, as part of our ongoing efforts to become one of the world’s most customer-focused banks, we doubled the weighting on customer goals in our annual incentive plan calibration. While ROE is critical, the focus on ROE needs to be balanced with the focus on our customers as this is what will sustain results in the medium and long term. In addition, on the recommendation of the risk and human resources committees, the board approved a new scorecard to promote leadership engagement as our success depends on our committed employees. We constantly review our compensation programs as we seek to simplify their design and strengthen our performance orientation, while maintaining our risk appetite levels.

WHAT WE DO
Pay for performance
▶ Compensation is mostly variable and not guaranteed
▶ We align compensation with both individual and corporate performance over the short, medium and long term
▶ We link a significant portion of compensation to long-term performance
▶ We link compensation directly to our strategy, using financial and non-financial, absolute and relative performance metrics
▶ We look at payouts under various scenarios when determining performance metrics for the incentive plans
▶ We make pay decisions within our risk appetite, considering projected capital ratios
▶ We reduce or withhold payouts when performance is significantly below expectations
▶ We will claw back or require forfeiture of awards in situations of fraud, misconduct, inappropriate risk-taking or material misstatement of our financial results
Govern executive compensation effectively
▶ We have a qualified, experienced and independent human resources committee that uses an independent advisor
▶ Our human resources committee meets jointly with the risk committee to review all key elements of our incentive plans
▶ We consider both horizontal and vertical pay analyses when determining the President and CEO’s compensation for the year
▶ We require executives to have an ownership stake in Scotiabank, and our most senior executives are required to maintain holdings for a period of time after they retire
▶ We cap payouts from our incentive plans
▶ We have double trigger change-of-control provisions in our equity plans requiring both a change of control and termination before any accelerated vesting of awards
▶ We have specific compensation criteria for employees who have a material impact on risk

▶   We have tools and processes to adjust compensation for misconduct, if any

▶   The compensation review committee, which includes the Chief Risk Officer,  conducts ongoing risk and conduct reviews and reports its findings, including any  adjustments to compensation, to the human resources committee

▶ Our human resources committee arranges for an independent review of our compensation program and practices every year
▶ We give shareholders a “say on pay” and engage in discussions with regulators, shareholders and shareholder advisory groups throughout the year

X WHAT WE DON’T DO
▶ We do not reprice stock options or grant stock options at a discount
▶ We do not guarantee a minimum level of vesting in our performance share unit plan
▶ Executives are not allowed to use hedging to undermine the risk alignment in our compensation plans
▶ Executives are not allowed to assign, pledge, or transfer their equity-based awards
▶ The structure of our executive compensation program does not encourage excessive risk-taking
▶ We do not benchmark ourselves against companies that are significantly larger than we are
▶ We do not have employment agreements with multi-year guarantees

Management proxy circular	51

Compensation discussion and analysis

1. Strategy

Scotiabank is committed to delivering strong, consistent and predictable earnings to our shareholders over the mid- to long-term.

The bank’s core strategy is based on a strong foundation in Canada, with international operations in select regions with a particular focus on the Pacific Alliance countries. We continue to effectively deploy capital and other scarce financial resources in the best interests of our shareholders – through organic investment and selective acquisitions in strategically important areas, while downsizing or exiting products and geographies that are non-core. At the same time, we continue to invest in the bank’s capabilities – including digital, enhanced physical channels, and further strengthening our corporate functions.

The bank’s long-term strategic agenda includes five focus priorities, all aimed at delivering superior outcomes for our shareholders, customers and employees. This year we continued to focus on implementing the strategic agenda and building on our momentum:

•	Increase customer focus: We completed the roll-out of a customer experience management system across all retail channels in our five key markets – Canada, Mexico, Peru, Chile and Colombia – to help us deliver an excellent customer experience. The system, together with a powerful digital capability, allows customer-facing employees and management teams to systematically receive – and act on – feedback from our customers. We recently rebranded this core system as The Pulse, and it is playing a key role in our drive to become one of the world’s most customer-focused banks.
•	Enhance leadership depth, diversity and deployment: We increased the depth of the leadership pool to strengthen the bank’s management team and align with our priorities, successfully attracted external talent – particularly digital talent, and we increased gender diversity in senior management – 33% of vice presidents and above are now women, up from 30% in 2016.
•	Better serve our customers while reducing structural costs: Our continuous improvement mindset has helped us identify opportunities to reduce costs in a meaningful way – driven in part by increased digitization of our front office, mid office and back office – while better serving our customers. Our structural cost transformation program continues to build momentum, and is driving both sizable financial outcomes and cultural change.
•	Drive a digital transformation: Our comprehensive digital strategy is focused on improving the customer experience and achieving better operating efficiency. As we develop digital capabilities in our key markets and leverage them across our footprint, we will be able to take advantage of our global scale. Our digital factories in our five key markets reinforce our commitment to digital – we are taking a globally-networked approach to achieving our digital targets – a critical factor in our digital strategy.

•  Align our business mix with deeper customer relationships: We made significant progress this year in increasing our primary customer base and enhancing our business mix – from achieving strong growth in deposits and margin, to decreasing reliance on wholesale funding and improving our return on equity.

Our compensation strategy

Our executive compensation strategy supports our
goal of delivering strong, consistent and predictable
results to shareholders over the longer term. We pay
for performance, with a strong emphasis on variable
incentive compensation.

Our compensation program is built with five goals in
mind:

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REINFORCING ACCOUNTABILITY

by clearly aligning compensation with individual and corporate performance

Most of what we pay our executives is awarded as annual, mid-term and long-term incentives. These incentives are variable and not guaranteed.

We set performance ranges for the annual and mid-term incentive plans, so executives earn more when performance is strong, and less when performance is down. The annual incentive pool is funded by bank performance (both absolute and compared to our peers). Individual performance determines each executive’s share of the pool.

Compensation mix

The human resources committee establishes a target compensation mix for each executive based on three criteria:

•   the executive’s ability to affect results over the longer term – more senior roles have a higher percentage allocated to the mid- to long-term incentive, which is equity-based and linked to longer-term performance

•   market practice for similar positions in our compensation comparator group, and

•   regulatory requirements to defer incentive awards.

A progressively larger portion of compensation is delivered as deferred compensation for more senior executives to align their interests with shareholders. Compensation is mostly variable, based on performance and not guaranteed.

SUPPORTING OUR STRATEGY

by assessing performance for compensation purposes against the same financial and non-financial metrics we use to drive performance for our shareholders

We link executive compensation directly to our strategy by incorporating key performance indicators into our annual and mid-term incentive plans. Several of the indicators specifically align to our focus priorities.

Absolute performance is measured against the objectives in our business plan. Relative performance is measured compared to our performance comparator group.

ROE measures how efficiently we earn profits on behalf of our shareholders, and is one of the most important measures of our overall performance. We therefore include it in both the annual incentive plan and the PSU plan to focus our executives on increasing shareholder value over the short, medium and long term.

Operating leverage and ROE are not defined terms under generally accepted accounting principles (GAAP) and may not be comparable to similar terms used by other financial institutions.

Management proxy circular	53

Key performance indicators	How they are used in our incentive plans	How they support our strategy
Financial metrics
Return on equity	• absolute performance	increase shareholder value, balancing risk and return
Earnings per share	• absolute performance • adjustment factor for relative performance using earnings per share growth	increase shareholder value by increasing earnings
Operating leverage	• absolute performance • adjustment factor for relative performance	reduce structural costs by measuring the difference between our growth in revenue and growth in expenses
Revenue	• adjustment factor for relative performance using revenue growth	increase shareholder value by creating and growing new business relative to our competitors
Net income	• adjustment factor for relative performance using net income growth	increase shareholder value by improving profit growth relative to our competitors
Total shareholder return	• relative performance	increase shareholder value by measuring our share performance compared to our peers
Non-financial metrics
Customer	• absolute performance	focus on customers by measuring customer advocacy and their likelihood to recommend us

EMPHASIZING THE LONG TERM

by paying compensation out over time

A key aspect of our executive compensation design is that a significant portion of executive compensation is deferred and aligned with our share price. We believe that having a longer-term personal investment in the bank aligns the interests of executives and shareholders, encourages our executives to make decisions that will increase shareholder value over time, and at the same time discourages them from taking undue and excessive risks.

The ultimate value of our long-term incentive awards depends on our long-term performance. The largest portion of executive compensation is equity-based, which vests and pays out over three to 10 years. Executives can also choose to defer some or all of their annual incentive award by taking it as deferred share units (DSUs).

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Share ownership requirements

We require our executives to hold equity in Scotiabank to make sure their interests are aligned with those of shareholders. Share ownership requirements vary by level, and our most senior executives must maintain their ownership for a period of time after they retire. The CEO and Group Heads have five years from their date of appointment to meet the requirement. Common shares, outstanding DSUs, PSUs and holdings through our Employee Share Ownership Plan (ESOP) all count towards meeting the requirement.

Share ownership requirement
CEO	8x base salary – must hold for two years after retirement
Group heads	5x base salary – must hold for one year after retirement
Group Head, Global Banking and Markets	2x total cash compensation (base salary plus annual incentives) – must hold for one year after retirement
Executive vice presidents	3x base salary
Senior vice presidents, vice presidents and managing directors	1x to 2x base salary

ATTRACTING AND RETAINING EXECUTIVE TALENT

by making sure compensation is competitive and aligned with our strategy

Our programs are designed to attract, retain and motivate high-calibre executives to achieve our goals. We benchmark our compensation and performance against companies we compete with for executive talent and capital, and that are comparable to us in business, size of revenue, net income, market capitalization and number of employees.

Our compensation comparator group includes Canada’s seven largest financial institutions: Bank of Montreal, CIBC, Royal Bank of Canada, TD Bank, Manulife Financial, Sun Life Financial and Great-West Lifeco. We benchmark target total compensation for executives against these companies using data provided by Korn Ferry Hay Group (Hay Group), an external consulting firm. Benchmarking is based on roles, taking into consideration the scope and relative complexity of the role in relation to the comparator group, and includes salary, incentive awards, total compensation and compensation mix. This information is considered during our compensation decision-making process.

Our performance comparator group, which we use to assess relative performance in our mid-term incentive plan, is our compensation comparator group except Power Financial Corporation replaces Great-West Lifeco. Power Financial Corporation does not participate in the Hay Group survey.

The table below includes information from public disclosure filings for the most recent fiscal year. Data for the banks is as at October 31, 2017. Data for the insurance companies and Power Financial Corporation is as at December 31, 2016.

Comparator groups			Compensation comparator group

	Compensation comparator group	Performance comparator group
Bank of Montreal	✓	✓
CIBC	✓	✓
Royal Bank of Canada	✓	✓
TD Bank	✓	✓
Manulife Financial	✓	✓
Sun Life Financial	✓	✓
Great-West Lifeco	✓
Power Financial Corporation		✓

Management proxy circular	55

ENSURING PRUDENT COMPENSATION RISK MANAGEMENT

by balancing risk and reward in our compensation structure and ensuring our programs do not encourage excessive risk-taking

Our compensation programs are guided by the FSB’s Principles for Sound Compensation
Practices and Implementation Standards (FSB Guidelines), which have been adopted by our primary regulator, and other applicable regulatory guidance. A key objective of the FSB
Guidelines is ensuring that compensation programs, policies and practices align with effective risk management to enhance the stability and soundness of the international financial system and to protect against excessive risk-taking.

The table below sets out how our compensation program and governance framework align with key elements of the FSB Guidelines, including how risk management is integrated into our compensation process. Please also see page 33 for information on our risk management framework, page 59 for more about compensation risk oversight, and page 61 for our key policies.

FSB guidelines	Our alignment
Our board exercises good stewardship to ensure our compensation program works in harmony with our other practices to implement balanced risk structures and support a strong risk culture
Principle 1 Board oversees our compensation program design and operations

▶  Our independent human resources committee is responsible for the bank’s compensation programs. The committee includes members with extensive governance and risk management experience, and it retains an independent advisor for compensation matters

▶  The committee approves and/or recommends to the board for approval, compensation principles, policies, and programs, including total payouts and vesting under material incentive plans, equity grants and compensation for our material risk takers, as well as appropriate risk adjustments to ensure our incentive pool funding aligns with our risk appetite framework

▶  Our board has discretion to adjust total mid- and long-term compensation paid, or the amounts paid to individuals, and can choose to reduce the payout value of awards, based on its assessment of performance and risk outcomes over the performance period, including to zero

Principle 2 Board monitors and reviews our compensation program to ensure it is operating as intended

▶  The human resources committee holds joint meetings with the risk committee at least twice a year to review risks associated with our material compensation programs

▶  The Chief Risk Officer updates the human resources and risk committees on any risk-related incidents and performance against our risk appetite framework for purposes of making compensation decisions, including an assessment of risk-related considerations separate from the mechanisms in our incentive plans

▶  Our internal audit department conducts an annual review of our compensation practices and major compensation plans for compliance against FSB Guidelines and reports back to the committee

Principle 3 Control function employees are compensated in a manner independent of the business areas they oversee

▶  Compensation for employees in control and stewardship functions (such as risk management, legal, compliance, finance, internal audit, anti-money laundering and human resources) is independent of the line of business. Control function employees have a direct reporting line through the functions to ensure conflicts are avoided

▶  Compensation for employees in control functions is tied to overall bank performance and not to the performance of the business line they support. These employees participate in the bank’s overall program, and are not included in any incentive program offered by the business line they support

▶  Management in control functions have day-to-day responsibility and ultimate accountability for their employees, including hiring decisions, performance appraisals and compensation

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FSB guidelines	Our alignment
Our compensation program takes into account the risks that employees take on behalf of the bank, including future risks and risk outcomes
Principle 4 Compensation is adjusted for all types of risk

▶  We manage risk by ensuring that performance objectives – for the bank overall, by business line, country and individual – can be accomplished within the bank’s risk appetite. Individual objectives are aligned with risk in each executive’s mandate, which includes their accountabilities for risk and compliance. Our clawback policy allows the bank to reduce or cancel compensation that has already been awarded or granted, including variable incentives, if appropriate

▶  To help ensure risk adjustments to incentive plans are appropriate, the Chief Risk Officer presents an assessment of risk considerations to the human resources and risk committees. Risk assessments take into consideration key metrics – such as credit, market, liquidity, capital, operational, and strategic risks – for the bank overall and for each business line. A risk dashboard, which includes both qualitative and quantitative criteria, allows for systematic review of risk considerations in the compensation plans. The dashboard is tied to our risk appetite framework, credit risk appetite and enterprise-wide risk management framework

▶  How well an executive or employee adheres to our business values, codes of conduct, and risk and compliance-related policies is a key consideration for individual compensation awards. We have tools and processes that address the link between compensation and conduct. For employees that have a material impact on risk, the compensation review committee looks at any material conduct issue to make sure there is an appropriate link between incentive compensation and risk

Principle 5 Compensation outcomes are symmetric with performance and risk outcomes

▶  We pay for performance and risk outcomes, with a strong emphasis on variable incentive compensation especially at senior levels of the bank. Our most senior executives are focused on overall bank interests and performance. Our compensation program provides pay that varies based on the bank’s performance and risk outcomes of the bank as well as individual performance. When our goals are:

•  met, we can expect our employees to be compensated in aggregate at market

•  exceeded, we can expect our employees to receive compensation above market

•  not met, we can expect our employees to be compensated below market

▶  Final payout of PSUs is subject to the achievement of ROE and TSR measures and can range from 0% to 125% of the original award. There is no minimum guaranteed level of vesting, and our PSUs do not vest without board approval. The board may use its discretion to adjust the performance factor when the calculated factor does not reflect all of the relevant considerations, taking into account significant events and circumstances (such as a material downturn in financial performance, material failure in managing risk, or events outside of management’s control, etc.), including the possibility to reduce payouts to zero

▶  As part of the Chief Risk Officer’s risk assessment, prudent valuations for capital adequacy are conducted to ensure we are appropriately managing our capital to produce shareholder returns. As each business line is allocated equity which reflects their respective economic capital, our capital adequacy assessment ensures our capital is adequate to meet current and future risk, and achieve strategic objectives. These prudent valuations ensure business lines are being charged adequately for the risk inherent in their respective business, and feed into the determination of incentive pools. Potential risks affecting capital strength include: concentration risk, off-balance sheet risk, liquidity risk, current and future capital needs and economic profit

▶  Guaranteed incentive payments are discouraged, and multi-year guaranteed incentive payments are not permitted. One-time awards may be selectively provided to new-hire employees to compensate for the loss of income as a result of deferred compensation foregone from a previous employer. These awards are typically long-term compensation, which is contingent upon continuous employment, our share price in the future, and subject to our clawback policy

Principle 6 Compensation payouts are sensitive to the time horizon of risk

▶  The proportion of mid- and long-term incentives typically increases as the time horizon and magnitude of risk an employee is responsible for increases

•   For employees in material risk impact roles, at least 40% of their incentive compensation is deferred. At least 60% of incentive compensation for more senior executives and our most highly-paid employees is deferred, subject to local market practices

•   Equity-based compensation is generally deferred for at least three years, and any annual incentive taken as DSUs is deferred until the employee leaves the bank, subject to tax effectiveness or other legal limitations in countries outside Canada

▶  Executives are required to hold equity in Scotiabank to align their interests with those of our shareholders. Share ownership requirements vary by level, and senior executives must maintain their ownership for a period of time after they retire

Principle 7 Our mix of cash, equity and other forms of compensation is consistent with risk alignment

▶  Our compensation program is designed to align the behavior of those executives and employees who can influence the bank’s risk position with our risk appetite. We use a mix of annual, mid- and long-term incentives that reflect our risk appetite, and a substantial portion of incentive pay is in mid- and long-term incentives, which are capped where appropriate to avoid excessive risk-taking. Further, all incentive compensation is subject to our clawback policy

▶  Our anti-hedging policy prohibits employees from using hedging strategies or compensation-related insurance to circumvent the risk alignment effects of our compensation programs, and incentive awards cannot be assigned

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2. Compensation governance

The board of directors is responsible for executive compensation at Scotiabank.

The human resources committee is responsible for our compensation program and practices, and works in collaboration with the risk committee when making compensation decisions. It also receives advice from a qualified, independent third party advisor.

ABOUT THE HUMAN RESOURCES COMMITTEE

The human resources committee has seven independent directors and an average committee tenure of 4.4 years. None of the members has ever been a Scotiabank executive.

All committee members bring extensive experience, acquired through their management involvement in public and private companies, educational institutions and other entities, and as seasoned directors. The table below lists the committee’s key skills for effective governance and oversight of our executive compensation program.

		Key Skills and Areas of Expertise
	On the committee since	Independent	Executive Compensation Experience	Governance Experience	Risk Management Experience	Human Resources Management Experience	President/CEO Experience	Other Executive Leadership Experience
Aaron Regent (Chair)	2014	●	●	●		●	●	●
Nora Aufreiter	2016	●	●	●		●		●
Guillermo Babatz	2017	●			●			●
Thomas O’Neill	2014	●		●	●		●	●
Una Power	2016	●	●		●	●		●
Indira Samarasekera	2009	●	●	●		●		●
Barbara Thomas	2007	●	●	●		●	●	●

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Independent advice

The committee gets advice from a qualified, third-party advisor about compensation matters to make sure its decisions are fair and balanced, and reflect a broader perspective. The committee makes its final decisions after considering the advice received.

It has the following policies to make sure the advisor it hires is – and remains – independent:

•	management cannot use the same advisor
•	fees must be reported at each committee meeting along with a detailed description of all related activities
•	the committee meets with the independent advisor at every meeting without any members of management present.

The committee has retained Frederic W. Cook & Co., Inc. (FWC) as its independent advisor since 2009. The table below shows the fees paid to FWC in the last two fiscal years for the following services:

•	review of executive compensation practices and program design
•	competitive analysis of CEO compensation
•	trends in executive compensation, regulatory developments and governance best practices
•	perspective on appropriate total compensation mix and levels, based on competitive practice and performance
•	advance review of meeting materials to identify any other issues for the committee to consider when evaluating proposed changes to our compensation program and plan designs
•	attendance, either in person or by telephone, at all committee meetings.

	Fiscal 2017	Fiscal 2016
Executive compensation-related fees	$139,660	$154,788
All other fees	–	–
Total fees	$139,660	$154,788

FWC has confirmed that these fees are not significant relative to its total revenue and, therefore, do not affect its independence. FWC did not provide any other services to the committee or board in either year.

COMPENSATION RISK OVERSIGHT

Compensation risk oversight is an important component of our risk management framework. The human resources committee oversees compensation risk using an effective organizational structure, proper management oversight, comprehensive policies and discretion and an independent review by internal audit.

Organizational structure

Compensation for key stewardship and support functions (finance, risk management, internal audit, compliance, legal, anti-money laundering and human resources) is tied to overall corporate performance, and not the performance of the business lines they support.

Heads of control functions (finance, risk management, internal audit, compliance and anti-money laundering) manage their groups independently from the business lines they support, and have final sign-off on hiring, compensation and performance assessment for key roles.

Management oversight

Compensation review committee

The compensation review committee identifies key employees whose roles could have a material effect on risk and reviews their compensation to ensure there is an appropriate link between incentive compensation and risk. This includes senior executives and other employees who establish policies that significantly affect corporate risk, or manage material businesses, countries or regions.

The committee will also review the compensation of any employee involved in a material incident, including issues related to conduct. The compensation review committee is chaired by the Chief Risk Officer, who provides updates on the committee’s activities, including all actions and decisions related to adjusting individual compensation, to the human resources committee.

In 2017, to facilitate the compensation review committee process, the bank created local conduct committees in select countries and regions, with membership of the local committees mirroring

Management proxy circular	59

membership of the compensation review committee. The local committees provide input into the identification of material risk impact employees, and possible misconduct or risk events, if any.

The compensation review committee includes:

•	Chief Risk Officer (chair)
•	Group Head and Chief Human Resources Officer
•	Group Head and Chief Financial Officer
•	Executive Vice President and General Counsel
•	Executive Vice President and Chief Compliance and Regulatory Officer
•	Senior Vice President and Chief Auditor
•	Senior Vice President, Total Rewards.

Human capital committee

The human capital committee is a management committee that has enterprise-wide accountability for the strategic direction, prioritization and progress of our global human resources strategy. Its mandate includes approving strategies, policies and programs relating to compensation, pensions and benefits.

The human capital committee is made up of the CEO and his direct reports:

•	President and Chief Executive Officer
•	Group Head, Global Banking and Markets
•	Group Head, International Banking and Digital Transformation
•	Group Head, Canadian Banking
•	Group Head and Chief Financial Officer
•	Group Head and Chief Human Resources Officer
•	Chief Risk Officer
•	Chief Technology Officer
•	Executive Vice President, Operations
•	Executive Vice President and General Counsel.

Discretion

All decisions about compensation plan design and pay are made within the context of our risk appetite, taking into consideration projected capital ratios as reflected in the annual capital adequacy report to the board.

The annual incentive plan includes an adjustment for risk if the board believes excessive risk was taken to achieve the year’s results. The Chief Risk Officer reports on this directly to the risk and human resources committees in their joint meetings.

At year-end, the Chief Risk Officer also completes a review of performance over the past three years to determine if there were any material risk incidents that warrant a risk adjustment to the PSU payout.

The board can also use its discretion to:

•	reduce or withhold payment under the annual incentive plan if our results are significantly below expectations
•	not grant mid- and long-term incentive awards at all or to specific individuals
•	reduce the payout value of PSU awards that have already been granted (including reducing them to zero).

Independent review

Internal audit conducts an independent review of our compensation programs and practices every year, and reports to the human resources committee. The results are also provided to OSFI. The review includes:

•	an assessment of the appropriateness of all material compensation plans and programs against our organizational goals, our risk profile and FSB Guidelines
•	an assessment of appropriateness of payouts relative to risk
•	the compensation of key employees whose roles could have a material effect on risk through operations or policies, or manage material businesses, countries or regions.

The Chief Auditor presents the annual review to the human resources committee to confirm that Scotiabank is in compliance with FSB Guidelines in all material respects.

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KEY POLICIES

Compensation policy

Our compensation policy sets out a pay for performance philosophy that supports our strategic focus, encourages strong corporate performance and helps the bank create and sustain shareholder value. Among other things, our compensation policy outlines our approach to compensation risk oversight in our incentive plan design and funding. It outlines the minimum deferral rates for senior executives and individuals whose roles may have a material impact on the risk profile of our business, as well as our compensation structure for individuals in control and stewardship functions.

Hedging and assignment

Employees, officers and directors are not allowed to enter into short sales, calls and puts that involve Scotiabank securities. These restrictions are enforced through our compliance programs. To be eligible to receive equity-based awards, executives are required to attest that they will not use personal hedging strategies or compensation-related insurance to undermine the risk alignment effects embedded in our incentive compensation plans. Equity-based awards, and any entitlements that employees may have under our equity compensation plans, cannot be assigned or transferred, except when it is required by law.

Insider trading

Executives have to pre-clear with our compliance department any trades to buy or sell our securities, including exercising stock options. Executives are not allowed to trade during our trading blackout periods.

Clawbacks and forfeitures

Executives will forfeit outstanding incentive awards and repay compensation that has already been paid if there is a material misstatement of our financial results, inappropriate risk-taking, fraud, gross negligence, a breach of compliance rules or our code of conduct or inappropriate conduct resulting in significant losses, fines or penalties.

The following can be clawed back:

•   cash bonuses, commissions or payouts received from our deferred compensation plans

•   outstanding equity compensation, including PSUs, stock options and DSUs.

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3. Decision-making process

Our compensation process involves management, the human resources committee, the risk committee, advice from third party advisors, and the board for final approval.

All compensation program design and pay decisions are made within the context of our risk appetite.

The Chief Risk Officer regularly reports to the risk committee and identifies any concerns. These reports form the basis for any adjustments to the incentive pools.

1. Review the compensation program

Management:

•	reviews the compensation program – how it supports our strategy and how it compares with our competitors, using market data, research and perspective from external consultants (including Willis Towers Watson, Hay Group, Mercer and McLagan Partners Inc.) who provide data, advice or guidance to management about plan design
•	presents its recommendations to the human resources committee.

The human resources committee reviews the recommendations with the risk committee, and with its independent advisor, for recommendation to the board for approval.

2. Choose performance metrics and annual deliverables

Management determines business performance metrics and weightings for the incentive plans, and sets objectives for the bank overall, each business line and each country. The process includes testing various scenarios to understand performance under different conditions, to make sure the performance metrics and objectives support our strategy and reflect the bank’s risk appetite (including credit, market, operational, reputational and other risks).

The human resources committee reviews the performance metrics with the risk committee, and then recommends them to the board for approval.

The President and CEO reviews the annual deliverables that will be used to assess each senior executive’s individual performance, making sure these support our strategy. The President and CEO also presents his own annual deliverables in the context of our corporate goals and long-term strategy to the board for approval.

3. Set targets for executive compensation

Management develops target compensation and recommends variable pay for the senior leadership team, including executive vice presidents and above and senior leadership in Global Banking and Markets, after reviewing comparator compensation data provided by external consultants. Target compensation is aligned to the market, and adjusted for the scope of each executive’s role and responsibility to ensure the overall positioning is appropriate. Actual compensation for each executive is aligned with performance and reflects their execution of their strategic objectives.

The human resources committee:

•	reviews the target total compensation packages for the senior leadership team in relation to our compensation comparator group
•	looks specifically at compensation for key employees who have significant compensation arrangements or are subject to regulation in different environments
•	determines the target total compensation package for the President and CEO with input from its independent advisor.

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4. Review corporate performance

Management:

•	assesses performance against the corporate performance metrics to develop a business performance factor for the incentive plans
•	evaluates our performance relative to the banks in our performance comparator group and assesses whether the factor should be adjusted for relative financial performance
•	carries out assessments, looking at the amounts accrued to the incentive plans to assess appropriate use of capital as well as whether funding of the incentive pool should be adjusted for other concentration, off-balance-sheet, liquidity or other potential risks
•	makes recommendations to the human resources committee.

The human resources committee:

•	reviews management’s recommendations, working with the risk committee
•	may make an adjustment for risk at the recommendation of the Chief Risk Officer
•	recommends the business performance factor for the incentive plans to the board for approval.

The board can reduce the size of the business performance factor based on its own risk assessment, which reduces the pool. It also has the discretion to reduce the payout to zero if we deliver results that are significantly below expectations.

5. Review individual performance

The compensation review committee reviews the conduct of employees whose roles could have a material effect on risk, and recommends any reductions to the President and CEO.

The President and CEO reviews the performance and compensation of his direct reports:

•	assesses senior management performance against their annual deliverables and leadership behaviors (annual incentive awards) as well as their leadership potential and sustained performance (deferred compensation awards)
•	recommends their salary, annual awards and equity awards, taking into account performance, leadership behaviors and potential and market position
•	recommends their compensation for the year to the human resources committee.

The committee completes an in-depth assessment of the President and CEO’s individual performance in leading us towards meeting our goals, and setting and executing against our long-term strategy, including:

•	overall performance
•	implementation of the President and CEO’s strategies to increase shareholder value
•	achievement of his annual deliverables.

6. Award compensation

The human resources committee reviews and finalizes the recommendations for the President and CEO’s direct reports, the executive vice presidents, senior leadership in Global Banking and Markets, other control function heads and UK employees who are governed by the UK Remuneration Code. The board reviews the recommendations and approves the executive compensation decisions.

The human resources committee determines the President and CEO’s actual compensation, which it recommends to the board for approval. The President and CEO is not involved in determining his own compensation. The committee reviews reports from management and the President and CEO’s self-assessment, and consults with its independent advisor before making its recommendation to the board.

The committee’s independent advisor prepares a detailed analysis for the committee to review when making its decisions about the President and CEO’s compensation, including:

Horizontal benchmarking analysis:

•	target and actual compensation of the President and CEO’s peers in the compensation comparator group, and trends and competitive practice in the broader Canadian market

Vertical pay analyses:

•	a pay ratio comparison of the President and CEO’s pay package relative to the median Canadian family income
•	the President and CEO’s compensation in relation to the bank’s net income.

Following these reviews, the committee recommends the President and CEO’s compensation to the board for approval. Please see page 74 for details about Mr. Porter’s 2017 compensation.

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4. Program elements

The executive compensation program for named executives includes direct compensation (base salary and annual, mid- and long-term incentive plans), and indirect compensation (pension, group benefits and perquisites).

	Component	Purpose	Form	Performance period	Pay at risk profile
Direct compensation
Fixed	Base salary	Compensates executives for fulfilling their day-to-day responsibilities, including leadership and management skills	cash	one year	no risk
Variable	Annual incentive plan	Rewards executives for meeting annual corporate objectives (financial and non-financial) and individual annual deliverables	cash or DSUs that are redeemed for cash when the executive leaves the bank	one year	moderate risk
	Deferred compensation	Mid-term incentive rewards executives for creating sustained shareholder value over three years and achieving specific corporate performance objectives	PSUs	three years	significant risk
		Long-term incentive rewards senior executives for creating sustained shareholder value over three to 10 years and links their interests to those of shareholders	stock options	up to 10 years	significant risk
Indirect compensation
	Pension	Provides an important source of retirement income	defined benefit plan (contributory or non-contributory membership) supplemental pension plan (non-registered and unfunded, for some executives)	ongoing	no risk
	Group benefits	Invests in employee health and well-being Executives participate on the same basis as all other employees Vary based on level and local market	group life, accidental death and dismemberment, disability and extended health and dental insurance employee share ownership plan (Scotiabank matches an additional 50% up to a specified limit)	ongoing	no risk
	Perquisites	Provides market competitive benefits Vary based on level	annual fixed allowance, paid quarterly (taxable benefit)	ongoing	no risk

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ABOUT THE ANNUAL INCENTIVE PLAN

Purpose	To reward annual performance in a way that supports our strategic plan
Who participates	All eligible employees, including all named executives
How we determine the award	The amount of the award depends on the executive’s incentive target, the business performance factor, and his or her individual performance factor. The aggregate incentive pool is capped and cannot be exceeded
Performance factors

The business performance factor is calculated using the same financial and non-financial metrics we use to measure our corporate performance:

•  absolute performance is measured against the objectives in our business plan

•  relative performance is measured against the banks in our performance comparator group

The individual performance factor depends on the executive’s performance against annual deliverables established at the beginning of the year and leadership behaviors demonstrated during the year

Payout	Cash or DSUs that are redeemed for cash when the executive leaves the bank
Forfeiture and clawbacks	Can be forfeited or clawed back under certain conditions

How we determine the award

Set at the beginning of the year Varies by job level, local market and role Determines the size of the incentive pool Based on our performance against the same financial and non-financial metrics we use to measure our corporate performance The committee can make adjustments at its discretion Determines each executive’s allocation of the incentive pool Based on the executive’s performance against individual goals established at the beginning of the year

Management proxy circular	65

Calculating the business performance factor

We calculate the business performance factor in three steps.

1. Assess performance against financial metrics	First we calculate a preliminary performance factor based on performance against four corporate performance metrics.

New in 2017

As part of our ongoing efforts to become one of the world’s most customer-focused banks, we doubled the weighting on customer goals and reduced the weighting of ROE in our annual incentive plan calibration. While ROE is critical, the focus on ROE needs to be balanced with the focus on our customers as this is what will sustain results in the medium and long term. We constantly review our compensation programs as we seek to simplify their design and strengthen our performance orientation, while maintaining our risk appetite levels.

2. Adjust based on relative financial performance

Next we adjust the factor up or down based on how we performed against our relative performance metrics.

Strategic focus

Increase shareholder value relative to our peers

Why it’s important

Performance is assessed against key financial metrics as disclosed by our peer banks including net income growth, earnings per share growth, revenue growth and operating leverage

Strategic focus Increase shareholder value balancing risk and return Why it’s important Measures how efficiently we earn profits on behalf of our shareholders Strategic focus Increase shareholder value by increasing earnings Why it’s important Measures our profitability by the increase in net income generated for shareholders Strategic focus Reduce structural costs Why it’s important Measures the difference between the rate of growth in total revenue and the rate of growth in operating expenses Strategic focus Focus on customers Why it’s important Measures customer advocacy and their likelihood to recommend us

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EXECUTIVE COMPENSATION

3. Final adjustments by the board	Finally, the human resources committee reviews a risk assessment jointly with the risk committee and the Chief Risk Officer, and assesses the appropriateness of the factor.

Voluntary deferral of annual incentive plan award – taking DSUs instead of cash

Senior vice presidents and above can defer some or all of their annual incentive by taking it as DSUs instead of cash, as an additional way to align their interests with those of our shareholders. Executives must hold their DSUs until they leave the bank.

How it works:

•   Executives who want to receive their award in DSUs instead of cash must make this decision before the fiscal year begins.

•   When the annual incentive is determined at the end of the fiscal year, we convert the award to DSUs using the price of our common shares on the TSX on the first trading day of the fiscal year. This means the executive can lose or benefit, depending on how our shares perform over the fiscal year.

•   DSUs earn additional units as dividend equivalents at the same rate as dividends paid on our common shares.

•   Executives must redeem the DSUs by the end of the calendar year following the year they leave the bank.

Executives who decided to receive their 2018 annual incentive as DSUs will have their award converted to DSUs in December 2018 using $83.09, our closing share price on the TSX on November 1, 2017.

How our shares

performed in 2017

Our share price when
executives chose to receive their 2017 award in DSUs was $72.03 (on November 1, 2016, the first trading day of fiscal 2017).

Our share price was $82.16 on December 15, 2017, when we converted the award to DSUs – a
14% increase in value.

The board will reduce the factor if it believes excessive risk was taken to achieve the year’s results The board also has the discretion to adjust the factor, including reducing the factor to zero (no payouts) if we deliver results that are significantly below expectations

Management proxy circular	67

ABOUT DEFERRED COMPENSATION

Purpose	To reward strong sustained performance over three to 10 years, and link the interests of executives and shareholders
How we determine the award	The amount of the award is based on each executive’s sustained performance during the year, their leadership potential as defined in the bank’s leadership resource plan, and their compensation target. The award is forward-looking, so the human resources committee does not consider the value of awards the executive has received in previous years when it is determining new grants
Form of award	Deferred compensation is equity-based and awarded to our named executives as follows: • 80% as PSUs (mid-term incentive) or 100% as PSUs for non-Canadians • 20% as stock options (long-term incentive)
Forfeiture and clawbacks	Can be forfeited or clawed back under certain conditions

	Mid-term incentive	Long-term incentive
Purpose	To reward executives for creating sustained shareholder value over three years and achieving specific corporate performance objectives	To retain senior executives, reward them for creating sustained shareholder value over three to 10 years, and link their interests to those of shareholders
Who participates	Vice presidents and above	Senior vice presidents and above
Form of award

PSUs

The amount of the award is converted to PSUs on the first day of the open trading window following the public release of our year-end financial results, using the average closing price of our common shares on the TSX for the 20 trading days ending on the last trading day before the grant date. PSUs earn dividend equivalents

Stock options

The amount of the award is converted to options on the sixth trading day in the open trading window following the public release of our year-end financial results, using the estimated compensation value of the stock options on the grant date

The exercise price is either the closing price of our common shares on the TSX on the trading day prior to the grant date, or the volume weighted average trading price for the five trading days immediately preceding the grant date (whichever is higher)

Options cannot be re-priced or exchanged for options with a lower price

Options cannot be sold to a third party – they can only be transferred to a beneficiary or legal representative if the holder dies

You can read more about our stock option plan beginning on page 85

Vesting and payout

PSUs vest and are paid out at the end of the three-year performance period based on our performance (see below for details). Vested units are paid out in cash

The amount the executive receives depends on the number of units that vest and our share price at the time of vesting:

•  the number of units that vest is determined by the performance factor (see pages 69 and 72)

•  vested units are converted to cash using the average closing price of our common shares on the TSX for the 20 trading days ending the day before the first day our trading window opens following the vesting date

•  payments are made by December 31 of the year the units vest, and withholding taxes apply

Options vest 50% on the third anniversary date of the grant, and 50% on the fourth anniversary date of the grant (options awarded before December 2014 vest 25% each year over four years, beginning on the first anniversary of the grant)

Executives can exercise their options after they vest

The amount the executive receives depends on our share price at the time they exercise the options

Options granted before December 2009 may include a tandem stock appreciation right (SAR). The holder may exercise either the option or the tandem SAR for cash, equal to the value of the option gain (tandem SARs are not dilutive)

Withholding taxes and trading fees apply

Options expire after 10 years. If an option’s expiry date falls during an insider trading blackout period (or within 10 business days after the blackout), it will automatically be extended to 10 business days after the end of the blackout period

Potential adjustments

Our PSUs do not vest without board approval of the final performance factor and resulting payout

As part of the process, the Chief Risk Officer assesses whether a risk adjustment is appropriate. Additionally, the board may use its discretion to adjust the performance factor when the calculated factor may not reflect all of the relevant considerations, taking into account significant events and circumstances (such as a material downturn in financial performance, material failure in managing risk, or events outside of management’s control, etc.)

Such adjustments include the ability to reduce the performance factor to zero

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EXECUTIVE COMPENSATION

How we calculate the performance factor for the mid-term incentive

The performance factor determines how many units will vest at the end of the three-year period. It ranges from 0 to 125. There is no minimum guaranteed level of vesting in our PSU plan. The board reviews the performance factor calculated using the formula below and assesses whether the outcome of the formula makes sense in light of the performance objectives established at the time of grant and other relevant considerations. Based on this assessment, the board may apply discretion to adjust the calculated performance factor, including reducing it to zero.

We calculate the performance factor using the same financial metrics we use to measure our corporate performance:

•	absolute performance is measured against the objectives in our business plan
•	relative performance is measured against our performance comparator group.

Objective: increase shareholder value balancing risk and return Why it’s important Measures how efficiently we earn profits on behalf of our shareholders and is a strong indicator of our overall annual performance Objective: increase shareholder value as measured by our share performance relative to our peers Why it’s important Measures the appreciation in our share price compared to our performance comparator group The board can use its discretion to adjust the performance factor up or down, or eliminate the payout entirely based on its assessment of performance and risk

Management proxy circular	69

5. 2017 Compensation decisions

2017 TOTAL DIRECT COMPENSATION

		Variable compensation			2017
		Annual incentive	Deferred compensation		Total direct compensation	% variable	% variable deferred
	Base salary ($)	Cash ($)	PSUs ($)	Stock options ($)	($)
Brian Porter	1,000,000	2,610,000	5,800,000	1,450,000	10,860,000	91%	74%
Sean McGuckin	550,000	800,000	1,400,000	350,000	3,100,000	82%	69%
Ignacio Deschamps	620,930	1,444,912	2,973,681	0	5,039,523	88%	67%
Dieter Jentsch	600,000	2,610,000	2,448,000	612,000	6,270,000	90%	60%[1]
James O’Sullivan	600,000	1,200,000	2,120,000	530,000	4,450,000	87%	69%

1.	Represents actual deferred compensation as a percentage of variable compensation.

Please see the executive profiles beginning on page 74 for a detailed discussion of each named executive’s compensation for the year.

Annual incentive awards are based on the business performance factor and on individual performance. We discuss the business performance factor below. You will find a discussion of each named executive’s individual performance in their executive profile.

Deferred compensation (granted as 80% PSUs and 20% stock options, and 100% PSUs for Mr. Deschamps as a non-Canadian) is awarded based on each executive’s performance during the year, their leadership potential as defined in the bank’s leadership resource plan, and their target compensation.

•	The PSUs will vest on November 30, 2020 upon board approval of the final performance factor and resulting payout. The amount the executives will receive depends on how many units actually vest, and our share price. The number of units that vest will be determined by the performance factor, which will be calculated based on our absolute ROE versus annual targets and relative TSR over the three-year period. Vested units are paid out in cash.
•	50% of the stock options will vest in each of December of 2020 and 2021, and expire in 2027. Executives will be able to exercise their options after they vest and the amount they receive will depend on our share price at the time of exercise.

2017 ANNUAL INCENTIVE AWARD

We use three steps to calculate the all-bank business performance factor for the annual incentive: a factor based on financial and non-financial metrics, an adjustment based on relative financial performance, and a final adjustment by the board for risk and other considerations.

The formulas on the following page show that the all-bank performance factor this year is 116. This is higher than last year’s factor of 108 for several reasons:

•	we met or exceeded three of our corporate performance metrics (ROE, earnings per share and customer), however, we were below target on operating leverage. This resulted in a higher performance factor compared to 2016. This year’s ROE objective was lower than last year’s in part to reflect our commitment to maintaining strong levels of regulatory capital. See page 16 of our 2017 annual report for a discussion of our results compared to 2016
•	our calculated business performance factor was adjusted by -4 to reflect our financial performance relative to peers
•	the board did not make any adjustment for risk this year. The Chief Risk Officer led a review of risk-related considerations separate from the mechanisms already embedded in the plans and concluded that the bank had operated within its risk appetite. As such, there was no need to make an additional adjustment for risk.

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EXECUTIVE COMPENSATION

1. Performance against financial and non-financial metrics

Rating scale	performance factor 50	performance factor 100		performance factor 150	performance for compensation purposes
Return on equity	12.4%	13.8%		15.2%	14.6%	▶	129
Diluted earnings per share	$5.96	$6.27		$6.58	$6.49	▶	135
Operating leverage	-4.0%	1.0%	[1]	6.0%	-0.2%	▶	87
Customer	1.0	4.0 – 5.0		8.0	6.3	▶	116

1.  Both the 2017 operating target and 2017 operating leverage performance amounts eliminated the benefit in the operating leverage calculation from the 2016 restructuring charge amount of $278 million after tax.

The board can use its discretion to reduce or withhold payment if our results are significantly below expectations. ROE and operating leverage are not defined terms under GAAP and may not be comparable to similar terms used by other financial institutions.

2. Adjust based on relative financial performance

Rating scale	performance factor -10	performance factor 0	performance factor +10	actual
Relative performance metric Our performance compared to the banks in our performance comparator group	Significantly less positive than peers	Performance in line with peers	Significantly more positive than peers	The calculated business performance factor was adjusted to reflect our financial performance relative to peers	▶	-4

3. Final adjustments by the board

Management proxy circular	71

PAYOUT OF 2014 PSU AWARDS

PSUs awarded to the named executives in 2014 vested on November 30, 2017 (the end of the three-year PSU performance period) after the board approved the performance factor and final payout. The table below shows how we calculated the payouts, which were made in December 2017.

The performance factor for these PSUs is slightly below target at 98 because our three-year relative TSR was slightly below median, reducing the positive impact of our absolute performance against ROE targets. This reduced the number of PSUs that vested for payout.

The vesting price is the average closing price of our common shares on the TSX for the 20 trading days ending on November 29, 2017, the day before the first day our trading window opened following the vesting date.

The difference between the grant value and payout value illustrates the link between pay and performance, and the alignment with the experience of our shareholders. It represents the growth in share price over the period and includes the impact of dividends paid on our common shares.

	Number of PSUs granted in 2014		Number of dividend equivalents received		Total PSUs		Performance factor		Vesting price ($)		Payout value on vesting ($)	Value on the date of the grant (2014) ($)	Difference between grant value and payout value
Brian Porter	55,684	+	7,438	=	63,122	x	0.98	x	83.54	=	5,167,740	3,850,000	34%
Sean McGuckin	16,908	+	2,258	=	19,166	x	0.98	x	83.54	=	1,569,114	1,169,000	34%
Dieter Jentsch	20,148	+	2,691	=	22,839	x	0.98	x	83.54	=	1,869,782	1,393,000	34%
James O’Sullivan	7,593	+	1,014	=	8,608	x	0.98	x	83.54	=	704,692	525,000	34%

Mr. Deschamps was not an employee in 2014.

How we calculated the performance factor

We use two steps to calculate the performance factor for the PSU payout: absolute performance against our three-year ROE targets, and relative performance (our TSR compared to our performance comparator group over the three-year period).

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EXECUTIVE COMPENSATION

Absolute performance factor

Our three-year average ROE is net income less preferred share dividends, expressed as a percentage of average common shareholders’ equity. ROE is assessed each year against an annual target, which is in line with the expected earnings target that forms part of the annual incentive plan.

	performance factor 0	performance factor 50	performance factor 100	performance factor 150	[1]	actual factor			Absolute performance factor (3-year average)
2017	6.9%	12.4%	13.8%	15.2%		14.6%	▶	129	110
2016	7.1%	12.7%	14.1%	15.5%		14.3%	▶	107
2015	7.4%	13.3%	14.8%	16.3%		14.6%	▶	93

1.	PSUs granted in 2014 may vest from 0% to 150% of target.

The ROE objective has declined over the three years because regulatory capital requirements have significantly increased – our Common Equity Tier 1 (CET1) ratio is much higher than it was three years ago. This year’s ROE objective was lower than last year’s in part to reflect our commitment to maintaining strong levels of regulatory capital. See page 16 of our 2017 annual report for a discussion of our results compared to 2016.

Relative performance factor

Our relative TSR is the appreciation in our share price plus dividends reinvested over the three-year period, using the 20 trading-day average closing share price of our common shares on the TSX, compared to the TSR delivered by our performance comparator group.

	performance factor 50 (25th percentile	)	performance factor 100 (50th percentile	)	performance factor 150 (75th percentile	)	actual	Relative performance factor
Three-year TSR (annualized)	9.0%		11.5%		12.7%		10.8%	87

Based on a review of performance over the past three years, the Chief Risk Officer concluded that no risk adjustment to the PSU performance factor was required.

The committee reviewed these results and discussed whether a discretionary adjustment was warranted. After discussion and deliberation, the committee recommended no additional adjustment to the PSU performance factor.

Management proxy circular	73

BRIAN J. PORTER, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Brian J. Porter Toronto, Ontario, Canada

Brian Porter assumed the role of CEO on November 1, 2013.

Mr. Porter is responsible for defining, communicating and implementing the strategic direction, goals and core values for Scotiabank that maximize long-term shareholder value and return, and meeting the needs of the bank’s other key stakeholders: customers, employees and communities. He is accountable to the board for the development and execution of the bank’s strategy, compliance with all governance and regulatory requirements, and the overall financial performance of Scotiabank.

2017 Performance

Having previously set an ambitious strategic agenda for the bank, Mr. Porter focused the bank’s leadership team on executing this agenda while also delivering strong financial and operational performance. Over the year, Mr. Porter oversaw a comprehensive set of efforts to re-engineer many aspects of the bank’s capabilities, while driving progress against important change initiatives.

Notable aspects of Mr. Porter’s performance during fiscal 2017 include:

•	Strengthening the core of the bank – which involved consolidating functions in our global operations group, achieving greater economies of scale, centralizing control and developing a multi-year roadmap to upgrade capabilities.
•	Completing the roll-out of the bank’s new customer experience management system – The Pulse in Canada, and El Pulso in our Pacific Alliance countries – across our five largest markets for all retail branches, contact centers and digital channels. This system allows us to continuously gather and act upon rich customer feedback, so that we can systematically improve the customer experience.

Highlights of our financial results are presented below:

	2017	2016[1]	Change
Total revenue	$27,155 million	$26,350 million	+3%
Net income after tax	$8,243 million	$7,646 million	+8%
Return on equity	14.6%	14.3%	+30bps
Diluted earnings per share	$6.49	$6.00	+8%

1.	Adjusted to reflect the impact of the 2016 restructuring charge of $278 million after tax.

The table below summarizes Mr. Porter’s accomplishments relative to key performance objectives established at the beginning of the fiscal year:

Performance objectives	Results
Continue to drive increased customer focus	Completed the roll-out of a new customer experience management system, The Pulse, in the bank’s five key markets for retail branches, contact centers and digital channels to systematically listen to and act upon our customers’ feedback
Enhance leadership and employee engagement	Strengthened the bank’s leadership team through a series of internal appointments, external hires and improved gender diversity. Female leaders (VP and above) now represent 33% of the all-bank leadership team (up from 30% in 2016) – with the Canadian leadership team now at 39% women
Significantly reduce structural costs	Developed significant momentum on the bank’s structural cost transformation program. Significantly exceeded targeted cost savings of $350 million, with actual savings of $500 million
Execute key aspects of the digital transformation	Opened a globally connected network of digital factories across our five key markets – Canada, Mexico, Peru, Chile and Colombia – to enhance our digital banking capabilities, responded to changing customer preferences and drove progress against our targets of increasing digital sales, increasing digital engagement and decreasing branch transactions
Improve the business mix to optimize the use of scarce financial resources	Actively strengthened the bank’s balance sheet by increasing capital levels to an industry-leading CET1 level of 11.5%, reducing the use of wholesale funding by $8 billion year-over-year, and grew core deposits at a faster rate than non-core deposits to improve the Bank’s liquidity and funding mix

74	Scotiabank

EXECUTIVE COMPENSATION

2017 Compensation

	2017		2016

	Actual	Target	Actual
Base salary	$1,000,000	$1,000,000	$1,000,000
Annual incentive award	$2,610,000	$1,500,000	$2,110,000
Mid-term incentive award – 80% PSUs	$5,800,000	$5,600,000	$5,600,000
Long-term incentive award – 20% stock options	$1,450,000	$1,400,000	$1,400,000
= Deferred compensation	$7,250,000	$7,000,000	$7,000,000
Total direct compensation	$10,860,000	$9,500,000	$10,110,000

Given Mr. Porter’s performance and his experience in the role, his total direct compensation in 2017 is 7% higher than 2016 and 14% above his 2017 target compensation. The increase in total compensation is due to increases in his annual incentive award and deferred compensation based on 2017 performance, as discussed on the previous page.

Salary for 2017

Mr. Porter’s salary remained at $1,000,000 for fiscal year 2017.

Annual incentive

Mr. Porter’s annual incentive award is 24% higher than his award in 2016. The increase in his annual incentive reflects the successful achievement of the bank’s annual financial and customer goals and resulting business performance factor of 116 (compared to 108 in 2016), as well as his performance against his personal objectives. Mr. Porter’s individual performance was strong as he executed well on his performance commitments and the bank’s strategic priorities. This strong individual performance along with higher business performance resulted in an overall annual incentive that is higher than his target award.

Deferred compensation

Mr. Porter’s deferred compensation is 4% higher than 2016. As a result of his strong execution of his performance commitments and his leadership in helping achieve the bank’s strategic goals, the board approved and awarded him 104% of his target award in 2017. This results in 74% of his variable compensation being deferred (77% in 2016).

Share ownership (as at October 31, 2017)

Values are based on $83.28, the closing price of our common shares on the TSX on October 31, 2017.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$8,794,023	$1,395,834	$19,762,961	$29,952,818	30x	yes

CEO compensation awarded vs. realizable and realized pay

The table below compares the compensation awarded to our CEO over the past five years (Richard Waugh from 2013 to 2014 and Brian Porter from 2014 to 2017) and the value realized or realizable as at December 31, 2017.

We also compare the compensation values to the value earned by shareholders, indexed to $100 to show a meaningful comparison.

Overall, the value shareholders received over the last five years has exceeded the CEO’s realized and realizable compensation. The realized and realizable value includes salary and cash annual incentive awards, the value at vesting of share units granted and the current value of units that are outstanding, the value of stock options exercised during the period and the value of outstanding stock options that are in-the-money. The values in this table can vary significantly from year to year based on changes in share price, when the awards vest and when stock options are exercised.

CEO Compensation Awarded vs. Realizable and Realized Pay from 2013 to 2017

	Compensation Awarded[1] ($ millions)	Compensation Realized and Realizable as at December 31, 2017 ($ millions)	Period	Value of $100
Year				Waugh/Porter[2]	Shareholders[3]
2013	11.1	14.3	Oct 31, 2012 to Dec 31, 2017	129	186
2014	8.9	10.5	Oct 31, 2013 to Dec 31, 2017	118	153
2015	9.3	13.1	Oct 31, 2014 to Dec 31, 2017	141	135
2016	10.1	10.4	Oct 31, 2015 to Dec 31, 2017	103	145
2017	10.9	9.2	Oct 31, 2016 to Dec 31, 2017	85	118
			Average	115	147
1.	Includes salary received during the year and variable compensation awarded at year-end for performance during the year.

2.	The compensation realized or realizable by Mr. Waugh or Mr. Porter for each $100 awarded in total direct compensation during the fiscal year indicated.

3.	The cumulative value of $100 invested in Scotiabank common shares on the first trading day of the period indicated, assuming reinvestment of dividends.

Management proxy circular	75

SEAN D. MCGUCKIN, GROUP HEAD AND CHIEF FINANCIAL OFFICER

Sean D. McGuckin, CPA, CA Mississauga, Ontario, Canada

As Group Head and Chief Financial Officer, Sean McGuckin oversees the Finance function, which includes investor relations, taxation, and strategic investments. He is also responsible for our group treasury, corporate insurance and economics departments. Mr. McGuckin has served as the bank’s Chief Financial Officer since 2012 and he was appointed to Group Head and Chief Financial Officer on December 1, 2015.

Mr. McGuckin is responsible for ensuring financial strategies are developed and integrated across the organization, and partners with the executive team to develop enterprise-wide strategies to support the bank’s goal of delivering strong, consistent and predictable earnings to our shareholders over the long term. He is also accountable for establishing and directing the bank’s capital management processes, providing financial management and treasury oversight and oversight of operational functions within Finance.

2017 Performance

Scotiabank continued to deliver against its strategic objectives this year under Mr. McGuckin’s leadership in the following notable ways:

Performance objectives	Results
Enhance leadership and employee engagement	Achieved progress on both initiatives; there are ongoing efforts to further develop leadership bench
Contribute to all-bank 2017 structural cost transformation	Delivered savings ahead of target
Execute an effective digital banking investor day	Successfully displayed many facets of our digital strategy to shareholders
Support improvements in business mix alignment	Developed financial models to ensure alignment to overall strategy; collaborated with business lines to develop new market sourced funding metrics and targets
Deliver a more efficient profit planning and project prioritization process	Continued to simplify core finance processes through optimization initiatives

2017 Compensation

	2017	2016
Base salary	$550,000	$550,000
Annual incentive award	$800,000	$850,000
Mid-term incentive award – 80% PSUs	$1,400,000	$1,400,000
Long-term incentive award – 20% stock options	$350,000	$350,000
= Deferred compensation	$1,750,000	$1,750,000
Total direct compensation	$3,100,000	$3,150,000

Mr. McGuckin’s total direct compensation in 2017 is slightly lower (-2%) than 2016, due to a lower annual incentive award.
Salary for 2017

Mr. McGuckin’s salary remained at $550,000 for fiscal year 2017, aligned with the salary range for his role.

Annual incentive

Mr. McGuckin’s annual incentive award is 6% lower than his award in 2016 reflecting performance relative to annual objectives and an all-Bank performance factor of 116 (108 in 2016).

Deferred compensation

Mr. McGuckin’s deferred compensation award was in line with 2016. The award is based on his target range, his sustained performance and his leadership in helping achieve the bank’s strategic goals. Sixty-nine percent (69%) of his variable compensation is deferred (67% in 2016).

Share ownership (as at October 31, 2017)

Values are based on $83.28, the closing price of our common shares on the TSX on October 31, 2017.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$3,668,962	$3,593,740	$5,431,936	$12,694,638	23x	yes

76	Scotiabank

EXECUTIVE COMPENSATION

IGNACIO “NACHO” DESCHAMPS, GROUP HEAD, INTERNATIONAL BANKING AND DIGITAL TRANSFORMATION

Ignacio Deschamps New York, New York, USA

As a Group Head with executive responsibility for International Banking, Mr. Deschamps oversees all of the International Bank’s personal, small business and commercial banking operations globally outside of Canada. Mr. Deschamps also has executive responsibility for leading the digital transformation of Scotiabank, reimagining and simplifying the customer experience, working in partnership with key executives across the bank.

Mr. Deschamps was hired as Strategic Advisor to the CEO, Digital Banking in January 2016. He was
subsequently appointed Group Head, International Banking and Digital Transformation in March
2016.

2017 Performance

International Banking reported earnings of $2,390 million, which represented growth of $311 million or 15% year-over-year, achieved within our risk appetite parameters. The business line delivered record earnings and achieved year-over-year gains in loan market share across the Pacific Alliance region. Scotiabank now ranks as the 5th largest bank in Mexico, and we improved our competitive position in Chile.

The reported financial results of International Banking are presented below:

	2017	2016	Change
Total revenue	$10,414 million	$9,841 million	+6%
Net income to equity holders	$2,390 million	$2,079 million	+15%
Return on equity	14.7%	12.8%	+190 bps

The table below summarizes Mr. Deschamps’ results relative to key performance objectives established for 2017:

Performance objectives	Results
Contribute to all-bank 2017 structural cost transformation	Achieved structural cost transformation target ahead of schedule
Improve our leadership bench strength and diversity and enhance employee engagement	Drove leadership diversity and launched a new digital platform to enhance employee engagement
Drive digital transformation by providing a more compelling customer experience	Launched digital banking units in Canada and Pacific Alliance countries, and drove digital initiatives to provide more compelling customer experiences
Continue strategic shift to enhancing longer-term, profitable customer relationships	Completed roll out of The Pulse, Scotiabank’s customer experience management system, with strong customer adoption
Achieve 2017 profit plan goals	Drove business mix alignment and achieved 2017 profit plan goals

2017 Compensation1

	2017	2016
Base salary	$620,930	$524,686
Annual incentive award	$1,444,912	$1,114,607
Mid-term incentive award – 100% PSUs	$2,973,681	$2,927,522
Long-term incentive award – 0% stock options	$0	$0
= Deferred compensation	$2,973,681	$2,927,522
Total direct compensation	$5,039,523	$4,566,815

1.  Mr. Deschamps’ compensation has been converted to Canadian dollars. He will receive 100% of his deferred compensation as PSUs as an executive based outside of Canada. He also received one-time awards in connection with his hiring – see summary compensation table on page 81.

Given Mr. Deschamps’ strong individual performance, the strong operating performance of International Banking and his performance in meeting digital transformation objectives, as well as an increase in his target compensation to align with both the size of his role and the external market, Mr. Deschamps’ total direct compensation in 2017 (USD $3,900,000) is 12% higher than his annualized compensation in 2016 (his actual 2016 compensation was USD $3,405,833, as his base salary was pro-rated to reflect a partial year of service).

Salary for 2017

Mr. Deschamps’ salary remained at USD $475,000 for fiscal year 2017, aligned with the salary range for his role.

Annual incentive

Mr. Deschamps’ annual incentive award in 2017 (USD $1,120,000) is 12% higher than his annualized award in 2016 due to his strong individual contribution and the achievement of his annual goals, and an all-bank performance factor of 116 (compared to 108 in 2016). Mr. Deschamps’ actual 2016 award was USD $830,000 as his annual incentive was pro-rated to reflect a partial year of service.

Deferred compensation

Mr. Deschamps’ deferred compensation of USD $2,305,000 is 6% higher than his award in 2016 of USD $2,180,000. The award is based on his target range, his sustained performance and his leadership in helping achieve the bank’s strategic goals. Sixty-seven percent (67%) of his variable compensation is deferred.

Share ownership (as at October 31, 2017)

Values are based on $83.28, the closing price of our common shares on the TSX on October 31, 2017.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$166,560	$0	$10,012,735	$10,179,295	16x	yes

Management proxy circular	77

DIETER W. JENTSCH, GROUP HEAD, GLOBAL BANKING AND MARKETS

Dieter W. Jentsch Toronto, Ontario, Canada

Dieter Jentsch was appointed Group Head, Global Banking and Markets on March 3, 2016. Mr. Jentsch is responsible for the overall management of Global Banking and Markets’ operations worldwide.

Mr. Jentsch has been with Scotiabank since 1983, and has held a number of progressively more senior positions including leadership roles in Canadian Commercial Banking, Wealth Management and Latin America. Prior to his current role, Mr. Jentsch was Group Head, International Banking.

2017 Performance

Global Banking and Markets reported earnings of $1,818 million, which represented growth of $247 million or 16% year-over-year, achieved within our risk appetite parameters. The business line saw encouraging growth of presence and relevance in Latin American markets, and continued to expand investment banking and capital markets capabilities in Canada, while leveraging the bank’s wholesale capabilities in the Pacific Alliance region.

The reported financial results for Global Banking and Markets are presented below:

		2017	2016	Change
	Total revenue	$4,624 million	$4,432 million	+4%
	Net income to equity holders	$1,818 million	$1,571 million	+16%
	Return on equity	16.0%	12.6%	+340 bps

The table below summarizes Mr. Jentsch’s results relative to key performance objectives established for 2017:

Performance objectives	Results
Contribute to all-bank 2017 structural cost transformation	Contributed to the bank exceeding its structural cost transformation savings target and successfully implemented restructuring initiatives for 2018
Enhance leadership and employee engagement	Launched several initiatives to strengthen leadership bench and drove leadership diversity
Achieve 2017 profit plan and optimize balance sheet	Increased client profitability as well as overall performance relative to our peers; introduced new metrics including market-sourced funding assets and growth in economic profit
Enhance customer focus through active engagement programs	Drove customer focus by setting and exceeding key client relationship goals
Develop a culture that acts from the customer perspective, leverages differences, manages risk effectively, rewards behavior that is in the best interest of the bank	Implemented several initiatives to enhance customer focus and a performance-based culture including clear messaging on expectations; strengthened communications and recruiting and selection process

2017 Compensation

	2017	2016
Base salary	$600,000	$600,000
Annual incentive award – cash	$2,268,000	$2,140,000
Annual incentive award – PSUs	$342,000	$0
= Total annual incentive award	$2,610,000	$2,140,000
Mid-term incentive award – 80% PSUs	$2,448,000	$2,608,000
Long-term incentive award – 20% stock options	$612,000	$652,000
= Deferred compensation	$3,060,000	$3,260,000
Total direct compensation	$6,270,000	$6,000,000

Mr. Jentsch’s total direct compensation in 2017 is 5% higher than 2016 due to his performance and higher compensation opportunity with his first full year in the role.

Salary for 2017

Mr. Jentsch’s salary remained at $600,000 for fiscal year 2017, aligned with the salary range for his role.

Annual incentive

Mr. Jentsch’s annual incentive award is 22% higher than his award in 2016 due to an increase in his AIP target with his first full year in the role, the achievement of his annual goals, and an all-bank performance factor of 116 (compared to 108 in 2016).

Deferred compensation

Mr. Jentsch’s deferred compensation is 6% lower than 2016. The reduction reflects the need for additional emphasis on strengthening the core in geographies outside Canada. Sixty percent (60%) of his variable compensation is deferred, including a portion of his annual incentive that has been awarded as PSUs.

Share ownership (as at October 31, 2017)

Values are based on $83.28, the closing price of our common shares on the TSX on October 31, 2017.

Common shares	DSUs	PSUs	Total value	As a multiple of cash compensation	Meets share ownership requirement
$4,416,858	$0	$8,123,101	$12,539,959	4x	yes

78	Scotiabank

EXECUTIVE COMPENSATION

JAMES P. O’SULLIVAN, GROUP HEAD, CANADIAN BANKING

James P. O’Sullivan Toronto, Ontario, Canada

James O’Sullivan is Group Head, Canadian Banking and is responsible for all retail, small business, commercial banking and insurance operations in Canada, as well as global wealth management. He was appointed to this position on June 19, 2015.

Mr. O’Sullivan joined Scotiabank in 1990, and has held senior leadership roles in Investment Banking, Mergers & Acquisitions, Finance and Asset Management. Prior to his current role, Mr. O’ Sullivan served as Executive Vice President, Global Wealth Management.

2017 Performance

Canadian Banking generated record earnings in 2017, with net income of $4,064 million, up 9% year-over-year, achieved within our risk appetite parameters. The business line delivered solid revenue growth and meaningful cost savings – a portion of which is being re-invested to build a better banking experience. Among our Canadian peer group, Scotiabank is the only bank to have improved net interest margin over the past four-year period – and in a low interest rate environment.

The reported financial results of Canadian Banking are presented below:

		2017	2016	Change
	Total revenue	$12,851 million	$12,188 million	+5%
	Net income to equity holders	$4,064 million	$3,736 million	+9%
	Return on equity	22.8%	22.0%	+80 bps

The table below summarizes Mr. O’Sullivan’s results relative to key performance objectives established for 2017:

Performance objectives	Results
Contribute to all-bank 2017 structural cost transformation benefits	Net cost reductions exceeded structural cost transformation target
Enhance leadership and employee engagement	Improved employee engagement and organizational diversity through focused leadership initiatives
Launch and implement primary banking program, accelerating the annual primary customer growth	Launched strategic initiatives with campaigns progressing well
Optimize 3 to 5 year business mix	Strategic focus on business mix continues to drive improvements
Prioritize and accelerate digital transformation to drive excellence in customer experience	Day-to-day banking, credit cards and high-interest savings accounts exhibiting positive trends

2017 Compensation

	2017	2016
Base salary	$600,000	$600,000
Annual incentive award	$1,200,000	$1,050,000
Mid-term incentive award – 80% PSUs	$2,120,000	$1,840,000
Long-term incentive award – 20% stock options	$530,000	$460,000
= Deferred compensation	$2,650,000	$2,300,000
Total direct compensation	$4,450,000	$3,950,000

Given Mr. O’Sullivan’s strong individual performance and the strong operating performance of Canadian Banking, as well as an increase in his target compensation to align with both the size of his role and the external market, his total direct compensation in 2017 is 13% higher than 2016.

Salary for 2017 Mr. O’Sullivan’s salary remained at $600,000 for fiscal year 2017, aligned with the salary range for his role.

Annual incentive

Mr. O’Sullivan’s annual incentive award is 14% higher than his award in 2016 due to an increase in his AIP target, his strong individual contribution and the achievement of his annual goals as described above, and an all-bank performance factor of 116 (compared to 108 in 2016),

Deferred compensation

Mr. O’Sullivan’s deferred compensation is 15% higher than 2016. The award is based on his higher deferred compensation target range, his sustained performance and his leadership in helping achieve the bank’s strategic goals. Sixty-nine percent (69%) of his variable compensation is deferred.

Share ownership (as at October 31, 2017)

Values are based on $83.28, the closing price of our common shares on the TSX on October 31, 2017.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$4,896,980	$0	$4,842,615	$9,739,595	16x	yes

Management proxy circular	79

6. Share performance and cost of management

SHARE PERFORMANCE

The graph compares our share performance to our performance comparator group, the Canadian stock market and total compensation awarded to our named executives for the past five years ending October 31, 2017. The total compensation awarded to our named executives increased from 2012 to 2013 in line with increased shareholder returns. The aggregate amount decreased in 2014 and 2015 due to lower overall bank performance as well as changes in the named executives. The increase in total compensation in 2016 and 2017 is in line with our strong operating performance, as well as the increase in shareholder returns.

For comparison purposes, TSR assumes:

•   $100 was invested in Scotiabank common shares on November 1, 2012 and dividends were reinvested over the five-year period

•   $100 was also invested for each company in our performance comparator group and dividends were also reinvested over the same period (the graph shows the peer group median)

•   $100 was invested in the S&P/TSX Composite Index on the same date and dividends were also reinvested.

Our performance comparator group includes Bank of Montreal, CIBC, Royal Bank of Canada, TD Bank, Manulife Financial, Sun Life Financial and Power Financial Corporation.

Total compensation includes base salary, the annual incentive plus the grant value of regular PSU and stock option awards for the top five named executives for the past five years (as disclosed in our circular for prior years).

TSR Index (2012 = 100)	2012	2013	2014	2015	2016	2017
Scotiabank TSR	100	122	138	128	161	192
Peer Group Median TSR	100	129	151	147	171	213
S&P/TSX Composite TSR	100	111	125	119	134	150
Total compensation paid to our NEOs ($ millions)	33	34	29	28	31	35

COST OF MANAGEMENT

Cost of management is a measure we and other Canadian financial institutions use to show how corporate performance compares to compensation awarded to senior officers. We calculate the ratio by dividing total compensation awarded to our named executives by net income for each of the last five years:

•	total compensation includes salary, annual incentive, the grant value of PSUs and stock options, the compensatory portion of the change in the accrued pension obligation in the year, and all other regular compensation as reported in the summary compensation table (the 2013 figure only includes the total compensation for the top five named executives for comparison purposes although six named executives were disclosed for that fiscal year)
•	net income as reported in the consolidated statement of income for each of the last five fiscal years
•	cost of management in 2017 was slightly higher than 2014 to 2016 and lower compared to 2013.

	Total compensation awarded to named executives ($ millions)	Net income after tax ($ millions)	Cost of management (%)
2017	35.2	8,243	0.43%
2016[1]	30.9	7,646	0.40%
2015	28.1	7,213	0.39%
2014	28.5	7,298	0.39%
2013	34.1	6,610	0.52%

1.	2016 net income was adjusted for the impact of the restructuring charge of $278 million after tax (reported results: $7,368 million).

80	Scotiabank

EXECUTIVE COMPENSATION

2017 Executive compensation details

SUMMARY COMPENSATION TABLE

The table below shows the total compensation each named executive earned in the last three fiscal years. We report the share and option awards granted after the end of the fiscal year to reflect decisions made during the 2017 compensation review, rather than awards granted at the outset of fiscal 2017 from the 2016 compensation review. We do not offer long-term, non-equity incentive compensation to our named executives.

Named executive	Year	Fiscal salary ($)		Share awards[5] ($)	Option awards[6] ($)	Annual incentive plan[7] ($)	Pension value[8] ($)	All other compensation[9] ($)	Total compensation ($)
Brian J. Porter	2017	1,000,000		5,800,000	1,450,000	2,610,000	1,973,000	2,990	12,835,990
President and Chief Executive Officer	2016	1,000,000		5,600,000	1,400,000	2,110,000	1,651,000	2,714	11,763,714
	2015	1,000,000		5,200,000	1,300,000	1,780,000	1,626,000	1,196	10,907,196
Sean D. McGuckin	2017	550,000		1,400,000	350,000	800,000	175,000	2,990	3,277,990
Group Head and Chief Financial Officer[1]	2016	550,000		1,400,000	350,000	850,000	841,000	2,714	3,993,714
	2015	500,000		1,440,000	360,000	710,000	103,000	1,196	3,114,196
Ignacio Deschamps	2017	620,930	[4]	5,558,378	0	1,444,912	0	360,436	7,894,656
Group Head, International Banking and Digital Transformation[2]	2016	524,686		5,072,457	0	1,114,607	0	6,040,658	12,752,408
Dieter W. Jentsch	2017	600,000		2,448,000	612,000	2,610,000	203,000	2,990	6,475,990
Group Head, Global Banking and Markets[3]	2016 2015	600,000 600,000		2,608,000 2,064,000	652,000 516,000	2,140,000 1,070,000	164,000 165,000	2,714 1,196	6,166,714 4,416,196
James P. O’Sullivan	2017	600,000		2,120,000	530,000	1,200,000	182,000	2,990	4,634,990
Group Head, Canadian Banking	2016	600,000		1,840,000	460,000	1,050,000	144,000	2,714	4,096,714
	2015	425,848		1,280,000	320,000	770,000	366,000	1,196	3,163,026

1.	Mr. McGuckin became Group Head and Chief Financial Officer on December 1, 2015. Before December 1, 2015, Mr. McGuckin was Executive Vice President and Chief Financial Officer.

2.	Mr. Deschamps was hired as Strategic Advisor to the CEO, Digital Banking on January 4, 2016, and became Group Head, International Banking and Digital Transformation on March 3, 2016.

3.	Mr. Jentsch became Group Head, Global Banking and Markets on March 3, 2016. Before March 3, 2016, Mr. Jentsch was Group Head, International Banking.

4.	Mr. Deschamps’ annual salary of USD $475,000 was converted to Canadian dollars using the 2017 fiscal year average exchange rate of USD $1.00 = CAD $1.30722.

5.	For compensation purposes, we value PSU awards using the 20 trading-day average closing price of our common shares at the time of grant to smooth out short-term aberrations in the share price. The accounting fair value is based on the closing price of our common shares on the TSX on the grant date. 100% of the payout value of the PSU award is based on performance criteria on vesting.

	Grant date	Grant date fair value	Accounting fair value
2017	November 30, 2017	$83.54	$81.51
2016	December 1, 2016	$71.96	$74.09
2015	December 3, 2015	$60.55	$59.19

Mr. Deschamps’ fiscal 2016 PSU awards include a PSU award of USD $2,180,000 (CAD $2,927,522) based on 2016 performance and the first instalment of his sign-on PSU award due in fiscal 2016 of USD $1,550,000 (CAD $2,144,935). All 2016 PSU awards are converted to Canadian dollars using the month-end spot rate from the month previous to the grant: USD $1.00 = CAD $1.3428 for his regular annual PSU award and USD $1.00 = CAD $1.3838 for Mr. Deschamps’ sign-on award granted at hire. Mr. Deschamps’ 2016 PSU award vests on the same conditions as all other 2016 PSU awards made to other executives. The first instalment of his sign-on award vested on November 30, 2017 based on Mr. Deschamps’ achievement of specific performance objectives in our digital operations, including accelerating Scotiabank’s retail transformation; reimagining and simplifying the customer experience; and digitizing Scotiabank systems and processes.

Mr. Deschamps’ fiscal 2017 PSU awards include a PSU award of USD $2,305,000 (CAD $2,973,681) based on 2017 performance and the second instalment of his sign-on PSU award of USD $1,925,000 (CAD $2,584,698). All 2017 PSU awards are converted to Canadian dollars using the month-end spot rate from the month previous to the grant: USD $1.00 = CAD $1.2901 for his regular annual PSU award and USD $1.00 = CAD $1.3427 for the second instalment of his sign-on award. Mr. Deschamps’ 2017 PSU award vests on the same conditions as all other 2017 PSU awards made to other executives. The second instalment of his sign-on award vests on November 30, 2018 subject to a performance factor that can range between 0% and 125% based on the achievement of specific performance objectives in our digital and international operations, including accelerating Scotiabank’s retail transformation; reimagining and simplifying the customer experience; and digitizing Scotiabank systems and processes. The human resources committee has discretion to adjust the number of PSU units that vest based on an assessment of performance relative to these objectives during the performance period.

6.	We use the Black-Scholes model to value stock option awards.

Compensation fair value is different than the accounting fair value disclosed in our financial statements because different assumptions are used.

We estimate the fair value of option awards on the grant date using the following assumptions, which result in less dilution than the accounting assumptions:

	Term	Share price volatility	Dividend yield	Risk free rate
2017	10 years	23.5%	4.00%	1.97%
2016	10 years	23.5%	3.94%	1.22%
2015	10 years	23.0%	3.80%	1.57%

The assumptions used to calculate the accounting fair value of the 2017 option awards are different in two ways:

•	we used an expected life of 6.93 years, instead of the full term of 10 years, in accordance with IFRS 2, Share-based Payment
•	we based volatility on historic and implied volatility and the current dividend yield.

Management proxy circular	81

The accounting fair value of the 2017 stock option awards is approximately 35% less than the compensation value shown in the summary compensation table, 35% less for 2016 and 40% less for 2015. As the compensation fair value is greater, we award fewer options than if we had used the accounting fair value. The table below shows the differences in the compensation and accounting fair values as a percentage of the grant price.

	Grant date	Grant price	Compensation fair value (as a % of the grant price)	Accounting fair value (as a % of the grant price)
2017	December 7	$81.81	14.8%	9.6%
2016	December 1	$74.14	13.5%	8.8%
2015	December 3	$60.67	14.5%	8.7%

7.	Annual incentive plan is the annual cash incentive (non-equity incentive plan compensation) earned by the named executives.

Mr. Deschamps’ annual incentive award of USD $1,120,000 (CAD $1,444,912) was converted to Canadian dollars using the November 30, 2017 spot rate of USD $1.00 = CAD $1.2901.

8.	Pension value is the compensatory change described on page 87. Mr. Deschamps did not participate in any retirement plan for fiscal 2016 nor fiscal 2017.

9.	All other compensation includes perquisites and other taxable benefits. In 2017 these amounts total less than $50,000 and 10% of the salary of each named executive, except for Mr. Deschamps, and therefore are not disclosed.

The amounts shown for Mr. Porter, Mr. McGuckin, Mr. Jentsch and Mr. O’Sullivan in all years are Scotiabank’s contribution to ESOP. These named executives participate in the plan on the same terms as our other employees. Employees can purchase our common shares and the bank contributes an additional 50% to the purchase up to specified limits.

Amounts in this column do not include dividend equivalents earned on PSU awards because dividends are factored into the fair value calculation at the time of grant.

Mr. Deschamps was hired in fiscal 2016 (see note 2 above) to accelerate the implementation of our digital strategy and build out our International Banking business. Mr. Deschamps’ skill set and experience are in high demand in the market globally and regarded by the bank as critical to the successful execution of its strategic priorities. In light of this, the bank agreed to pay a sign-on award of $5,700,728 (CAD equivalent) to Mr. Deschamps in four instalments over his first two years with the bank in recognition of the expertise that he would bring to his mandate at the bank, as disclosed in the notes to last year’s summary compensation table (see note 9 on page 78).

It was agreed that the final two instalments would equal approximately half of Mr. Deschamps’ sign-on award and payment would be deferred until December 2016 and December 2017, with both payments subject to satisfactory performance. Mr. Deschamps’ third instalment was paid in December 2016 and fourth instalment was paid in December 2017 following the bank’s annual performance review process and a review of the progress on digital strategy. Additionally, Mr. Deschamps received a travel allowance of $339,930 (CAD equivalent) in fiscal 2016 and $360,436 (CAD equivalent) in fiscal 2017.

82	Scotiabank

EXECUTIVE COMPENSATION

INCENTIVE PLAN AWARDS

Outstanding share and option awards

The table below includes awards granted previously as at October 31, 2017:

•	the value of unexercised in-the-money options equals the closing price of our common shares on October 31, 2017 ($83.28) minus the exercise price of the option awards, multiplied by the number of outstanding options
•	the value of unvested PSU awards on October 31, 2017 equals the closing price of our common shares on October 31, 2017 ($83.28) multiplied by the number of units outstanding. This table values the PSUs using the performance at target (factor of 100), however, the number of PSUs that may vest can range from a factor of 0 to 150 of target for PSUs granted prior to 2015 and from 0 to 125 of target for PSUs granted in 2015 or later. The 2014 PSUs vested on November 30, 2017 and details on the valuation and performance factors for these awards are set out on page 72.

Outstanding Share and Option Awards at October 31, 2017

	Option-based awards					Share-based Awards
	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Grant date	Plan	Number of share units that have not vested (#)	Market value of awards that have not vested ($)	Number of DSUs outstanding (all of these DSUs have vested)	Market or payout value of vested share unit awards not paid out or distributed[1]
Brian Porter						12/18/09	DSU			16,761	1,395,834
	12/10/12	64,352	55.63	12/10/22	1,779,333
	12/09/13	178,628	63.98	12/09/23	3,447,520
	12/08/14	150,944	68.32	12/08/24	2,258,122	12/08/14	PSU	63,122	5,256,793
	12/03/15	147,776	60.67	12/03/25	3,341,215	12/03/15	PSU	93,321	7,771,802
	12/01/16	139,876	74.14	12/01/26	1,278,467	12/01/16	PSU	80,864	6,734,366
Total		681,576			12,104,657			237,307	19,762,961	16,761	1,395,834
Sean McGuckin						12/16/05	DSU			5,261	438,110
						12/22/06	DSU			6,679	556,240
						12/19/07	DSU			6,338	527,821
						12/19/08	DSU			4,363	363,356
	12/11/09	16,232	47.75	12/11/19	576,723	12/18/09	DSU			7,763	646,492
	12/06/10	15,836	55.63	12/06/20	437,865	12/18/15	DSU			5,609	467,088
	12/05/11	23,832	49.93	12/05/21	794,797	12/16/16	DSU			7,140	594,633
	12/10/12	51,360	55.63	12/10/22	1,420,104
	12/09/13	51,800	63.98	12/09/23	999,740
	12/08/14	45,832	68.32	12/08/24	685,647	12/08/14	PSU	19,166	1,596,153
	12/03/15	40,922	60.67	12/03/25	925,246	12/03/15	PSU	25,843	2,152,191
	12/01/16	34,968	74.14	12/01/26	319,608	12/01/16	PSU	20,216	1,683,592
Total		280,782			6,159,730			65,225	5,431,936	43,152	3,593,740
Ignacio Deschamps						01/04/16	PSU	40,628	3,383,467
						12/01/16	PSU	42,273	3,520,537
						12/01/16	PSU	37,329	3,108,731
Total		–			–			120,230	10,012,735	–	–
Dieter Jentsch	12/05/11	56,080	49.93	12/05/21	1,870,268
	12/10/12	77,040	55.63	12/10/22	2,130,156
	12/09/13	58,948	63.98	12/09/23	1,137,696
	12/08/14	54,614	68.32	12/08/24	817,025	12/08/14	PSU	22,839	1,902,003
	12/03/15	58,656	60.67	12/03/25	1,326,212	12/03/15	PSU	37,041	3,084,808
	12/01/16	65,142	74.14	12/01/26	595,398	12/01/16	PSU	37,660	3,136,290
Total		370,480			7,876,756			97,540	8,123,101	–	–
James O’Sullivan	12/11/09	10,472	47.75	12/11/19	372,070
	12/06/10	8,560	55.63	12/06/20	236,684
	12/05/11	10,016	49.93	12/05/21	334,034
	12/10/12	10,272	55.63	12/10/22	284,021
	12/09/13	17,864	63.98	12/09/23	344,775
	12/08/14	20,584	68.32	12/08/24	307,937	12/08/14	PSU	8,608	716,835
	12/03/15	36,376	60.67	12/03/25	822,461	12/03/15	PSU	22,971	1,913,059
	12/01/16	45,960	74.14	12/01/26	420,074	12/01/16	PSU	26,570	2,212,720
Total		160,104			3,122,056			58,149	4,842,615	–	–

1.	These named executives chose to receive a percentage of their short-term incentives as DSUs. All of these DSUs have vested.

Management proxy circular	83

Value vested or earned during the fiscal year

The table below shows the following for each named executive:

•	the total value that would have been realized on vesting of stock options during fiscal 2017 if the options had been exercised on the vesting date
•	the value of share awards received on vesting during fiscal 2017
•	the annual incentive compensation awards earned for 2017

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Annual incentive compensation – Value earned during the year ($)
Brian Porter	1,448,338	3,640,650	2,610,000
Sean McGuckin	439,647	1,055,788	800,000
Ignacio Deschamps	–	–	1,444,912
Dieter Jentsch	599,042	1,201,414	2,610,000
James O’Sullivan	112,111	364,065	1,200,000

Option-based awards include the total value of stock options that vested during fiscal 2017 (25% of the options granted on each of the dates shown in the table below). The value equals the number of options that vested times the difference between the option exercise price and the closing share price on the vesting date. Starting with December 2014 awards, stock options vest 50% on the third anniversary date of the grant, and 50% on the fourth anniversary date of the grant.

Grant date	Exercise price	Vesting date	Closing share price on vesting date
December 10, 2012	$55.63	December 9, 2016	$76.87
December 9, 2013	$63.98	December 9, 2016	$76.87

Share-based awards include the value of PSUs that vested during fiscal 2017, and include dividend equivalents. Their realized value on vesting equals the number of units vested times the performance factor times the vesting price (the average closing price of our common shares on the TSX for the 20 trading days ending on the vesting date).

Vesting date	Performance factor	Vesting price
November 30, 2016	97%[1]	$71.96
1.	See pages 68 and 69 of our 2017 circular for information on how we calculated the performance factor.

Options exercised during fiscal 2017

Name	Grant date	Number of options	Exercise price	Realized value
Brian Porter	12/6/2010	102,720	$55.63	$2,010,475
	12/10/2012	100,000	$55.63	$2,222,670
Sean McGuckin	12/5/2008	15,492	$33.89	$641,013
Dieter Jentsch	12/11/2009	32,356	$47.75	$856,341
	12/6/2010	43,656	$55.63	$813,749

Securities authorized for issuance under equity compensation plans as at October 31, 2017

Shareholders must approve our stock option plan.

Other important things to note:

•	We stopped granting stock options to directors as of October 28, 2003.
•	When we acquired DundeeWealth Inc. (renamed as HollisWealth Inc. and subsequently renamed as 1985275 Ontario Inc.) on February 1, 2011, DundeeWealth stock options were converted to 1,293,308 options on our common shares based on the February 1, 2011 share price. The number of options and exercise prices are the sum and weighted average of our common shares to be issued for stock options granted under their employee and advisor share incentive plans. We will not be issuing new stock options under these equity compensation plans.

84	Scotiabank

EXECUTIVE COMPENSATION

As at October 31, 2017	Securities to be issued upon exercise					Securities remaining for future issuance under equity compensation plans			Securities to be issued upon exercise plus available for issuance
Equity compensation plans	#		% of outstanding common shares	Weighted average price		#		% of outstanding common shares	#	% of outstanding common shares
Stock Option Plan	15,398,969		1.27%	$57.45		8,975,752		0.74%	24,374,721	2.02%
DundeeWealth Stock Option Plan[1]	156,520		0.01%	$55.21		180,606		0.01%	337,126	0.03%
Total Stock Option Plan	15,555,489	[2]	1.29%	$57.43	[3]	9,156,358	[4]	0.76%	24,711,847	2.05%

1.	Effective November 1, 2013, DundeeWealth Inc. was renamed HollisWealth Inc. Effective November 1, 2017, HollisWealth Inc. was renamed 1985275 Ontario Inc. We will not be issuing new stock options under this stock option plan. This plan was not approved by bank shareholders.
2.	15,452,235 as at February 6, 2018
3.	$59.20 as at February 6, 2018
4.	8,241,500 as at February 6, 2018

See Note 25 to our 2017 consolidated financial statements for more information.

About burn rate, dilution and overhang

Shareholders approve the number of shares that can be issued under the stock option plan, which is less than 10% of our outstanding common shares. In April 2011, shareholders approved an increase of 15 million common shares available for issue under the stock option plan.

The table below shows the key details about our stock option plan, but does not include information on DundeeWealth stock options.

	2017	2016	2015
Burn rate[1]
Total number of options issued in a fiscal year, divided by weighted average number of common shares outstanding	0.09%	0.10%	0.13%
Dilution[2]
Total number of options outstanding divided by weighted average number of common shares outstanding	1.3%	1.6%	1.9%
Overhang[2]
Total number of options available for issue plus options outstanding, divided by weighted average number of common shares outstanding	2.0%	2.5%	2.8%

1.	Our burn rates have been calculated using the new TSX prescribed methodology that became effective for issuers with fiscal years ending on or after October 31, 2017 – calculated by dividing our stock options granted in the applicable fiscal year by the weighted average number of common shares outstanding over the applicable fiscal year. Prior to the new TSX prescribed methodology, we used the number of common shares outstanding at the end of our fiscal year to calculate burn rates, which produced similar results.
2.	Consistent with the TSX prescribed methodology for burn rates, our dilution and overhang for fiscal years 2015 through 2017 have been calculated using the weighted average number of common shares outstanding over the applicable fiscal year. Prior to the new TSX prescribed methodology, we used the number of common shares outstanding at the end of our fiscal year to calculate dilution and overhang, which produced similar results.

About the stock option plan

Stock options granted before December 2009 may include a tandem SAR feature, which gives the grant holder the choice of either:

•	exercising the option by purchasing common shares at the grant price and either holding or selling the shares, or
•	exercising the tandem SAR and receiving a cash payment that is the difference between the exercise price and the market price of our common shares on the date of exercise. The holder receives the same value as he or she would receive by purchasing shares and immediately selling, but as no shares actually change hands, the stock is not diluted
•	if the option is exercised, the tandem SAR is cancelled and vice versa.

We do not have significant share dilution; we issued 5.3 million shares related to equity-based compensation. Effective November 29, 2016, the bank discontinued the issuance of shares from treasury for dividend and share purchase plans.

Other features of the plan:

•	we have insider participation limits
•	our general loan policies and customer rates apply to employees who borrow to buy common shares for option exercises
•	we grant stand-alone SARs in select countries outside of Canada, where local laws may restrict the issuance of shares.

Limits

No one can be granted stock options to purchase more than 5% of our total number of issued and outstanding common shares on a non-diluted basis at any time.

No more than 10% of our total common shares outstanding can be issued to insiders for the exercise of options in any year – this limit applies to the stock option plan and any other security based compensation arrangement.

Adjustments can be made to options in proportion to adjustments made to our common shares for certain events, like a subdivision, consolidation, reorganization, reclassification or other event that requires adjustments to be made.

Management proxy circular	85

Making changes

Shareholders must approve changes to the plan including:

•	an increase in the maximum number of shares that may be issued
•	a reduction in the exercise price of outstanding options
•	an extension of an option expiry date
•	certain expansions of classes of eligible recipients of options
•	an expansion of the transferability of options
•	any amendments to the amendment provisions.

The board can make the following changes to the plan without shareholder approval:

•	changes of an administrative or housekeeping nature
•	terms, conditions and mechanics of granting stock option awards
•	changes to vesting, exercise or early expiry
•	amendments that are designed to comply with the law, tax or accounting provisions, or regulatory requirements.

RETIREMENT BENEFITS

Scotiabank pension plan

Type of plan	defined benefit
Participation	Employees*, including all named executive officers except for Mr. Deschamps
Terms

Non-contributory

• members earn 1.5% of their highest five-year average base salary for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan

Contributory

• members contribute 4% of their base salary up to a maximum of $3,500 each calendar year and earn an annual pension equal to 2% of their highest five-year average base salary for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan

• annual pension benefits are capped at the maximum pension limit under the Income Tax Act (Canada)

Pension benefits	• the retirement pension is paid for life • if there is a surviving spouse, he or she receives 60% of the member’s pension for life
Eligibility	• full pension begins at age 65, the normal retirement age (age 63 if hired before 1983) • members can receive a reduced pension at age 55 (age 53 if hired before 1983)

The Scotiabank Pension Plan is our primary pension plan in Canada. All of the named executives are participants except Mr. Deschamps who is based outside Canada. Mr. Deschamps did not participate in any retirement plan in fiscal 2017.

*Hired before January 1, 2016.

Supplemental pension plan

Supplemental pension arrangements for the named executives (excluding Mr. Porter and Mr. Deschamps) are covered by the Scotiabank Executive Pension Plan which is a non-registered supplemental pension plan.

The pension accrual under the Scotiabank Executive Pension Plan is calculated substantially the same as under the Scotiabank Pension Plan in the absence of income tax limits, except that incentive compensation is considered.

For the named executives, in addition to retirement benefits being capped at 70% of the highest average five-year compensation:

•	the incentive compensation recognized is capped at 50% of base salary
•	the total amount of eligible compensation recognized in the pension calculation is capped at $800,000 for group heads.

Executives do not receive any supplemental pension benefits if they leave the bank before meeting the eligibility requirements, are terminated with cause, or if they engage in competitive business after retirement. We pay a reduced pension if the executive retires before normal retirement age.

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EXECUTIVE COMPENSATION

All of the named executives who participate in their supplemental pension plan are vested based on eligibility requirements except for Mr. McGuckin and Mr. O’Sullivan. When Mr. Porter became President and CEO on November 1, 2013, his retirement arrangement was amended to freeze the pension amount accrued before his appointment, to prevent triggering a large one-time increase in pension benefit because of the increase in his compensation as CEO.

Summary of benefits

Brian Porter

Mr. Porter is covered by an individual retirement agreement that went into effect when he became CEO:

• his previous retirement arrangement was frozen as of October 31, 2013

• pension accrues at a flat rate of $125,000 for each year he is President and CEO

• his total annual pension from all bank sources is capped at $1.5 million

Sean McGuckin Dieter Jentsch James O’Sullivan	Mr. McGuckin, Mr. Jentsch and Mr. O’Sullivan have a cap on both pension benefits and eligible compensation. As group heads, pension benefits are capped at $560,000 per year (70% x $800,000)
Ignacio Deschamps	Mr. Deschamps did not participate in any retirement plan in fiscal 2017

Plan obligations

The table below shows the defined benefit pension plan obligations for each named executive as at October 31, 2017.

The amounts are calculated using actuarial methods and assumptions consistent with those used for calculating pension obligations and annual expenses as disclosed in our consolidated financial statements. The most significant assumption is the discount rate used to determine the accrued obligation, which is set based on yields on high quality corporate bonds with matching durations. The remaining assumptions reflect our best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other companies.

Name	Number of years of credited service	Annual benefits payable ($)		Accrued obligation at start of year ($)	Compensatory change ($)	Non-compensatory change ($)	Accrued obligation at year end ($)
		At year end	At age 65
Brian Porter	23.8	781,000	1,448,000	10,203,000	1,973,000	409,000	12,585,000
Sean McGuckin	24.0	314,000	510,000	3,603,000	175,000	141,000	3,919,000
Dieter Jentsch	34.1	451,000	558,000	5,653,000	203,000	213,000	6,069,000
James O’Sullivan	8.8	117,000	302,000	1,434,000	182,000	61,000	1,677,000

Accrued obligation is the value of the projected pension benefits from all pension plans, earned for all service to date.

Compensatory change includes the annual service costs and other compensatory changes:

•	the annual service cost is the value of the projected pension benefits earned in 2017
•	other compensatory changes reflect the change in the accrued obligation attributable to the impact of the differences between actual earnings (salary and bonus) for the year, and those assumed in the previous years’ calculations, and the retroactive impact of any promotions or plan changes. We do not have arrangements that provide our named executives with additional years of service for purposes of the plan.

Non-compensatory change is the change in the accrued obligation attributable to items that are not related to salary and bonus decisions and promotion, such as assumption changes, interest on the accrued obligation at the start of the year and any employee contributions.

The estimated accrued obligation values are calculated each year by our independent actuaries, based on the same method and assumptions used to determine year end pension plan obligations for our pension plans as disclosed in Note 27 to the 2016 consolidated financial statements and Note 27 to the 2017 consolidated financial statements.

Pension plan governance

The human resources committee oversees the Scotiabank Pension Plan. It has delegated certain fiduciary plan duties to the pension administration and investment committee, including the plan investment strategy and performance, which the committee reports on to the human resources committee twice annually. The pension administration and investment committee includes the President and CEO, Chief Financial Officer, Chief Human Resources Officer and others. The board retains plan sponsor duties including approval of plan amendments.

Management proxy circular	87

TERMINATION AND CHANGE OF CONTROL

Change of control

We define a change of control as:

•	an acquisition of more than 20% of our voting shares
•	a change in the majority of our board members
•	any transaction where one or more entities acquires more than 50% of our assets, or
•	a merger between us and one or more entities to form another legal entity.

While we do not have individual change-of-control agreements with our named executives, our equity-based compensation plans and executive pension arrangements include terms for vesting in these circumstances.

These change of control provisions are “double-trigger” – this means they only take effect when there is a change of control and termination of employment without cause. Vesting accelerates under the PSU plan, stock option plan and executive pension arrangements if an executive’s employment is terminated within two years of a change of control for any reason other than dismissal for cause. However, vesting does not accelerate under the PSU plan for executives who are U.S. taxpayers. Vesting only accelerates under the stock option plan and executive pension arrangements for U.S. taxpayers. While Mr. Deschamps is a U.S. taxpayer, he does not have any stock options nor participate in any pension arrangements.

Treatment of compensation if employment is terminated

The table below summarizes the treatment of compensation for the named executives under various termination scenarios:

•	retirement – a named executive may qualify for retirement under our equity plans at age 55 or older with 10 years of service, or within five years of their normal retirement date, whichever is earlier. If neither of these criteria is satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. Outstanding awards will be forfeited if an employee engages in competitive business after he or she retires.
•	salary and annual incentive – the table does not reflect any amounts that may be considered under common and civil law.
•	pension – an executive forfeits his or her supplemental pension if he or she resigns or retires or is terminated without cause before being eligible for retirement, is terminated with cause or engages in a competitive business after he or she retires or is otherwise no longer employed by us.

Compensation element	Resignation	Retirement	Termination without cause	Termination with cause	Termination (within two years) following a change of control
Salary	Salary ends	Salary ends	Salary ends	Salary ends	Salary ends
Annual Incentive	Award forfeited	Award prorated based on period worked during the fiscal year	Award forfeited	Award forfeited	Award forfeited
PSUs	Unvested units expire on date of resignation and vested units are paid out in accordance with plan	Continue to vest according to normal schedule	Continue to vest according to normal schedule	Unvested units expire on date of termination and vested units are paid out in accordance with plan	Unvested units vest on the vesting date or the termination date, whichever is earlier (normal vesting for U.S. taxpayer). Vested units are paid out in accordance with plan[1]
Stock options	All vested and unvested options immediately expire and are forfeited on the resignation date	Continue to vest according to normal schedule and can be exercised within five years of retirement date, or the original expiry date, whichever is earlier	Unvested options expire immediately and any exercise of vested options must be within three months of the termination date	All vested and unvested options expire immediately and are forfeited on the termination date	Vest immediately and can be exercised in accordance with plan
DSUs	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends
Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension
Perquisites	Perquisites end	Perquisites end	Perquisites end	Perquisites end	Perquisites end

1.	The performance factor will be calculated based on a shortened performance period. In the event that a performance factor cannot be calculated, a performance factor of 1 will be used to calculate the number of PSUs that vest.

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EXECUTIVE COMPENSATION

Estimated payments if employment is terminated

The table below shows the estimated additional benefits each named executive would be entitled to receive if their employment ended on October 31, 2017, but does not include amounts to which a named executive may be entitled under common or civil law. Any benefits of an equal or lesser value that a named executive would be eligible to receive under continued employment are disclosed elsewhere in this executive compensation section of the circular. For equity-based compensation, the values represent the in-the-money value of any awards (as of October 31, 2017) that would have been eligible for accelerated vesting as a result of termination. These values are based on a share price of $83.28, the closing price of our common shares on October 31, 2017.

We do not gross up any compensation to cover the impact of income taxes.

The actual amounts that a named executive would receive if employment is terminated can only be determined at the time of termination. Many factors could affect the nature and amount of the benefits and the actual amounts may be higher or lower than the amounts shown below. PSUs have been valued assuming a performance factor of 1, and may not reflect the actual payouts.

Executives’ and former executives’ outstanding equity-based incentives may be subject to reduction or recoupment, under the terms of our clawback policy.

Estimated Additional Payment for NEOs upon Termination of Employment, as at October 31, 2017

		Estimated incremental value on termination as of October 31, 2017
Name	Compensation Component	Resignation	Retirement	Termination without cause	Termination with cause	Termination (within 2 years) following a change of control
Brian Porter	Salary & Annual Incentives	–	–	–	–	–
	Equity-Based Incentives	–	–	–	–	27,502,645
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total:	–			–	27,502,645
Sean McGuckin	Salary & Annual Incentives	–	–	–	–	–
	Equity-Based Incentives	–	–	–	–	7,612,372
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total:	–			–	7,612,372
Ignacio Deschamps	Salary & Annual Incentives	–	–	–	–	–
	Equity-Based Incentives	–	–	–	–	10,012,735
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total:	–			–	10,012,735
Dieter Jentsch	Salary & Annual Incentives	–	–	–	–	–
	Equity-Based Incentives	–	–	–	–	11,146,161
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total:	–			–	11,146,161
James O’Sullivan	Salary & Annual Incentives	–	–	–	–	–
	Equity-Based Incentives	–	–	–	–	6,479,281
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total:	–			–	6,479,281

Management proxy circular	89

Other information

COMPENSATION OF EMPLOYEES WHO HAVE AN IMPACT ON OUR MATERIAL RISK

The tables below show the compensation awarded to employees who had an impact on our material risk in the last two fiscal years in accordance with Implementation Standard 15 of the FSB Guidelines and the Basel Committee on Banking Supervision’s Pillar III disclosure requirement. This includes all executive vice presidents and above, senior leaders and above in Global Banking and Markets, and other select employees. At least 40 to 60% of their total incentive compensation is deferred.

The compensation review committee reviews the list of material risk impact (MRI) employees to make sure it is complete.

Fixed and variable compensation awarded

	2017		2016
($ millions)	Named Executives	Other MRI	Named Executives	Other MRI
Number of executives	5	164	5	164
Fixed pay	3.4	52.8	3.4	53.9
Variable compensation
Non-deferred cash	8.7	78.2	7.3	80.5
Non-deferred share units[1,2]	0.0	0.5	0.0	0.4
Deferred cash	0.0	0.4	0.0	0.4
Deferred share units[1,2]	14.7	65.5	14.4	65.8
Stock options[1]	2.9	6.7	2.9	6.1

1.	Reflects grant value of share units and stock options.
2.	Share units include PSUs, RSUs and deferred performance plan units.

Deferred compensation outstanding and paid

	2017		2016
($ millions)	Named Executives	Other MRI	Named Executives	Other MRI
Vested
Cash	0.0	0.0	0.0	0.0
Share units[2,3,4]	0.0	0.0	0.0	0.0
Stock options[3]	14.7	59.5	11.8	66.4
Unvested
Cash[3]	0.0	39.4	0.0	2.1
Share units[2,3,4]	48.2	214.5	29.6	209.6
Stock options[3]	14.6	28.9	6.8	17.6
Total deferred outstanding	77.4	342.3	48.2	295.7
Paid
Cash	0.0	0.4	0.0	1.7
Share units[2]	6.3	45.1	3.1	55.0
Stock options	6.5	13.1	4.2	26.8
Total deferred paid	12.8	58.6	7.3	83.6

3.	Reflects in-the-money value of vested or unvested share units and stock options as at October 31, 2017
4.	Unvested share units and cash are valued using a performance factor of 1.0

100% of the vested and unvested awards listed in the table above on the right are subject to either implicit adjustments (such as a decrease in our share price) and/or explicit adjustments (such as clawbacks or risk-related adjustments as outlined on page 68).

Adjustments to deferred compensation

The bank’s compensation program includes the ability for the board to reduce deferred compensation in certain circumstances, including non-compliance with our policies or risk appetite or performance-related events. The board exercised its discretion in specific individual circumstances. As a result, compensation was reduced by $0.5 million for other MRI employees. As a result of the PSU multiplier for PSUs that vested in 2017, the value of vested PSUs paid to named executives was reduced by $0.2 million and by $0.5 million for other MRI employees.

Other compensation paid

The table below shows aggregate guaranteed incentive awards, sign-on awards, and severance payments for MRI employees over the past two fiscal years. Additional information regarding the highest single severance payment to a MRI employee has been provided to OSFI on a confidential basis to protect employee privacy.

Level ($ millions)	Year	Guaranteed Incentive Awards		Sign-on Awards		Severance Payments
		Number of employees	Total amount	Number of employees	Total amount	Number of employees	Total amount
Named Executives	2017	0	$0	0	$0	0	$0
	2016	0	$0	1	$7.8	0	$0
Other Material Risk Impact Employees	2017	0	$0	3	$3.8	10	$4.4
	2016	3	$4.2	4	$5.5	8	$11.6

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EXECUTIVE COMPENSATION

BUSINESS PERFORMANCE MEASURES

The bank uses the following business performance measures to assess its performance in its incentive plans which are defined below.

Diluted earnings per share

Diluted earnings per share is defined as the net income attributable to common shareholders based on the weighted average diluted common shares outstanding.

Operating leverage

The bank defines operating leverage as the rate of growth in total revenue, less the rate of growth in non-interest expenses.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The bank calculates its return on equity using average common shareholders’ equity.

NON-GAAP MEASURES

The bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with GAAP, which are based on IFRS, are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these measures. The bank believes that certain non-GAAP measures are useful in assessing underlying ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are presented below.

For the year ended October 31, 2017	Reported	Impact of the 2016 restructuring charge	Adjusted for the restructuring charge
Operating leverage	2.4%	(2.6)%	(0.2)%

For the year ended October 31, 2016 ($ millions)	Reported	Impact of the restructuring charge		Adjusting for the restructuring charge	Impact of excluding net benefits from restructuring charge in excess of plan	2016 performance for compensation purposes
Net income ($ millions)	$7,368	$278	[1]	$7,646	$(21)	$7,625
Diluted earnings per share	$5.77	$0.23		$6.00	$(0.02)	$5.98
Return on equity	13.8%	0.5%		14.3%	–	14.3%
Operating leverage	(1.9)%	2.9%		1.0%	(0.3)%	0.7%

1.	Calculated using the statutory tax rates of the various jurisdictions.

Management proxy circular	91

LOANS TO DIRECTORS, OFFICERS AND EMPLOYEES

The table below shows the aggregate indebtedness outstanding at January 10, 2018 of current and former directors, executive officers and employees of the bank and our subsidiaries. The amounts exclude routine indebtedness as described in note 2, below.

Purpose	To the bank or a subsidiary of the bank	To another entity
Share purchases	–	–
Other	$480,852,344	–

The following table shows the outstanding amounts that directors and executive officers borrowed from us or our subsidiaries to buy bank securities and for other purposes, including amounts borrowed by their respective associates, but does not include routine indebtedness.

Name and principal position	Involvement of issuer	Largest amount outstanding during the financial year ended October 31, 2017	Amount outstanding as at January 10, 2018	Financially assisted securities purchases during the financial year ended October 31, 2017
Securities purchase program	–	–	–	–
Other programs
Group Head/Executive Vice President
Deborah Alexander	Lender	1,608,016	899,110	–
Ian Arellano	Lender	2,017,813	1,980,128	–
John Doig	Lender	527,808	373,847	–
Mike Henry	Lender	1,788,252	1,575,361	–
Sean McGuckin	Lender	298,680	298,755	–
Kyle McNamara	Lender	1,341,232	1,263,106	–

1.	Loans and other extensions of credit to executive officers and directors are made on market terms that are no more favourable than those offered to the general public, in accordance with the U.S. Sarbanes-Oxley Act of 2002 and the related provisions of the U.S. Securities Exchange Act of 1934, as amended.
2.	Routine indebtedness includes:
•	loans to any director or nominated director, executive officer, together with his or her associates, made on terms no more favourable than loans to employees generally, where the amount remaining unpaid has not exceeded $50,000 at any time in the last completed financial year
•	loans to full-time employees, fully secured against their residence and not exceeding their annual salary
•	loans to those other than full-time employees, made on substantially the same terms available to other customers with comparable credit (including terms for interest rates and security rates), and involving no more than the usual risk of collectability
•	loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements according to the usual commercial practice.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We have purchased a liability insurance policy for our directors and officers (Side A), which expires on June 1, 2018. The policy covers each of them individually if there are situations where we are not able or permitted to indemnify them. The policy has a $300,000,000 limit and a nil deductible, and we pay an annual premium of $1,028,600 for this coverage.

DIRECTORS’ APPROVAL

The board has approved the contents of this circular and authorized us to send it to you.

Julie A. Walsh

Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer

Toronto, Ontario, Canada

February 6, 2018

92	Scotiabank

HOW TO CONTACT US
INVESTORS	Investor Relations, Finance Department Scotiabank 44 King Street West Toronto, Ontario, Canada M5H 1H1 Tel.: (416) 775-0798 Email: investor.relations@scotiabank.com
CUSTOMERS

Contact your branch/service centre manager first.

If your matter is not resolved, contact:

Office of the President

Scotiabank

44 King Street West

Toronto, Ontario, Canada  M5H 1H1

Tel.: (416) 933-1700 or toll free 1 (877) 700-0043

Email: mail.president@scotiabank.com

SHAREHOLDERS Changes in share registration address changes dividend information lost share certificates estate transfers duplicate mailings	Computershare Trust Company of Canada 100 University Avenue, 8th floor Toronto, Ontario, Canada M5J 2Y1 Tel.: 1 (877) 982-8767 Fax: 1 (888) 453-0330 Email: service@computershare.com	Co-Transfer Agent (U.S.A.) Computershare Trust Company N.A. 250 Royall Street Canton, MA 02021, U.S.A. Tel.: 1 (800) 962-4284
CORPORATE GOVERNANCE MATTERS	Corporate Governance Office Scotiabank 44 King Street West Toronto, Ontario, Canada M5H 1H1 Tel.: (416) 866-3672 Fax: (416) 866-5090 Email: corporate.secretary@scotiabank.com
INDEPENDENT DIRECTORS	Chairman of the Board Scotiabank 44 King Street West Toronto, Ontario, Canada M5H 1H1
EXECUTIVE COMPENSATION MATTERS	Chair, Human Resources Committee Scotiabank 44 King Street West Toronto, Ontario, Canada M5H 1H1 Email: executive.compensation@scotiabank.com

Reminder about shareholder mailings

We announce our financial results by media release, and our financial statements and management’s discussion and analysis (MD&A) are available on our website (www.scotiabank.com).

If you are a shareholder and want to receive our quarterly financial statements and MD&A in 2018, you must mark the request box at the bottom of your proxy form (registered shareholders) or voting instruction form (beneficial shareholders).

Some households may receive multiple copies of our annual report because multiple registered shareholders live at the same address. If you are a registered shareholder, you can tell us not to send the annual report (containing the annual financial statements and MD&A) by marking the waiver box at the bottom of your proxy form.

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